Exhibit (f)

DESCRIPTION OF NEW SOUTH WALES AND NEW SOUTH WALES TREASURY CORPORATION

FORWARD-LOOKING INFORMATION

This Report contains forward-looking statements. Statements that are not historical facts, including statements about the New South Wales Treasury Corporation’s (the “Corporation”) and New South Wales’s (the “State,” “New South Wales” or “NSW”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe,” “may,” “will,” “should,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor NSW undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and NSW believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward looking statements include:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of New South Wales’ major trading partners;

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the effects, both internationally and in Australia, of any further global financial crisis, any subsequent economic downturn, the ongoing economic, banking and sovereign debt crisis in Europe and any stalling of the protracted United States recovery due to the upcoming “fiscal cliff” or otherwise;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in NSW’s domestic consumption;

•	changes in NSW’s labor force participation and productivity;

•	exchange rate fluctuations;

•	downgrades in the credit ratings of NSW and Australia;

•	changes in the rate of inflation in NSW;

•	changes in environmental and other regulation; and

•	changes to the distribution of revenue from the Commonwealth of Australia Government to the States.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The fiscal year of the Corporation and NSW is July 1 to June 30. Unless otherwise indicated, annual information presented in this report is based on fiscal years. In this report, the fiscal year that began on July 1, 2011 and ended on June 30, 2012 is referred to as “2011-12” and previous and subsequent fiscal years are referred to using the same convention.

The financial statements of the Corporation and the NSW Total State Sector Accounts have been prepared in accordance with Australian Accounting Standards (“AAS”) adopted by the Australian Accounting Standards Board (“AASB”) under Section 6 of the Public Finance and Audit Act 1983 of New South Wales. For reporting periods beginning on or after January 1, 2005, the AAS include the Australian Equivalents to International Financial Reporting Standards (“AEIFRS”). The adoption of AEIFRS impacts the way in which certain assets, liabilities and expenses are measured in both the General Government sector and public trading enterprise (“PTE”) sector. A major example of this is the increase in the unfunded superannuation liability as a result of a lower discount rate than would have been used before AEIFRS was implemented being used in its valuation. The higher liability also impacts on the superannuation expense item in the operating statement. See “New South Wales Government Finances — Recent Fiscal Outcomes — Net Financial Liabilities” for more information. As such, there is a series break between the 2004-05 fiscal year and prior fiscal years, which were prepared according to previous Australian Generally Accepted Accounting Principles (“Previous AGAAP”), and the 2005-06 and subsequent fiscal years.

Furthermore, financial reporting of the General Government sector complies with the accrual based accounting and reporting principles of AASB 1049 Whole of Government and General Government Sector Financial Reporting. This standard was applied for the first time to the 2008-09 fiscal year and harmonizes the reporting principles of AAS and Government Finance Statistics. The financial statements of prior reporting periods have been restated to AASB 1049 principles on a best endeavors basis to ensure that performance trends can be assessed on a comparable basis. The series break due to the adoption of AEIFRS continues to apply.

Pursuant to the Public Finance and Audit Act 1983 of New South Wales, the Auditor-General of New South Wales (the “Auditor-General”) has audited the financial statements included elsewhere in this report of the Corporation and the NSW Total State Sector Accounts, in each case, for the fiscal years ended June 30, 2010, 2011 and 2012.

In respect of the financial statements of the Corporation for the fiscal years ended June 30, 2010, 2011 and 2012, the Auditor-General issued unmodified independent audit reports.

In respect of the NSW Total State Sector Accounts for the fiscal year ended June 30, 2012, the Auditor-General issued a qualified audit report regarding the following three areas:

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Building valuations – The Auditor-General could not form an opinion whether buildings totaling A$18.6 billion are correctly valued and whether revaluation increments of A$4.9 billion and depreciation expenses of A$380 million are correct. This audit qualification relates to the Department of Education and Communities’ comprehensive revaluation of their school buildings. Under NSW Treasury’s policy, a comprehensive revaluation must be conducted at least every five years. The Auditor-General identified flaws in the process used by the Department of Education and Communities and advised more work was needed to support the values recorded. As a result, the Auditor-General also could not form an opinion on the State’s Net Operating Balance / Budget Result, Operating Result and Comprehensive Result. NSW Treasury is working with the Department of Education and Communities to ensure the resolution of this issue is completed as soon as possible.

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Land and infrastructure holdings – Certain parcels of land within NSW set aside on behalf of the community and held by NSW (“Crown Reserves”) and related infrastructure assets on these reserves may be controlled by the State, but these have not been recognized in the Total State Sector Accounts. The value that potentially could be recognized is estimated between A$500 million and A$1.5 billion, but may be outside this range. As a result, the Auditor-General was unable to form an opinion on whether land and buildings in the statement of financial position are free from material misstatement.

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Recognition of archives – The State recognized the value of certain archives for the first time. The archives comprise State records of continuing value originally created or received by the New South Wales government’s agencies and include materials relating to convicts, shipping, land settlement, Aboriginal people or other matters handled by public offices. The archives have initially been valued at A$938 million. However, the Auditor-General was unable to obtain all the information needed to form an opinion on their existence and value due to time constraints after the balance date. As a result, the Auditor-General was unable to form an opinion on whether the plant and equipment included in the statement of financial position are free from material misstatement. The Auditor General expects further information on this matter to appear in a yet to be issued Volume of the 2012 Report to Parliament. Treasury is working with the State Records Authority of New South Wales to ensure the resolution of this issue is completed as soon as possible.

The State Auditor General also issued qualified audit reports regarding the value of the Crown Reserves and related infrastructure on the Crown Reserves for the fiscal years ended June 30, 2010 and 2011, due to an inability to obtain all information required to form an opinion. However, although still qualified, the State made progress during the fiscal year ended 2012 with identifying and valuing Crown Reserves under the State’s control that should be recognized as assets in the General Government sector and Total State Sector Accounts. A significant volume of Crown Reserves have been identified as not being under the State’s control, reducing the potential unrecognized value estimate of the Crown Reserves from between A$3 billion to A$4 billion to between A$500 million and A$1.5 billion.

Once the value of the Crown Reserves can be reliably estimated, the value of the Crown Reserves will be recognized in the NSW Total State Sector Accounts. The current effect of the exclusion of the value of these Crown Reserves from the NSW Total State Sector Accounts is likely to be an understatement of the assets of NSW. It is unclear whether the qualification regarding the buildings and archives means there is an overstatement or understatement of assets at this point in time. The Auditor-General is still in the process of gathering the information required to form an opinion, and NSW Treasury is unable to predict the likely outcome of this process at this time.

The 2008-09 Total State Sector Accounts were also qualified for the non-consolidation of land under roads which could not be reliably estimated at the time. In the 2009-10 Total State Sector Accounts, an opening balance adjustment of A$3.9 billion was made to recognize land under roads for the first time and the qualification was removed.

For further details, see note (1) — “Principles of Consolidation” to the NSW Total State Sector Accounts for the fiscal years ended June 30, 2009, 2010, 2011, and 2012.

Statistical information reported herein has been derived from official publications of, and information supplied by, a number of departments and agencies of the State, including its Treasury, the Commonwealth of Australia, the Reserve Bank of Australia (the “RBA”) and the Australian Bureau of Statistics (“ABS”). Some statistical information has also been derived from information publicly made available by the International Monetary Fund (“IMF”) and the Organization for Economic Cooperation and Development (“OECD”). Similar statistics may be obtainable from other sources, but the underlying assumptions, methodology and, consequently, the resulting data may vary from source to source. In addition, statistics and data published by a department or agency of New South Wales or the Commonwealth of Australia may differ from similar statistics and data produced by other departments or agencies due to differing underlying assumptions or methodology. Certain historical statistical information contained herein is based on estimates that the Corporation and/or NSW, including its departments or agencies, believe to be based on reasonable assumptions. The official financial and economic statistics of New South Wales and the Commonwealth of Australia are subject to review as part of a regular confirmation process. Accordingly, financial and economic information may be subsequently adjusted or revised. While neither the Corporation nor NSW currently expects any such revisions to be material, no assurance can be given that material changes will not be made.

Except where otherwise specified herein, the most recent economic and statistical information reported herein provided by departments and agencies of the State, including its Treasury, is from New South Wales Treasury’s 2012-13 Budget, released on June 12, 2012. Updates to the financial projections and forward estimates to 2015-16 contained in the 2012-13 Budget, along with a discussion of performance against the 2012-13 Budget, were reported in the 2012-13 Half-Yearly Review released on December 20, 2012. A copy of the 2012-13 Half-Yearly Review is filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW. Please refer to the 2012-13 Half-Yearly Review for the updated information. A summary of the 2012-13 Half-Yearly Review is set forth below under “2012-13 Half-Yearly Review Summary”.

Since the ABS adopted ANZSIC 2006 industry classifications, the “Property and business services” sector has been broken down into “Rental, hiring and real estate”, “Professional, scientific and technical services” and “Administrative and support services”. These three industries are re-aggregated herein to more accurately analyze impacts on NSW’s predominantly service-based economy.

Statistical information contained herein relating to the number of persons employed in a given industry for any four quarters has been derived from ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, by taking the average of the number of persons employed over the four quarters ending in the reference quarter. This averaging has been done to account for data volatility between the individual quarters. This volatility has increased as a result of a change in sampling methodology by the ABS. In April 2008, the ABS announced they would be reducing the sample size of the labor force survey, thereby increasing the volatility of the estimates, although the ABS stated their belief that the survey would remain representative of the Australian labor market. In May 2009, the ABS announced the survey sample size would be progressively reinstated to previous levels between July 2009 and December 2009. Since the release of December 2009 labor force data in January 2010 the labor force survey has been based on a fully reinstated sample.

Any discrepancies between totals and sums of components in this Report are due to rounding.

CERTAIN TERMS AND CONVENTIONS

In this report, references to “A$” or “$” are to Australian dollars and references to “U.S. dollars” or “US$” are to United States dollars. See “Currency of Presentation and Exchange Rates” for information regarding the rates of conversion of Australian dollars into U.S. dollars for preceding periods.

In this report, references to “€” are to the single European currency adopted by certain participating Member States of the European Union as of January 1, 1999 and references to “JPY” are to Japanese yen.

Except as otherwise required by the context, references in this Report to the “Corporation,” “we,” “us” or “our” are to New South Wales Treasury Corporation, and references to “NSW” are to New South Wales.

2012-13 HALF-YEARLY REVIEW SUMMARY

For more current economic information and analysis, please see the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW.

Below is a summary of the highlights from the 2012-13 Half-Yearly Review:

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Economy. The economic outlook in the 2012-13 Half-Yearly Review for Australia and NSW over the next two years is weaker than at the time the 2012-13 Budget was released, largely reflecting further downgrades to the global outlook. A fall in non-rural commodity prices since the 2012-13 Budget also contributed to the weaker result by reducing forecast State revenues from coal royalties.

Overall, the balance of risks to the outlook has not materially changed since the time the 2012-13 Budget was released. Major downside risks remain, including the risks of an escalation of the European sovereign and banking debt crisis and a failure to resolve the budgetary deadlock in the United States which would trigger mandatory spending cuts and tax increases (the so-called “fiscal cliff”).

Since the time the 2012-13 Budget was released, NSW demand and output growth forecasts have been revised down modestly in both 2012-13 and 2013-14. The labor market is expected to be slightly weaker than at the time the 2012-13 Budget was released, with wage and inflation pressures remaining moderate.

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Revised Budget Forecasts. While economic growth in NSW is now expected to slightly moderate over the next two years, sharp falls in thermal coal prices are forecast to lower State royalty revenues. Mining royalties are now forecast to be A$1.9 billion lower over the period to 2015-16 compared to the 2012-13 Budget. This includes revenues from supplementary mining royalties being revised down to zero following significantly lower Commonwealth of Australia revenue estimates from the Mineral Resource Rent Tax (the “MRRT”).

However, the fall in coal royalties is expected to be largely offset by other State sourced revenues over the forward estimates, including a base increase in the 2011-12 final accounts compared to the forecast in the 2012-13 Budget.

The changes in grants from the Commonwealth of Australia are also expected to have mixed impacts. Over the forward estimates, GST and health payments are expected to be lower. Road grants are expected to be deferred from 2013-14 to 2014-15 and then increase in the latter years reflecting increased grants.

On the expenditure side of the budget, forecast expenses are broadly in line with 2012-13 Budget forecasts. However, there is a divergence between accounting adjustments, which do not affect cash payments, but rather improve the operating result, and higher agency expenses which worsen the operating result. The most significant accounting adjustment since the 2012-13 Budget is the decrease in superannuation expenses as a result of historically low interest rates. The higher agency expenses include higher funding for preventative health, police wages following the Industrial Relations Commission decision and policy changes to improve the NSW WorkCover Scheme.

Keeping expense growth below revenue growth improves the State’s operating balance over the forward estimates (as shown in the table below). While the improvement in the operating result is encouraging, the combination of lower superannuation expenses and delayed but increased Commonwealth of Australia roads payments mask an underlying financial position that has deteriorated since the time the 2012-13 Budget was released.

General Government Budget Results

General Government Budget Results	2011-12	2012-13	2013-14	2014-15	2015-16
	(A$ million)
2012-13 Budget	(337)	(824)	289	562	1,172
2012-13 Half-Yearly Review	680	(776)	(423)	1,367	1,758

This weaker position is confirmed by the forward estimates of the State’s cash position, which have deteriorated since the time the 2012-13 Budget was released. For more information, please see Table 4.4 in the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW.

To ensure State finances remain on a sustainable footing while meeting the NSW Government’s commitment to address the State’s infrastructure needs, the critical fiscal relationship is the impact cash outcomes have on debt, particularly in the General Government sector. The significant increase in net debt over recent years has continued and suggests a need for improved cash outcomes and higher operating balances achieved through expense control without any further deterioration in revenues.

General Government Net Lending Results

General Government Net Lending	2011-12	2012-13	2013-14	2014-15	2015-16
	(A$ million)
2012-13 Budget	(2,833)	(3,473)	(3,267)	(1,521)	(519)
2012-13 Half-Yearly Review	(2,024)	(4,117)	(3,208)	(1,439)	(819)
Change	809	(644)	59	82	(300)

The NSW Government has indicated that it will look through operating result improvements largely driven by revenue and expense mismatches as well as accounting adjustments to the debt and net lending results. Accordingly, the NSW Government is expected to consider further measures in the lead-up to the 2013-14 Budget to address fiscal deterioration.

The forecast deficits in 2012-13 and 2013-14 indicate challenges remain despite the greater expense control achieved. While expense growth is higher in 2012-13 than forecast at the time of the 2012-13 Budget, this reflects a lower base in 2011-12 as a result of greater discipline in that year. Importantly, the 2012-13 Half-Yearly Review forecasts the continuation of expense growth remaining below revenue growth over the forward estimates.

Over the next four years, forecast average expense growth is largely unchanged from the time the 2012-13 Budget was released, although cash spending is expected to be offset by lower superannuation costs. Improvements can be attributed to the budget compliance framework introduced in the 2011-12 and 2012-13 Budgets. Revenue growth is expected to be unchanged.

Growth in Revenue and Expenses

	Four year average growth 2011-12 to 2015-16
	Revenue %	Expense %
Headline
2012-13 Budget	3.9	3.3
2012-13 Half-Yearly Review	3.9	3.5
Adjusted Basis (1)
2012-13 Budget	4.3	3.3
2012-13 Half-Yearly Review	4.2	3.5

(1)	Adjusted for the timing of Commonwealth of Australia road grants.

As outlined in the 2012-13 Budget, the NSW Government has indicated that it remains committed to returning the Budget to fiscal sustainability over time in order to provide a buffer for continuing downside risks as well as to finance increased infrastructure spending without an unsustainable increase in net debt.

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Infrastructure Investment. State infrastructure investment is expected to total A$61.8 billion over the four years to 2015-16, which is unchanged from the 2012-13 Budget projection. Although the total expected investment has not changed since the 2012-13 Budget, the expected composition of investment across the General Government and the PTE sectors has changed as a result of the transfer of PTE capital expenditure to the General Government sector under revised arrangements between Transport for NSW and RailCorp, which is a NSW government agency that provides metropolitan passenger rail services via CityRail and long distance services via CountryLink.

Future PTE capital expenditure requirements are also expected to be lower as a result of significant reductions in capital requirements in the regulated electricity sector following the integration of the State’s distribution networks and in response to lower forecast electricity demand. This decrease in PTE spending over the forward estimates was offset by higher General Government capital expenditure without changing the overall capital envelope.

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Balance Sheet. Variations in the General Government balance sheet since the 2012-13 Budget principally reflect lower investment returns during 2011-12, as well as a downward revision of bond yields which had an adverse impact on the valuation of unfunded superannuation liabilities in June 2012. Net financial liabilities are accordingly projected to be A$72.8 billion at June 30, 2013, which is A$11.6 billion higher than the 2012-13 Budget estimate. Higher unfunded superannuation liabilities continue across the forward estimates due to a slower than expected return to historical yield levels.

General Government net debt is projected to be A$18.5 billion at June 30, 2013, A$1.0 billion higher than the 2012-13 Budget estimate. This increase principally reflects the early recognition of a public private partnership-related finance lease liability, debt transfers between the General Government and PTE sectors and a slightly weaker cash result.

It should also be noted that the debt position forecast in the 2012-13 Half Year Review does not include proceeds from asset transactions currently underway for Port Botany and Port Kembla and the State’s electricity generators. For more information regarding the Port Botany, Port Kembla and electricity generator transactions, please see “New South Wales Government Finances — Business Asset Transactions — Upcoming Transactions”.

General Government Net Financial Liabilities and Net Debt

	As at June 30,
	2012	2013	2014	2015	2016
Net Financial Liabilities
2012-13 Budget (A$ million)	65,507	61,161	59,409	59,351	59,465
2012-13 Budget (% of Gross State Product)	14.3	12.8	11.8	11.2	10.6
2012-13 Half-Yearly Review (A$ million)	72,624	72,805	71,758	67,603	64,988
2012-13 Half-Yearly Review (% of Gross State Product)	16.0	15.4	14.4	12.9	11.8
Net Debt
2012-13 Budget (A$ million)	13,892	17,502	20,499	21,603	21,808
2012-13 Budget (% of Gross State Product)	3.0	3.6	4.1	4.1	3.9
2012-13 Half-Yearly Review (A$ million)	14,127	18,521	21,862	23,357	24,622
2012-13 Half-Yearly Review (% of Gross State Product)	3.1	3.9	4.4	4.5	4.5

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Auditor-General Review. On November 6, 2012, the NSW Treasurer announced that the Auditor-General had agreed to undertake a review of the reasonableness of the estimates and forecasts in the 2012-13 Half-Yearly Review.

Apart from the three unresolved audit qualifications discussed above under “Presentation of Financial and Other Information”, nothing came to the Auditor-General’s attention that caused him to believe:

•	the estimated financial statements were not prepared on a basis consistent with the accounting policies on which they were stated to be based;

•	the estimated financial statements were not prepared on the basis of the assumptions stated; or

•	the methodologies used to determine those assumptions were unreasonable.

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New South Wales Economic Performance and Outlook. While the economic outlook has weakened slightly, it remains broadly in line with the outlook at the time the 2012-13 Budget was released. However, certain forecasts for the next two years have been revised downward. The forecasts in the 2012-13 Budget for Real State Final Demand, Real Gross State Product and employment growth for 2012-13 and 2013-14 have been revised in the 2012-13 Half-Yearly Review. The forecast for Real State Final Demand has been revised to 2.5% from 2.75% for 2012-13 and to 3.0% from 3.50% for 2013-14. The forecast for Real Gross State Product has been revised to 2.0% from 2.25% for 2012-13 and to 2.75% from 3.0% for 2013-14. Finally, employment growth has been revised to 0.75% from 1.0% for 2012-13 and to 1.0% from 1.25% for 2013-14. For more information, please see “Economic Outlook—New South Wales Economy” in the 2012-13 Half-Yearly Review.

NEW SOUTH WALES TREASURY CORPORATION

New South Wales Treasury Corporation was established in June 1983 under the provisions of the Treasury Corporation Act 1983 of New South Wales (the “TCA”). The TCA states the principle objective of the Corporation is “to provide financial services for, or for the benefit of, the Government, public authorities and other public bodies”. The Corporation is the central financing agency for the New South Wales Government and for all public authorities within the provisions of the Public Authorities (Financial Arrangements) Act 1987 of New South Wales (the “PAFA Act”). These are predominantly semi-government authorities involved in productive activities including electricity supply, water supply, rail and road transport and highway construction.

The Corporation is empowered to enter into all forms of financial accommodation, and funds borrowed by the Corporation are lent to the relevant public authorities or the NSW Government. Under regulations adopted under the PAFA Act, any financial accommodation provided by the Corporation to any public authority of NSW is guaranteed by The Crown in Right of New South Wales pursuant to Section 22A(1) of the PAFA Act. Funds raised by the Corporation are invested by it pending advances to such borrowers. The Corporation also provides liability and asset management services for authorities and the NSW Government.

Investors in the securities of the Corporation issued in respect of borrowings obtained by the Corporation are provided, under the provisions of the PAFA Act, with security by way of a charge on the income and revenue of the Corporation. All funds lent by the Corporation to public authorities are in turn secured on the income and revenue of those authorities.

Securities issued by the Corporation issued in respect of borrowings obtained by the Corporation are guaranteed by The Crown in Right of New South Wales under the PAFA Act. NSW’s guarantee for the borrowings of the Corporation is payable from the fund formed under Part 5 of the Constitution Act of 1902 of New South Wales constituting all public moneys collected, received or held by any person for or on behalf of NSW (the “Consolidated Fund”) without the need for further legislative approvals.

The Corporation is not subject to any direct Federal income taxes in the Commonwealth of Australia or NSW State taxes. The Corporation is subject to the Commonwealth of Australia Goods and Services Tax which commenced on July 1, 2000 and the Commonwealth of Australia Fringe Benefit Tax.

The Corporation is not regulated by the Australian Prudential Regulation Authority (“APRA”) or the Australian Securities and Investments Commission, which regulate most Australian financial markets operators. The Corporation’s activities are reviewed and monitored by a number of external entities, including the Treasurer of New South Wales, the New South Wales Treasury and the Auditor-General. The Corporation is committed to governance matters by working with its Board of Directors and an external professional accounting firm to continually develop its internal governance awareness in line with recent industry pronouncements.

The board policies of the Corporation are determined by its Board of Directors. The operations of the Corporation are managed by the Chief Executive in accordance with such policies and directions as may be given by the Board. Anything undertaken in the name of or on behalf of the Corporation by the Chief Executive, or with his authority, is taken to have been performed by the Corporation. The Corporation is subject to the control and direction of the Treasurer of New South Wales.

The principal office of the Corporation is at Level 22, Governor Phillip Tower, 1 Farrer Place, Sydney, New South Wales 2000, Australia and its telephone number is (612) 9325-9325.

Board members

The present Board Members of the Corporation are as follows:

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Philip Gaetjens BA (Hons), Grad Dip Prof Acc—Chairperson of the Board; also Secretary of New South Wales Treasury. Over 30 years of experience in Australian Commonwealth of Australia and State Government. Board member, NSW Commission of Audit and board member, INSW Board.

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Kevin Cosgriff MA, BSc (Hons)—Deputy Chairperson of the Board; member of Human Resources Committee; also Deputy Secretary, Fiscal and Economic New South Wales Treasury. Previously involved in microeconomic and macroeconomic policy for United Kingdom Treasury and New Zealand Treasury.

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Michael Cole BEc, MEc, FFin—Non-executive director, Chairperson of Human Resources Committee. Over 30 years of experience in banking and investment. Chairman, Platinum Asset Management Limited; Chairman, IMB Limited; Chairman, Indemnified Loans Committee; Chairman, Ironbark Capital Limited; Director, OneVue Limited; and Chairman, Challenger Listed Investments Limited.

•

Philip Chronican BCom (Hons), MBA—Non-executive director, Chairperson of Audit and Risk Committee. Over 30 years of experience in banking and finance industry. Chief Executive Officer Australia, Australia and New Zealand Banking Group Limited. Former Group Executive, Westpac Institutional Bank and Chief Financial Officer, Westpac Banking Corporation

•

Stephen Knight BA, FAICD—Chief Executive of the Corporation and Chairman, TCorp Nominees Pty Limited. Over 30 years of experience in banking and public sector, financial management. Director, Australian Financial Markets Association Limited; committee member, Financial Services Council Investment Board; member, CEDA NSW Advisory Council; and independent member, Investment Committee of the Surf Life Saving Foundation.

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Hon. Alan Stockdale BA, LLB—Non-executive director, member of Audit and Risk Committee. Barrister for 12 years. Member of Victorian Parliament for 15 years. Former Treasurer of Victoria and Minister for Information Technology and Multimedia. Former Executive Director, Macquarie Bank Limited; Chairman, Medical Research Commercialisation Fund Pty Ltd; Federal President, Liberal Party of Australia; member of the Advisory Board of Lazard Australia Pty Ltd ; Chairman, Master Builders’ Association of Victoria Foundation; Chairman, City West Water; Syndicate Chairman, CEO Institute; consultant, Yarris Pty Ltd; consultant, Maddocks Lawyers; strategic adviser to the CEO, Metro Trains Melbourne Pty Ltd; and director, EC Strategies Pty Ltd.

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Kerry Schott BA (Hons), MA, DPhil—Non-executive director, member of Human Resources Committee. Director and Chief Executive, NSW Commission of Audit. Director, Infrastructure Australia; director; Whitlam Institute; and patron, National Advisory Board of Infrastructure Partnerships Australia. Former Managing Director and Chief Executive of Sydney Water; Deputy Secretary of NSW Treasury; Managing Director Of Deutsche Bank Australia; Executive Vice President of Bankers Trust Australia; board member, National Broadband Network; and advisory board member, RREEF.

•	Peter Warne BA, FAICD—Non-executive director, member of Audit and Risk Committee. Director, Macquarie Group Ltd and Macquarie Bank Ltd; director, ASX Limited; director, ASX Clearing

Corporation Ltd; director, ASX Clear Pty Ltd; director, ASX Settlement Pty Ltd; Chairman, ASX Clear (Futures) Pty Ltd; Chairman, ALE Property Group; Deputy Chairman, WHK Group Ltd; Deputy Chairman, Capital Markets Cooperative Research Centre; director, Capital Market Technologies Pty Ltd; director, Securities Exchanges Guarantee Corporation Limited; director, Securities Research Centre of Asia Pacific; director, Macquarie University Foundation; member, Advisory Board of the Australian Office of Financial Management; and Chairman, St. Andrew’s Cathedral School Foundation. Former head of Bankers Trust Australia Limited Financial Markets Group for 11 years.

Each Board Member’s business address is Level 22, Governor Phillip Tower, 1 Farrer Place, Sydney, New South Wales 2000, Australia.

Directors must monitor and disclose any actual or potential conflicts of interest as they arise. The TCA requires any director who has a pecuniary interest in a matter being considered or to be considered by the Board to declare the nature of the interest. These declared interests are recorded in a publicly available register. Unless the NSW Treasurer determines otherwise, the director is required not to attend at the Board meeting or to take part in decisions about matters relating to declared pecuniary interests. Certain of the members of the Corporation’s Board are also directors of other New South Wales Government entities which may also be clients of the Corporation.

Audit and Risk Committee

The Corporation’s Audit and Risk Committee is an advisory body to the Corporation’s Board of Directors on issues relating to internal and external audit, financial reporting and other accountabilities.

The objective of the Audit and Risk Committee is to provide independent assistance to the Board by overseeing, monitoring and reporting on:

•	the Corporation’s governance, risk and control frameworks (including internal and external audit functions) and its external accountability requirements; and

•	the Corporation’s annual financial statements.

The present members of the Audit and Risk Committee of the Corporation are Peter Warne, Philip Chronican and Hon. Alan Stockdale.

Subsidiaries

The Corporation owns all of the issued share capital in TCorp Nominees Pty Limited (“TCorp Nominees”), a company incorporated in the State of New South Wales. TCorp Nominees’s directors are Stephen Knight, Chief Executive of the Corporation, Clare Mifsud, General Counsel of the Corporation, and Paul Smith, Chief Operating Officer of the Corporation.

The principal activity of TCorp Nominees consists of participating in financial transactions in conjunction with the Corporation. There were no substantial transactions between the Corporation and TCorp Nominees during the year ended June 30, 2012. On a consolidated basis, TCorp Nominees provides no additional assets or liabilities to the Corporation’s balance sheet.

Financial information

As at June 30, 2012, the Corporation had approximately A$70,253.8 billion in assets and approximately A$70,150.4 billion in liabilities compared to A$60,375.3 billion in assets and A$60,275.0’ billion in liabilities at June 30, 2011.

The Corporation’s compliance and risk management strategy

The Corporation’s compliance and risk management strategy is established by its Board of Directors and aims to identify and manage the risks associated with the Corporation’s business. The compliance and risk management strategy documents the process for ensuring the effective management of risk through a system of governance frameworks, internal controls, operational procedures and external review.

As part of the Corporation’s governance framework, the Audit and Risk Committee acts as an advisory body to the Corporation’s Board on internal and external audits, operational risk management and financial reporting.

The Corporation operates under self-imposed capital requirements based on prudential statements published by Australia’s prudential regulator. Within these Corporation specific capital constraints, the Corporation manages market, credit and operational risks to ensure that the level of its capital is sufficient to cover the financial risks incurred in the Corporation’s daily business.

Market risk

The Corporation uses a Value-at-Risk model based on historical data simulation to assess capital requirements arising from market risk. The model captures the potential for loss of earnings or changes in the value of the Corporation’s assets and liabilities arising from movements in interest rates and key credit spreads and from fluctuations in the prices of bonds or other financial instruments.

Credit risk

In conducting its business, the Corporation invests in high-grade financial assets issued by parties external to the whole of the New South Wales Government grouping. Credit exposures are monitored daily against Board approved limits.

Operational risk

Operational risk can arise from events such as settlement errors, system failures, procedural breakdowns and external factors. The Corporation reviews all possible risks of this nature, assesses the mitigating factors and controls and evaluates the residual risks. The Corporation uses “Cura” software to aid the identification and measurement of risk and implementation of associated internal controls. High risks are managed by improving procedures and process flows, ensuring segregation of duties, insurance cover and business continuity plans. The Corporation allocates capital to cover operational risk.

External independent auditor

The Corporation is audited annually by the Audit Office of New South Wales, which reports directly to the New South Wales Parliament. The Public Finance and Audit Act 1983 further promotes independence of the Audit Office by ensuring that Parliament, not the Executive Government, can remove the Auditor-General and by precluding the provision of non-audit services to all public sector agencies. PricewaterhouseCoopers is engaged by the Corporation to undertake internal audit projects as agreed by the Audit and Risk Committee under the Corporation’s Audit and Risk Committee and Internal Audit Charters and to report findings independently to the Audit and Risk Committee.

THE STATE OF NEW SOUTH WALES

General

New South Wales is Australia’s largest state by population, with approximately 7.3 million people, or about 32% of Australia’s total population as at June 31, 2012 (latest available). The majority of NSW’s population, approximately 4.6 million people, is concentrated in the Sydney metropolitan area. Other significant regional centers include Newcastle (540,000) and Wollongong (288,000).1

QUEENSLAND
SOUTH AUSTRALIA
VICTORIA
ACT
Tweed Heads
Lismore
Grafton
Coffs Harbour
Port Macquarie
Taree
Glen Innes
Armidale
Tamworth
Moree
Walgett
Bourke
Cobar
Nyngan
Dubbo
Broken Hill
Maitland
NEWCASTLE
Gosford
SYDNEY
WOLLONGONG
Orange
Bathurst
Lithgow
Katoomba
Cowra
Young
Yass
Goulburn
CANBERRA
Cooma
Bega
Eden
Griffith
Narrandera
Wagga Wagga
Hay
Albury
0
100
200
300
Kilometres
Department of Lands
NSW DEPARTMENT OF LANDS 2009

NSW has the largest and most diversified economy of all the Australian States. In 2011-12 (the latest fiscal year for which data is available), NSW made up 30.7% of the national economy in terms of real output, significantly more than the next two largest States of Victoria (22.2%) and Queensland (19.3%). In terms of real output share (defined as an industry’s share of real Total State Gross Value Added (“GVA”)), the dominant industries in the NSW economy are Finance and Insurance Services, Property and Business Services2 and Manufacturing. Furthermore, Sydney is well-known and regarded as a major financial hub within the Asia-Pacific region and globally.

[1]	Populations for Sydney, Newcastle and Wollongong are approximate and as at June 30, 2011 (latest available).
[2]	Since the ABS has adopted ANZSIC 2006 classifications, “Property & Business Services” has been broken down by “Rental, hiring and real estate services”, “Professional, scientific and technical services” and “Administrative and support services”. For the purposes of this report, these categories have been re-aggregated in order to more accurately capture impacts on the predominantly services-based NSW economy.

The State has a large, skilled and multi-lingual workforce. At May 31, 2012 (latest available), approximately 60.6% of NSW’s working age population held tertiary qualifications — higher than the national average of 58.8%. This included over 1.5 million people with vocational qualifications.3

Government of NSW

NSW forms a part of the federation known as the “Commonwealth of Australia”, with the Australian Constitution providing for a division of responsibilities between the State and Federal levels of government. The Australian Government is responsible for issues of national interest, such as foreign policy, defense, currency and banking. It is also primarily responsible for overall economic management through fiscal policy, monetary policy and exchange rate management. The Australian Government has the exclusive power to impose customs and excise duties, and exercises the power concurrently with the States to levy other forms of taxation.

NSW retains autonomy and control over those areas for which it is constitutionally responsible. These include health, education, transport networks (including roads, rail and ports), public order and safety and business regulation. As such, the focus of the NSW Government is on the allocative and productive efficiency of service delivery, regulatory policy and taxation.

The NSW Parliament is the oldest parliament in Australia, being first established in 1856. It consists of two chambers, the Legislative Assembly and the Legislative Council. The leader of the NSW Government (the “Premier”) must come from the Legislative Assembly, although Ministers may come from either chamber.

Currently the party holding Government is the Liberal Party of Australia, which came to office in March 2011, following the March 26, 2011 election. The current Premier of NSW is the Honorable Barry O’Farrell, who was sworn in as Premier in April 2011.

The next State election will be held in 2015.

The executive power of the State is formally exercised by the Governor of New South Wales (the “Governor”), who represents the Crown. This power is exercised on the advice of and through the Ministers, who are responsible to the Parliament. The Governor and Ministers form the Executive Council, which is the supreme executive authority in NSW and the formal, official arm of the Government. The Executive Council gives legal authority to proclamations, regulations, appointments to the public service, judiciary, and other public positions (such as officers of the Parliament), and commissions for officers of the police force.

In practice, the executive power of the State is exercised by the “Cabinet” or “Ministry” (which in New South Wales, consists of all Ministers, including the Premier) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case Federally, it is a well-established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The decisions made by Ministers, either individually or together (in Cabinet) provide policy and direction for Government. Each Minister has one or more Government departments or agencies for which he or she is in charge and responsible to the Parliament. They also have a number of laws which they and their departments administer and must work within.

Ministers are responsible for the effectiveness and efficiency of the agencies within their portfolio. These agencies are staffed by career public servants and are headed by appointed “permanent heads”. The Minister, working together with their agency, implements and develops Government policy and new legislation and also ensures agencies meet their goals and purposes within their allocated budgets.

The authority of the NSW Parliament is needed for the raising of all State revenues and for all State expenditures. The State’s accounts (including the financial statements of the Corporation) are audited on an annual basis by the Auditor-General, who reports annually to the NSW Parliament on each year’s financial operations.

NSW’s judicial system is made up of three tiers — the Local Court, the District Court and the Supreme Court, which is the highest tier. There are other tribunals and courts in NSW that deal with special categories of disputes, such as industrial relations, land and environment matters and administrative decisions, among others. The primary role of a State court is to deal with State law, although the Supreme Court is also able to hear appeals for both civil and criminal matters. In NSW, the judiciary is appointed by the Governor, acting upon the advice of the Executive Council.

[3]	Source: Australian Bureau of Statistics, Education and Work, Australia, May 2012, (ABS 6227.0.).

A number of separate entities have been established in NSW under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments” or “Public Enterprises”.

Public enterprises are generally commercially focused entities and include PTEs and public financial enterprises (“PFEs”). They operate under the NSW Government’s Commercial Policy Framework, which aims to replicate disciplines and incentives that lead private sector businesses towards efficient commercial practices. The commercial agencies in this sector generally pay dividends and tax equivalent payments to the General Government sector, in accordance with normal commercial principles.

Some PTEs address important social objectives and provide services to client groups on a subsidized basis. These include Rail Corporation New South Wales and the Department of Housing, which receive substantial grants from the General Government sector to provide these services.

Local Government is the third tier of government in Australia (the other two being Federal and State). In NSW, local government is constituted under State law, but is largely independent of State Government. To a large extent local governments are responsible for raising and managing their own revenues. Major sources of income include annual rates and charges and, to a lesser extent, Federal grants and borrowings.

The NSW Government’s responsibility for local government funding is limited to the following areas:

•	Distributing Federal grants to local governments through the State Grants Commission; and

•	Overseeing local government borrowings to ensure prudent levels of borrowing are undertaken.

On June 4, 2010, the then NSW Government transferred to the Independent Pricing and Regulatory Tribunal (“IPART”) the following responsibilities regarding local government funding:

•	Setting and overseeing the rate pegging system — this system determines the amount by which local governments can raise their rates from one year to the next;

•	Administering the system of special rate variations in cases where local governments want to raise rates by more than the peg;

•

Reviewing selected Section 94 Council contribution plans (that is, payments by developers to councils that are used to fund community facilities and infrastructure for new developments) on behalf of the Minister of Planning.

The transfers of these responsibilities are effective from fiscal year 2011.

In the 2009-10 Budget, the then NSW Government announced the Local Infrastructure Fund, a temporary measure providing A$200 million in interest free loans to local governments for infrastructure projects that local governments are unable to undertake due to funding constraints. Approved projects had to commence during the 2009-10 year and be completed within 18 months. Local Governments alone are responsible for any ongoing costs and the management of the approved projects. Over 2009-10, 33 local councils participated in the program, borrowing around A$179 million. These loans have a term of ten years, but can vary depending on individual contracts. In general, the final repayments of these loans will be in December 2019.

The Corporation does not borrow on behalf of local governments, as they borrow in their own right. Also, while the NSW Government monitors local government borrowings, it is not legally obliged to intervene should a local government be in default.

The following depicts the structure of the Total State sector:

ECONOMIC OUTLOOK

New South Wales is linked to the global economy through both financial and trade channels. Thus it was affected by the global economic downturn and the recovery that followed, especially in Asia.

In their latest reports,4 both the IMF and OECD have projected sluggish and sporadic global growth. Furthermore, they caution that the risks for a serious global slowdown are high.

Following global growth of 2.1% in 2011, the IMF predicts only gradual strengthening of activity from the relatively disappointing pace of early 2012. Projected global growth, at 3.3% and 3.6% in 2012 and 2013, respectively, is weaker than in the July 2012 World Economic Outlook (“WEO”) Update, which was in turn lower than in the April 2012 WEO. The IMF forecasts assume a modest recovery in Europe from mid-2013 and continued moderate growth in the United States. The key assumptions that underpin these forecasts are that Europe will adopt and implement policies that avoid further intensification of their debt crisis and that the United States will avoid the legislated fiscal tightening, commonly known as the “fiscal cliff” by adopting a more moderate fiscal consolidation.

The OECD is more pessimistic than the IMF and their November Economic Outlook forecasts that world GDP growth will be 2.9% in 2012 and 3.4% in 2013.

The pace of global growth is expected to weaken through the remainder of 2012, driven by continued financial difficulties in Europe and tepid pace of recovery in the United States, before accelerating modestly in 2013. Downside risks to the growth outlook remain high, particularly with regard to Europe and United States fiscal policy. Moreover, commodity prices have generally fallen. While markets have slightly calmed in 2012 to date, downside risks to the outlook continue to dominate any upside risks.

The outlook for Europe over the next year has worsened significantly and the OECD now expects it to remain in recession into 2013. In the United States, the recovery appears to be regaining momentum with improved employment growth and household consumption growth, but risks remain as the “fiscal cliff” nears. Importantly for Australia and NSW, Asia appears to be weathering the global slowdown well and looks headed for a soft landing, with growth supported by earlier policy easing, particularly in China, where proactive fiscal policy over the last two years was supported by a reduction of credit restrictions in 2012.

[4]	IMF, World Economic Outlook, October 2012
OECD, Economic Outlook, November 2012

Major downside risks to the global growth outlook include:

•	An intensification of sovereign debt and banking sector concerns in Europe.

•	The stalling of the protracted United States recovery, which is vulnerable to disruptions in Europe and political division over the upcoming “fiscal cliff”.

•	Inflation of the Chinese Yuan, although we note Chinese authorities have recently eased monetary policy to avoid such a scenario.

•	Intensification of geopolitical tensions in oil producing nations resulting in a spike in oil prices.

Although recovery in the United States has been protracted, the United States has gained some momentum in recent months. Output growth in the United States rose to 2.0% at an annual pace in the September quarter after two consecutive quarters of weaker growth. However, the unemployment rate remained high at 7.9% at the end of October 2012.

Economic activity in Europe contracted again in the September quarter, with output growth declining 0.1% after a fall of 0.2% in the June quarter. Through the year to September quarter 2012, output in Europe fell by 0.6%. The European Central Bank (“ECB”), following their October monetary policy meeting, stated that economic growth in Europe is expected to remain weak, with ongoing tensions in some European financial markets and high uncertainty still weighing on confidence and sentiment. Recent indicators confirm the continuation of weak activity and the latest OECD economic outlook forecasts a 1.3% decline in output in the fourth quarter of 2012.

Overall growth in Asia remains solid, but has moderated over 2012, due to reduced export demand from developed nations in Europe and the United States.

Growth in China had slowed to 7.4% through the year to the September quarter due to the earlier monetary policy tightening aimed at restricting housing market activity as well as weak export demand from Europe. Indicators suggest that conditions have improved in recent months, with growth in construction investment improving despite a further decrease in residential building.

The Japanese economy expanded by 1.3% in the first quarter of 2012, supported by reconstruction and a rebound in manufacturing activity following the supply chain impacts from the floods in Thailand. Through the year growth in Japan peaked at 3.4% in the June quarter before moderating to 0.2% in the September quarter 2012. Looking ahead, the OECD expects growth in Japan to slow from 1.6% in calendar 2012 to 0.7% in calendar 2013

In Australia, while mining investment remains solid, heightened global uncertainty and the high exchange rate has seen a weakening in the non-resource sectors of the economy (e.g., retail, housing construction, service exports and manufacturing). Additionally, employment growth in 2012 to date has been subdued. Consumer confidence has broadly declined during 2012 to date and, despite some improvement in recent months, remains below decade-average levels.

The largest impact of the renewed global slowdown for Australia has been the decline in prices for iron ore and coal, which are Australia’s two largest exports. The A$ has also weakened slightly amidst declining commodity prices and easing of monetary policy. NSW growth overall is expected to be supported by this latter development.

The Australian economy continues to outperform other major advanced economies. The pace of economic growth accelerated in the first half of 2012, driven by a surge in resources investment and robust growth in household consumption. Above-trend real GDP growth supported rising employment and a low unemployment rate, while underlying inflation remained stable.

In the September quarter 2012, real GDP grew by 0.5% from the June quarter 2012 and bv 3.1% through the year. Quarterly growth was driven by changes in inventories, which increased 0.3%, and household final expenditure, which increased 0.2%.

In its 2012-13 Mid-Year Economic and Fiscal Outlook (“MYEFO”), the Australian Government indicated that despite a weaker global outlook, Australia’s economic growth prospects are favorable. Australian real GDP is forecast to grow at its trend rate of 3% in both 2012-13 and 2013-14, underpinned by growth in new business investment, non-rural commodity exports and household consumption.

Compared with the 2012-13 Federal Budget, the GDP growth forecast has been downgraded by 0.25% in 2012-13, following stronger-than-anticipated GDP growth in 2011-12 and reflecting recent private sector announcements to defer or cancel some resources projects.

The challenging global environment, high Australian dollar, household deleveraging, changed household spending patterns and subdued expectations for asset price increases are weighing heavily on some parts of the economy. This is consistent with forecasts of moderate employment growth and a slight rise in the unemployment rate.

Weaker global demand has also contributed to larger-than-anticipated declines in global iron ore and coal prices and in Australia’s terms of trade. Following growth of 90% over the past decade, the terms of trade are now expected to decrease 8% in 2012-13 and 2.75 per cent in 2013-14. However, Australia’s terms of trade remain high by historical standards.

Recent decreases in global commodity prices have led to some scaling back of investment plans in the coal and iron ore sectors. Still, resources investment is expected to reach record levels, driving new business investment to historical highs as a share of GDP through the end of 2013-14. The domestic growth outlook is also supported by strong forecast growth in non-rural commodity export volumes. The surge in investment in the resources sector will drive expansions in production, which will lead to a ramp-up in export volumes as major resources projects increasingly move from the investment phase to the production phase.

Following solid growth in the first half of 2012, Australia’s employment growth has slowed in the second half, with weak global conditions, the high Australian dollar, uneven patterns of demand and continued deleveraging by the household and private sectors adversely impacting employment conditions in many industries. The Commonwealth of Australia treasury expects employment to increase 1% through the year to the June quarter 2013 and 1.25% through the year to the June quarter 2014, while the unemployment rate is forecast to increase slightly from 5.25% in the September quarter 2012 to 5.5% by the June quarter 2013, and remain around that level throughout 2013-14. Australia’s low unemployment rate stands in stark contrast to most major advanced economies, at around half the rate in Europe and significantly less than the almost 8% unemployment rate in the United States.

Domestic inflationary pressures have eased in the first half of 2012, with underlying consumer price inflation falling to the bottom of the RBA’s target band and investment prices growing at a subdued rate in aggregate. Although the rate of inflation in the September quarter 2012 was a little higher than had earlier been expected, the effect of this on the inflation forecast is offset by the slightly weaker outlook for domestic economic activity and employment. Headline inflation is forecast to rise to 3.25% through the year to the June quarter of 2013 (including an estimated one-off 0.75% increase from the introduction of the carbon price), before easing to 2.5% through the year to the June quarter of 2014. Likewise, underlying inflation is expected to be close to 2.5% over most of the forecast period, remaining within the RBA’s inflation target range.

The RBA has lowered domestic interest rates on four occasions in 2012, lowering them by 0.50% in May and 0.25% each in June, October, and December in response to weaker than expected inflation results in the first half of the year, a moderating domestic growth outlook and a deteriorating global growth outlook. The official cash rate as at December 5, 2012 stood at 3.00%. This is the lowest cash rate setting since the global financial crisis when the official rate was also set at 3.00% between April and October 2009.

NSW economic output was in line with expectations in 2011-12, with Gross State Product (“GSP”) growing by 2.4%, compared to the 2.5% forecast in the NSW Government’s 2011-12 Budget. Growth was primarily driven by household and government consumption, which contributed 1.5% and 0.5% to growth, respectively, and by new engineering construction, which contributed 0.5%.

NSW economic trends differed somewhat from the national pattern in recent years, mainly reflecting the State’s industry composition and higher levels of mortgage debt. The State benefited strongly from monetary and fiscal stimulus in response to the economic downturn, and was less directly exposed to falling commodity prices and weaker global demand.

NSW final demand recovered strongly in 2010-11, increasing 3.3% and broadly in line with expectations in the NSW Government’s 2010-11 Budget and the national average. The transition to private-sector led growth appears to be complete, with private demand contributing 2.4% to growth in 2010-11.

In the September quarter 2012, NSW final demand grew by 0.1% from the June quarter 2012 and by 2.9% from the beginning of the year. Growth was driven from the beginning of the year by household consumption (contributing 1.6%) and non-dwelling construction (contributing 1.0%).

The NSW Government in its 2011-12 Half-Yearly Review forecast NSW economic growth of 2.25% in 2011-12 and 2.75% in 2012-13, driven by strengthening business investment and improved net exports, which are expected to be driven by strong rural exports. Household consumption is expected to be weaker than the 3.2% growth in 2010-11, as national savings remain elevated, uncertainty surrounds the global economy and employment and household wealth growth remains slow. Dwelling investment growth, despite strong population growth, is expected to slow as private building approvals cool from the strong growth seen during 2010-11. Public sector demand is expected to contribute modestly to growth through 2012-13, with NSW funded capital expenditure increasing in 2011-12 and 2012-13.

Employment in NSW grew by a historically strong 3.1% in 2010-11, driven by a 3.4% increase in full-time employed persons. However, it is expected that growth in the labor market will moderate in line with the moderation in the economy over the next two years. Employment is expected to grow by 1.0% in 2011-12 and 1.25% in 2012-13, with the unemployment rate expected to be around 5.5% over both fiscal years.

The New South Wales economy grew 1% below the national average in 2011-12, reflecting higher mining investment growth in the resource-based states. New South Wales is expected to continue to benefit from the positive outlook for the mining sector and high terms of trade through higher incomes, increased interstate trade and thermal coal exports. However, the State is expected to continue to face challenges from a strong Australian dollar and, should global economic conditions improve and inflation pressures re-emerge, potential increases in interest rates. Compared to the rest of Australia, New South Wales faces additional risks from:

•	Greater exposure to interest rates due to higher house prices and the consequential higher levels of mortgage debt;

•

The New South Wales economy relies more on business and financial services than on resource industries, which makes it less of a direct beneficiary of strong mining investment and more exposed to a strong Australian dollar; and

•	Some New South Wales industries may face capital and labor constraints due to the rapid expansion in national mining investment, which may divert resources away from the State.

•

Despite not being classified as a “resource State”, coal is NSW’s major merchandise export. While a significant expansion in coal mining and export infrastructure is underway and planned in NSW over the next two years, a fall in the global demand for coal poses an additional risk that would have significant implications for NSW exports if it were to materialize.

NSW output growth during 2014-15 and 2015-16 is assumed to be at its long-term trend of 2.75%. These projections are based on medium-term economic parameters. This is a different approach than adopted in the last three budgets, which assumed above-trend growth would follow a period of below-trend growth. The current approach takes into account that structural change in the economy may impact growth in the medium term as the economy continues to transition.

Structurally, NSW has experienced a longer term decline in manufacturing employment, consistent with what is seen nationally. However, apart from the recent falls in retail employment following the global economic downturn, the rate of structural change in NSW does not seem to be accelerating. At a national level, most of the national structural change is driven by the mining sector in other states, and so is occurring on an inter- rather than intra-state basis. That is, resources are flowing from the manufacturing industry in NSW into the mining industry in another state rather than the mining industry in NSW.

On an output basis, some structural change has occurred in NSW, but this has shown through in nominal terms rather than real terms. The observed change in nominal terms suggests price (and perhaps wage) pressures are building in those industries that are structurally changing. As expected, the national indicator has been driven by an increase in the share of mining relative to total output, which has doubled over the past decade. For NSW however, the indicator has been driven more by strong declines in the nominal output share of manufacturing, and by a strong increase in the relative share of the “business services” industry.

See the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW, and “2012-13 Half-Yearly Review Summary” above for further updated economic information.

Factors Affecting the Economic Outlook

There are a number of factors, both positive and negative, that can affect the outlook described above, namely:

•

if the global economy continues to weaken or the economic, banking and sovereign debt crisis in Europe continues or worsens, it could weigh on the outlook for exports, the terms of trade, mining investment and consumer confidence;

•	any major disruption to global financial markets could increase the cost and possibly limit the availability of capital and credit for Australian borrowers;

•

total NSW crop production in 2011-12 is estimated to be 14.7% lower than the record high production of 2010-11. Despite the decline, 2011-12 production is still 36.9% above the average of the last decade. However, due to deficient rainfall and frosts, total crop production for 2012-13 is expected to be 7.4% below 2011-12. Changes in agriculture outcomes can significantly impact the rest of the NSW economy. The flow-on effects include impacts on household income available for spending on discretionary items, such as holidays, and trade impacts; and

•

there is the prospect that the recovery in domestic demand may be stronger than expected. This could occur as a result of faster global growth and a recovery in commodity prices. Another potential upside to domestic demand growth is the possibility that the current caution in consumer spending and business investment outside of mining could wane. This would see an earlier re-emergence of capacity constraints and skill shortages, resulting in upward pressure on wage growth and inflation.

NEW SOUTH WALES ECONOMY

Introduction

New South Wales has the largest economy of all the Australian states both in terms of output and employment. In 2011-12 (the latest year for which data is available), the size of the NSW economy in real terms (i.e., adjusted for the effects of inflation) was A$446.2 billion, comprising approximately 30.7% of the Australian economy.

NSW is a mature, services-oriented economy that is also the most diversified economy of all the Australian States in terms of the variety of industries. In terms of output, Finance & Insurance and Property & Business Services are the largest industries in NSW, together making up more than a quarter of the NSW economy. Sydney (NSW’s capital) as Australia’s finance and business capital, leads the other States in terms of the total output of these and other related industries such as information technology, legal services, accounting and marketing.

In 2011-12, NSW’s share of the Australian Property & Business Services, which includes real estate, legal, accounting, management consulting and other similar services, was 34.8%, while for the Finance & Insurance sector, which includes financial asset trading, pension scheme management, retail banking, and other like services, NSW’s share was 44.2% of the national Finance & Insurance sector output.

The NSW economy has not grown as quickly as the economies of some other Australian states in the last few years, mainly due to the fact that NSW’s exposure to the resources boom has been more limited. At the same time, a relatively high currency exchange rate has impacted on the competitiveness of NSW’s export and import competing industries.

Nevertheless, the NSW economy has grown for 22 consecutive fiscal years, averaging 2.6% growth per annum in GSP between 1990-91 and 2011-12. During 2011-12, GSP in NSW grew by 2.4% while the NSW unemployment rate averaged 5.2%, a 1.6% improvement from the peak of 6.8% in March 2009 during the economic downturn. NSW’s unemployment rate for 2011-12 was equal to the national average unemployment rate of 5.2%. In the first five months of 2012-13, the NSW unemployment rate has averaged 5.1%, 0.2% below the national average. The NSW labor market has remained fairly robust despite the uncertainty in global economic conditions and softer demand from Asia.

Recent NSW Economic Performance

Over the last few years the NSW economy has grown relatively slower than other States and the Australian national average. There have been a number of factors contributing to this outcome:

•

The NSW economy experienced an almost seven-year long housing boom from mid-1996 to mid-2003 during which house prices consistently rose faster than average weekly earnings. As housing became less affordable, more people migrated to other Australian States, particularly Queensland;

•

Following the end of the NSW housing boom late in 2003, a resources boom ensued driven by international demand for minerals and other resources. Apart from coal, NSW had relatively little exposure to these resources. Principal beneficiaries of the boom were Queensland and Western Australia;

•

The resources boom contributed significantly to an appreciation of the Australian dollar exchange rate relative to other major trading currencies, adversely affecting the international competitiveness of the NSW manufacturing and services export industries, including the important tourism industry;

•	The combination of higher home mortgages (due to higher house prices) and (until late-2008) the tight monetary policy by the RBA resulted in constrained consumption by NSW households; and

•

NSW has also been more affected by drought, which has been ongoing intermittently since 2002-03, than other States. This has had an adverse impact on agricultural exports, especially wheat, though the agricultural sector has recovered in the last 2 years.

The NSW economy, like all other major economies, was adversely impacted by the global financial crisis and economic downturn. In 2008-09 (compared to 2007-08), annual real GSP growth slowed from 2.9% to 1.0%; employment growth eased from 2.9% to 0.7%; and the unemployment rate rose from an average 4.6% to an average 5.7%. In line with the national economy, NSW is continuing to recover from the negative impact of the global financial crisis and economic downturn. In 2009-10, real GSP growth in NSW was 2.0%, employment rose 1.2% and the unemployment rate averaged 5.7%. In 2010-11, real GSP growth in NSW improved further to 2.6%, while employment rose 3.1% and the unemployment rate fell to an average of 5.1%. Unemployment changed little in 2011-12, averaging 5.2%, though employment growth was only 0.4%, as business confidence suffered in the face of weakening global demand. GSP growth in 2011-12 was slightly softer at 2.4%.

For more current forecasts regarding economic growth, employment, inflation and the Sydney Consumer Price Index, please see the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW, and “2012-13 Half-Yearly Review Summary” above for further updated economic information.

The table below shows the performance of the various components of GSP over the last five fiscal years for NSW and Australia. Although GSP results for NSW are released only annually, results for most of the main aggregates (i.e., household and government consumption, and private business, dwelling and government investment) are released quarterly. While the table below shows outcomes as recorded in the annual release, where possible, the accompanying commentary refers to more recent data.

Annual percentage growth in main expenditure categories of NSW and Australian GSP

	NSW & Australia GSP – Main Expenditure Aggregates(1)
	2007-08		2008-09		2009-10		2010-11		2011-12
	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS
Household Final Consumption Expenditure	4.3	4.7	-0.7	0.1	2.6	2.1	3.2	3.6	2.6	3.2
Private Business Investment	16.8	13.9	-4.1	2.8	1.8	-4.9	5.7	8.6	5.0	20.6
Plant & Equipment	25.6	19.9	-8.7	-3.6	7.5	-3.0	4.1	6.6	0.1	9.9
Non-residential Construction	7.3	7.1	1.4	10.6	-8.3	-10.1	7.4	12.4	11.6	36.9
Dwelling Investment	-1.1	1.9	-4.8	-1.5	1.3	1.2	9.6	2.2	-8.7	-4.0
Public Final Demand(2)	2.7	4.1	5.5	5.6	4.9	6.1	1.1	1.6	1.1	1.8
State Final Demand	5.3	5.8	-0.1	1.4	3.0	2.0	3.1	3.6	2.0	5.0
Goods & Services Exports	1.7	3.2	0.4	1.6	-0.4	4.3	2.9	0.4	5.0	4.0
Goods & Services Imports	14.3	14.5	-6.3	-4.5	8.7	5.1	12.0	8.2	7.8	10.1
Gross State Product	2.9	3.8	1.0	1.6	2.0	2.1	2.6	2.4	2.4	3.4

(1)	Chain volume measures (Base year = 2010-11).
(2)	Includes both Government consumption and investment.

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2011-12 (latest available).

Household Final Consumption Expenditure

Household spending growth accelerated throughout the period of 2005-06 through to 2007-08, due to falling unemployment, rising employment growth and increasing disposable household income. Spending declined in 2008-09 as the global financial crisis and economic downturn impacted the NSW labor market and consumer confidence, with households opting to lower their debt. Household spending recovered modestly in 2009-10, growing by 2.6%, as economic conditions improved and stimulus programs took effect. This momentum continued into 2010-11, with household consumption growing by 3.2%.

The national household savings ratio increased from 3.7% in 2007-08 to 10.3% in 2008-09, and has remained above 9% since. However, part of the cause of this higher savings ratio is households being cautious in response to lower asset prices and increased uncertainty around the global and domestic economic outlook. It is expected that the impact of these factors will ease, although the timing and impact remains uncertain.

Despite being constrained by cautious consumers, household consumption increased by 2.6% in 2011-12.

In the September quarter 2012, NSW household consumption rose 0.1% compared to the June quarter 2012, and was 2.6% above September quarter 2011 levels. In annual growth terms, household consumption has been positive since the June quarter 2009, and has averaged 2.8% over the last eight quarters, as interest rates have not been increased since December 2010.

Private Business Investment

Investment reached record levels in 2007-08, with growth of 16.8% compared to 2006-07, after solid rises in the four fiscal years from 2002-03 to 2005-06 of 12.1% annualized growth. However, in 2008-09 business investment declined due to the global financial crisis and economic downturn.

In real terms, private business investment fell 4.1% in 2008-09 from the level in the previous year. This was principally the result of the global financial crisis limiting the availability of credit, lenders tightening their loan conditions, significant falls in business and investor confidence and worsening economic conditions. In 2009-10, there was a modest rebound in investment, growing by 1.8%. While this was assisted initially by Australian Government stimulus programs, such as the Building the Education Revolution and temporary tax concessions on machinery and equipment, it was later supported by improving financial markets, improved access to credit and returning confidence. After growing by 5.7% in 2010-11, private business investment grew by 5.0% in 2011-12, mainly as a result of non-dwelling construction, which grew by 11.6% (after growing by 7.4% in 2010-11), while spending on machinery and equipment investment, which grew by 4.1% in 2010-11, remained virtually unchanged (up 0.1%).

Compared to the September quarter 2011, private business investment in the September quarter 2012 was 7.5% higher, a substantial increase compared to the 2.6% growth through the year to September 2011. As of December 2012, business surveys are reporting below-trend levels of business conditions and confidence, and a reduction in capacity utilization. This renewed caution has followed positive business confidence and conditions for most of 2010-11 and is mainly due to concerns about the global economy and possible impacts on Australia, as well as the pressure from a sustained historically high exchange rate. The outlook for engineering construction remains positive with the pipeline of activity continuing to expand and broadening out from heavy industry (mainly mining) and into other areas. Despite the national mining investment outlook weakening, the direct effect on NSW mining investment is expected to be more muted as most project cancellations or deferrals have occurred in other states with more natural resources than NSW.

Over the five fiscal years to 2011-12, annual growth in machinery and equipment investment has averaged 5.1% per annum, compared to 3.6% per annum for non-residential construction. After contracting in 2009-10, non-residential construction recorded growth in the last two years. Machinery and equipment investment growth, which grew strongly in 2009-10 at 7.5%, softened to 4.1% in 2010-11 and to 0.1% in 2011-12. In the September quarter 2012, machinery and equipment investment fell by 2.5% compared to the September quarter 2011, and non-dwelling construction was 23.0% higher than in the September quarter 2011.

Dwelling Investment

Dwelling investment fell by 8.7% in 2011-12, partly reflecting a lull in investment after the increase of first home buyer demand (from the increase in grants in 2009), the lagged effects of higher interest rates in 2010-11 and lower capital gains expectations. This follows an increase in dwelling investment of 9.6% in 2010-11 and 1.3% in 2009-10. In the five years prior to 2009-10, dwelling investment had declined an average of 6.1% per annum.

During 2009-10 a number of stimulus programs were in effect which influenced the result. These included the State measures of the A$3,000 First Home Owner Supplement (initially introduced in the 2008-09 Budget but extended until the end of June 2010) and the Housing Construction Acceleration Plan introduced in the 2009-10 Budget, which provided a 50% reduction in stamp duty for qualifying homes. The Australian Government’s A$7,000 First Home Owners Grant was also in effect during the period.

As part of its housing strategy, the NSW government announced in its 2012-13 Budget the introduction of the Building the State package, aimed at stimulating investment in the housing sector, including the provision of A$500 million for additional housing infrastructure.

The Building the State package includes a homebuyer scheme which encourages the construction of new properties and targets incentives accordingly by: (1) more than doubling the First Home Owner Grant to A$15,000 from October 1,

2012 (A$10,000 from January 1, 2014) for new properties up to A$650,000; (2) introducing a New Home Grant of A$5,000 to all non-first homebuyers of new properties up to A$650,000; and (3) increasing the upper threshold for stamp duty concessions for first homebuyers to A$650,000, which reflects Sydney’s median house price. The package is intended to support an ongoing recovery in dwelling investment.

Dwelling investment in 2012-13 is expected to improve, underpinned by low rental vacancies, solid growth in rental prices, rising population growth and modest employment generating strong underlying demand. Furthermore, falling interest rates are improving housing affordability. The broader housing market is showing signs of improvement, with house prices rising 1.3% through the year to the September quarter 2012 in Sydney after a 0.9% decrease through the year to June quarter 2012. The average house prices for Australia’s eight capital cities rose by 0.3% through the year to the September quarter 2012.

In the September quarter 2012, NSW dwelling investment grew by 6.2% compared to the previous quarter, but was nevertheless 2.0% lower than in the September quarter 2011.

Public Final Demand

In 2011-12, public final demand in NSW grew by 1.1% in real terms, significantly lower than the stimulus-driven growth of 5.5% in 2008-09, and less than the average growth of 3.1% over the last five years.

Government consumption, which consists principally of providing services such as education and health, contributed 2.4% to public final demand growth in 2011-12, while public investment, which consists principally of building public schools, hospitals, roads, electricity transmission and distribution networks, detracted 1.3% from public final demand.

The principal reason for this is the phasing out of the Federal infrastructure stimulus, in particular the Building the Education Revolution program, which provided Federal funds for the construction of school infrastructure.

In the September quarter 2012, public final demand was 2.6% higher than in the September quarter 2011. This increase was driven largely by government consumption, which grew by 4.5% through the year, and offset a 4.6% decline in government investment. For the last seven quarters, public investment over the trailing 12 month time period has fallen. This decrease is due to the unwinding of the federal stimulus packages in effect during the global financial crisis, such as the Building the Education Revolution program, which detracted 1.0% from public demand growth, though this was more than fully offset by Government consumption which added 3.5% to public final demand growth. Public sector demand is expected to contribute modestly to GSP growth in 2012-13, with Commonwealth of Australia Government fiscal consolidation offset by strong growth in NSW Government capital spending.

Continued spending is expected in order to provide appropriate service levels. Over the four years to 2015-16, New South Wales plans to undertake an infrastructure investment program worth A$61.8 billion. The infrastructure program will average A$15.5 billion per annum over the next four years. Infrastructure investment is expected to peak in 2013-14 with the completion of the Royal North Shore Hospital redevelopment as a public private partnership (“PPP”) and as progress on road and rail projects ramps up. As part of the 2012-13 Budget, the NSW Government has committed to spend A$1.5 billion on the Pacific Highway over the period to 2015-16, as its 20% share of the cost to complete the dual carriageway upgrade of the highway by 2016. Economic stimulus funding from the Commonwealth of Australia significantly increased spending in New South Wales in 2009-10 and 2010-11 (A$3 billion and A$1.7 billion, respectively). The program funded social housing, school and road projects and is expected to conclude in 2012-13.

Public investment is forecast to increase over the next two years, consistent with the NSW Government capital spending profile. The improvement in public investment is expected to be driven by strong growth in both State General Government (mainly due to expenditure on roads and hospitals) and PTE investment (largely due to investment in energy and rail). Public demand (consumption and investment) is expected to contribute moderately to growth over the next two years, largely due to its capital expenditure program.

State Final Demand

State Final Demand is the sum of public and private consumption and investment spending.

NSW State Final Demand grew in line with the other non-mining States in 2011-12. State Final Demand in 2011-12 grew by 2.0% for NSW, compared with 2.2% for Victoria, 8.6% for Queensland, 2.1% for South Australia, 13.5% for Western Australia, 0.0% for Tasmania and 5.0% for Australia as a whole.

In the September quarter 2012 compared to the September quarter 2011, NSW Final Demand grew by 2.9%, compared to 3.7% growth for the whole of Australia. The relatively weaker result for NSW compared to the national result was due to the strong mining sector investment in Western Australia and the Northern Territory, both of which enhanced the national result. Aside from Western Australia and the Northern Territory, NSW Final Demand was stronger than in any of the other States in the September quarter. The 2011-12 Half-Yearly Review forecasts that NSW Final Demand growth will be 2.5% in 2011-12 from 3.3% in 2010-11.

Net Exports

Net exports detracted from overall growth in 2011-12 (as they have since 2009-10), as merchandise imports have grown at a faster rate than merchandise exports. This rise in imports reflected stronger economic growth both in NSW and nationally, as the majority of Australian imports come through NSW in the first instance. NSW exports have continued to grow despite the drought (which has affected NSW intermittently since 2002-03 through 2009-10), a relatively small exposure to the resources boom and a higher Australian dollar exchange rate. Exports grew by 5.0% in 2011-12 and by 2.9% in 2010-11, more than making up for the 0.4% fall recorded in 2009-10. This growth was due principally to a rise in coal exports.

NSW merchandise exports were up 5.0% in the September quarter 2012 compared to the September quarter 2011 in real terms; at the same time, NSW merchandise imports were 0.1% higher than a year ago.

Main Economic Indicators – NSW and Australia

	2007-08		2008-09		2009-10		2010-11		2011-12
	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS	NSW	AUS
Gross State Product (Year % growth, real)(1)	2.9	3.8	1.0	1.6	2.0	2.1	2.6	2.4	2.4	3.4
State Final Demand (Year % Growth, real)(1)	5.3	5.8	-0.1	1.4	3.0	2.0	3.1	3.6	2.0	5.0
Employment (‘000)(2)	3,418.4	10,741.0	3,441.8	10,925.3	3,472.2	11,043.2	3,566.7	11,320.8	3,589.8	11,443.5
Employment (Year % Growth)(2)	2.9	3.0	0.7	1.7	0.9	1.1	2.7	2.5	0.6	1.1
Unemployment rate (%)(2)	4.6	4.2	5.7	4.9	5.7	5.5	5.1	5.1	5.2	5.2
Increase in consumer prices (%)(3)	3.0	3.4	3.1	3.1	2.3	2.3	3.0	3.1	2.5	2.4
AWE (ordinary time) (A$, nominal)(4)	1,138	1,106	1,183	1,166	1,250	1,231	1,298	1,283	1,339	1,338
Population (Year % Growth)(5)	1.6	2.1	1.6	2.1	1.3	1.6	1.2	1.5	1.1	1.6

(1)	Source: ABS 5220.0, Australian National Accounts: State Accounts, 2011-12.
(2)	Source: ABS 6202.0 Labour Force, Australia, November 2012, year average terms unless otherwise specified.
(3)	Source: ABS 6401.0 Consumer Price Index, Australia, September quarter 2012, in year average terms. The ABS publishes the CPI for capital cities only. Thus, the data for NSW relates to the CPI for Sydney and the data for Australia relates to the average of the CPI for the eight capitals of each of Australia’s states and territories.
(4)	Source: ABS 6302.0 Average Weekly Earnings, Australia, August quarter 2012. Calculated as the average of the four quarters ending May each fiscal year.
(5)	Source: ABS 3101.0 Australian Demographic Statistics, June quarter 2012. Due to revisions in the 2011 census, population growth rates are calculated using component flows and not total estimated resident population.

Employment

During 2011-12, total employment in NSW grew 0.6% compared to the previous fiscal year’s growth of 2.7%, reflecting softer economic activity and weakening business confidence. At June 30, 2012, the total number of persons employed in NSW was approximately 3.59 million, or 31.4% of the Australian total.

The NSW unemployment rate averaged 5.2% during 2011-12, the same as the national average. In the first five months of 2012-13, the NSW unemployment rate has averaged 5.1%, 0.2% below the national average of 5.3%. The unemployment rate for the State and nationally had trended down from May 2009 until March 2011, with the national unemployment rate bottoming out at 4.9%, as economic conditions improved. As global growth concerns and the fallout from

Europe’s debt crisis started affecting NSW, the State’s unemployment rate increased, reaching as high as 5.6% in December 2011, before falling to 4.8% in March 2012. Since then, NSW trend unemployment rate has hovered around 4.8%-5.2%, just under its average over the past 10 years. NSW’s exposure to the global financial developments is relatively greater than that of the other States as a greater proportion of the NSW economy is comprised of the Property & Business Services and Finance and Insurance industries, posing downside risks to its employment growth in the current global environment.

Number of Employed (in thousands) by Industry 2008 – 2012

	For the twelve months ending August 31,
Industry(1)	2008	2009	2010	2011	2012
Agriculture, Forestry & Fishing	90.2	91.1	101.8	93.7	84.6
Mining	27.3	32.3	34.5	38.8	47.8
Manufacturing	315.0	305.2	302.6	294.8	286.8
Electricity, Gas, Water and Waste services	33.0	41.4	43.5	42.9	37.7
Construction	297.0	295.4	289.8	289.3	299.4
Wholesale Trade	131.2	131.3	140.3	139.1	133.8
Retail Trade	402.2	378.5	363.0	383.5	379.4
Accommodation, & Food services	244.7	242.2	242.4	260.7	255.5
Transport, Postal & Warehousing	194.0	189.0	188.8	200.7	183.2
Information Media & Telecommunications	82.9	86.0	81.1	83.6	92.1
Financial & Insurance services	169.6	173.5	167.6	174.3	182.1
Rental, Hiring & Real Estate services	54.9	57.0	59.0	63.1	62.7
Professional, Scientific & Technical services	274.4	275.4	297.8	304.7	317.1
Administrative & Support services	101.7	112.3	120.7	125.8	133.1
Public Administration & Safety	184.3	208.1	201.5	204.5	210.4
Education & Training	245.0	242.2	256.3	266.4	259.7
Healthcare & Social Assistance	360.1	364.4	393.4	414.6	425.7
Arts & Recreation services	56.0	60.5	55.1	59.7	61.5
Other services	154.2	145.1	146.3	152.5	142.6
Total	3417.6	3430.7	3485.3	3592.7	3595.2

(1)	Based on year average to the August quarter 2012.

Source: ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, August 2012.

Employment growth in Agriculture eased over the four years to 2009, partially for structural reasons as the NSW economy became more service-oriented, but also due to the effects of intermittent drought. After improving in 2010, employment levels in agriculture reverted to 2008-09 levels by August 2011 and fell further by August 2012. Mining employment growth remains the outstanding performer, accelerating in recent years. It grew by 6.7% in the 12 months to August 2010, 12.4% in the 12 months to August 2011, and by 23.2% in the 12 months to August 2012, faster than in any other industry in Australia. The Financial and Insurance services industry has recorded annual average employment growth of 0.8% per annum since August 2007. With employment numbers falling in the aftermath of the global financial crisis, the industry recorded a 3.4% decrease in the 12 months to August 2010. This fall in the financial sector was reversed by August 2011, with employment growing by 4.0% on an annual basis, and by a further 4.5% by the end of August 2012. Employment in Rental, hiring & real estate services fell by 0.6%, while employment growth in the other professional advisory services sectors of Professional, scientific & technical services and Administrative and support services has been positive, with growth of 4.1% and 5.8% in the 12 months to August 2012, respectively.

Consumer Prices

Through the year to the September quarter 2012, the Sydney CPI rose 2.3% compared to 3.7% through the year to the September quarter 2011. The average CPI for Australia’s eight capital cities increased 2.0% and 3.4%, respectively, in the same two periods.

The results for the year to the September quarter 2012 for Sydney were around 0.5% higher than in the capitals of the other States, with Melbourne’s CPI at 1.8%, Brisbane’s at 1.7%, Adelaide’s at 1.7% and Perth’s at 2.0%.

Income

Income Measures

	Gross Income Per Capita	Average Weekly Earnings(1)	Average Weekly Earnings(1)
	(A$)	(A$)	(A$)
	2011-12	2010-11	2011-12
New South Wales	60,999	1,298.20	1,339.00
Victoria	57,438	1,239.83	1,291.55
Queensland	60,728	1,261.98	1,311.63
South Australia	54,531	1,167.75	1,221.73
Western Australia	99,038	1,429.53	1,521.95
Tasmania	46,818	1,126.03	1,179.90
Australia	63,843	1,282.50	1,338.08

(1)	Does not include overtime or bonuses.

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2011-12 and ABS 6302.0, Average Weekly Earnings, Australia, August 2012. Average weekly earnings for 2010-11 are calculated as the average of the four quarters ended May 2011, and for 2011-12 they are calculated as the average of the four quarters ended May 2012.

NSW’s per capita income rose by 1.6% in 2011-12 (latest data available) and for the 2011-12 fiscal year average weekly earnings increased 3.1%, in annual average terms. Over the same periods, Australia’s per capita income grew by 2.0% while average weekly earnings rose 4.3%. The weaker per capita income results for NSW are a result of slower economic growth compared to the national average, which was further lifted by high per capita income in Western Australia, which grew by 3.6%. Furthermore, slower economic conditions in NSW have led to lower labor demand and lower average weekly earnings growth when compared to the national average.

Over the last five years, NSW annual per capita income growth has averaged 1.6% per annum. After recording 2.7% growth in 2007-08, per capita income growth remained virtually unchanged in 2008-09 before rising 0.5% in 2009-10, while nationally it fell 0.7% due to the economic slowdown and lingering low wage growth from 2008-09 persisting into 2009-10. Real income per capita growth peaked in 2010-11 at 3.0% in NSW and 5.1% nationally.

Population

As at June 31, 2012 (latest available), the NSW population totaled approximately 7.29 million, or 32% of Australia’s population. This compares to approximately 25% for Victoria, approximately 20% for Queensland and approximately 11% for Western Australia.

NSW’s annual population growth reached a low of approximately 0.5% in the June quarter 2004 and has been steadily increasing since then, reaching approximately 1.4% annual growth for the September quarter 2008. For the corresponding periods, the Australian population grew by approximately 1.2% and 1.8%, respectively. Since then, NSW population growth has trended down again, in line with the national average, as overseas migration was slowed by the Australian government and the number of long term student visa holders decreased due to the relatively high Australian dollar and other factors. Through the year to June 2012, NSW population growth was 1.1%, equal to its 20 year average, while nationally, the figure was 1.6%, 0.3% higher than the 20 year average.

Of all the Australian States, NSW has historically received the most migrants from overseas and lost the most people to interstate migration. This has particularly been the case until the global financial crisis, as the opportunities presented by the resources boom induced people to relocate from NSW to the resource-rich States of Queensland and Western Australia. Whether this trend will change in future depends on the relative attractiveness of NSW compared to other states. This attractiveness is dependent on employment opportunities and housing affordability among other factors.

Economic Strategy

In general, there is little that Australian state governments can do to affect macroeconomic policy in Australia. To a large extent, the States’ economic cycles are determined by monetary policy through the RBA, Australian Government fiscal policy, international demand for Australian goods and services and the Australian dollar exchange rate.

The primary functions of Australian state governments are to (i) provide public services, such as education, health and transport, (ii) regulate private sector activity through the passage of laws, and (iii) levy taxes and charges so that the state government can carry out its functions. Ensuring that the NSW Government performs these functions well is essential for the smooth running of the NSW economy. To this end the NSW Government has set out its economic goals and priorities in its 2011 “NSW 2021 A Plan to make NSW number One”.

The broad economic goals of the NSW Government are to promote economic growth, improved service quality, strengthen local communities and the environment and increase Government accountability. In order to achieve these goals, the NSW Government has established the following five priorities:

•

Rebuild the Economy, which aims to promote economic growth in NSW and establish the State as the first place in Australia to do business. To achieve this goal, the plan focuses on strengthening State finances, targeting employment growth, construction of new infrastructure, release of land for housing, development of growth opportunities in critical regions and industries, and increasing public sector efficiency.

•

Return Quality Services, which seeks to provide the best transport, health, education, policing, justice and family services with a focus on the citizens of NSW. The goals include providing real time information for road, transport and hospital users, provision of new public transport services, creation of an electronic transport ticketing system and providing more hospital beds and nurses.

•

Renovate Infrastructure, which seeks to build the infrastructure required economically and socially. To further this goal, NSW established Infrastructure NSW to provide advice regarding infrastructure requirements and set specific goals, including the creation of a 20 year State Infrastructure Strategy with five year funding plans and the construction of the north west and south west rail links and a new Sydney convention and exhibition center.

•

Strengthen NSW local environment and communities, which aims to improve people’s lives by protecting natural environments and building a strong sense of community. Goals include the creation of new national parks, A$47 million funding for sport and recreation infrastructure and the reallocation of decision making to local communities and those impacted by the decisions.

•

Restore accountability to Government, which aims to promote honesty in dialogue between the community and the NSW Government, return planning powers to the community and give people the opportunity to express opinions on decisions that affect them. Goals include returning of planning powers to local communities, increasing access to Government information and establishing customer service and public service commissions.

Key Fiscal Aggregates

“Key Fiscal Aggregates” are some of the more important items within the budget accounts which would interest investors and others analyzing the accounts.

To carry out its functions, the NSW Government collects revenues from a variety of sources. The most significant of these are General Purpose Payments made by the Australian Government to the States and Territories. These payments are based on collections of the Goods and Services Tax (“GST”), which is a broad-based value added tax levied by the Australian Government on most goods and services consumed in Australia. The GST applies at a uniform rate of 10%. Other revenue sources for the NSW Government include payroll tax, purchaser transfer duty, land tax, mining royalties and Specific Purpose Payments. Specific Purpose Payments are payments made by the Australian Government to the States and Territories for particular policy areas. They differ from General Purpose Payments in that the States and Territories can spend General Purpose Payments as they see fit. See “Financial Relationship with the Commonwealth of Australia — Specific Purpose Payments” for more details.

The bulk of NSW Government expenses relate to employee costs (wages, leave expenses, superannuation) and other operating costs incurred in day to day service provision.

As the NSW Government is mainly responsible for service provision, expenses tend to exhibit steady growth over time and are essentially driven by demographic factors. Conversely, revenues are more cyclical in nature and tend to fluctuate more depending on the prevailing economic environment (see “New South Wales Government Finances — Structural and Cyclical Budget Impacts”).

The table below shows both revenues and expenses for the General Government sector since 2008-09. In the 2008-09 Budget, a new accounting standard (AASB 1049) was adopted for the first time. This meant that road grants from the Australian Government previously accounted for in the fiscal year the related capital spending was incurred are now accounted for in the year the grants were received. This detracted from the budget outcomes of 2008-09, 2009-10 and 2010-11 by A$469 million, A$93 million and A$320 million, respectively, while adding A$611 million to the budget outcome in 2011-12.

For more current information regarding key fiscal aggregates, please see the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report for 2011-12 of the Corporation and NSW, and “2012-13 Half-Yearly Review Summary” above.

Key Fiscal Aggregates(1)

	Actual	Actual	Actual	Actual
	2008-09	2009-10	2010-11	2011-12
	(A$ million)
General Government Sector
Total Revenues - of which:	49,669	56,328	57,144	59,032
Taxation	17,855	19,129	20,395	20,660
Grant Revenue
- Commonwealth of Australia - general purpose	11,974	13,419	13,900	14,289
- Commonwealth of Australia - specific purpose	6,573	6,554	6,860	6,806
- Commonwealth of Australia - National Partnerships	3,145	6,367	4,215	4,948
- Other grants and contributions	604	643	642	700
Sale of goods and services	4,024	4,316	4,658	4,961
Interest income	416	322	468	530
Dividends and income tax equivalent income from other sectors	2,029	2,322	2,412	2,138
Fines, regulatory fees and other revenue	3,020	3,256	3,594	3,590
Total Expenses - of which:	50,530	55,339	55,804	58,352
Employee expenses	22,078	23,073	24,434	25,425
Superannuation expenses
- Superannuation interest cost	701	951	835	821
- Other superannuation expenses	1,961	2,120	2,210	2,294
Depreciation and amortization	2,614	2,769	2,818	2,978
Interest expenses	1,468	1,653	1,826	2,061
Other property expenses	1	1	1	1
Other operating expenses(3)	10,959	11,588	12,281	13,409
Grant expenses
- Current grants and subsidies	7,703	7,987	8,905	9,220
- Capital grants	3,044	5,197	2,494	2,143
Net Operating Balance	(862)	989	1,340	680
Cash surplus/(deficit)(4)	(1,439)	(1,987)	(1,034)	(5,731)
Purchases of non-financial Assets(5)	4,825	7,034	6,537	5,782
Net Worth	142,142	152,892	163,287	145,511

(1)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard, where practicable. However, where some historic dissections have not been available, the financial information has been reported on a best available basis.
(2)	“HYR” means the NSW Government’s 2012-13 Half-Yearly Review.
(3)	Includes Treasurer’s Advance of A$135 million in 2011-12. This is an allowance for contingencies such as those associated with natural disasters and the costs of policy responses that may be required in the budget year.
(4)	This is the underlying cash balance (net of deposits to the Liability Management Fund).
(5)	Does not include assets acquired through finance leases.

The NSW Government is also undertaking an extensive capital expenditure program. In 2012-13, Total State infrastructure investment is budgeted at A$15 billion, or 11.8% above the 2011-12 revised estimate. The A$1.6 billion increase in the program comprises A$1.2 billion or 16% growth in the PTE sector and A$394 million or 6.6% growth in the

General Government sector. On an underlying basis (after excluding the large, one off-impact of the Australian Government’s economic stimulus program), Total State infrastructure investment is expected to increase by A$1.7 billion in 2012-13. The growth in the capital program in 2012-13 is primarily due to higher expenditure on rail and electricity in the PTE sector and on health and roads infrastructure in the General Government sector.

For more current forecasts regarding capital expenditure, please see the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report for 2011-12 of the Corporation and NSW, and “2012-13 Half-Yearly Review Summary” above.

The Budget Papers contain the NSW Government’s capital expenditure plans for the upcoming four fiscal years. The previous NSW Government published the State Infrastructure Strategy every two years and outlined the NSW Government’s proposed infrastructure program for the following 10 years. The latest State Infrastructure Strategy under the previous government was released in 2008, and covered the period 2008-09 to 2017-18. In October 2012, Infrastructure NSW, in accordance with the NSW Government State Plan, published the 20 year State Infrastructure Strategy (the “State Infrastructure Strategy”) with five year funding plans.

Infrastructure NSW & State Infrastructure Strategy

Ensuring there is adequate and efficient infrastructure to support jobs, housing and services for the State’s growing population is essential. To that effect, the State is implementing the State Infrastructure Strategy. The Strategy recommends infrastructure investments necessary to encourage the economy to grow at a greater rate than the population, supports the State’s service-based industries and lift productivity growth.

Established by the Infrastructure NSW Act 2011 (the “Infrastructure Act”), Infrastructure NSW (“Infrastructure NSW”) is tasked with preparing the 20 year State Infrastructure Strategy for the Premier. The Infrastructure Act states that the State Infrastructure Strategy must assess the current state of infrastructure in NSW and the strategic priorities for infrastructure for the next 20 years. This State Infrastructure Strategy is Infrastructure NSW’s independent advice to the State on the specific infrastructure investments and reforms.

Infrastructure NSW’s framework makes economic impact a key test in determining funding priorities. Emphasis has been placed on the need for more intensive use of existing assets and incremental improvements before making commitments for expensive new infrastructure. Priority is given to those regions and sectors where high growth potential is being constrained by inadequate infrastructure.

The State Infrastructure Strategy builds on the NSW Government’s existing public commitments and outlines a forward program of more than 70 urban and regional projects and reforms across transport, freight, aviation, energy, water, health, education and social infrastructure that should take priority over the next five, 10 and 20 years. Taken together, this program should improve the performance of the NSW economy.

In September 2012, Infrastructure NSW delivered to the Premier its recommended 20 year State Infrastructure Strategy. The NSW Government considered Infrastructure NSW’s recommendations in conjunction with:

•

The Department of Planning and Infrastructure’s Metropolitan and Regional Strategies, an integrated planning approach to meeting NSW’s housing, employment, land and recreational needs over the next 20 years; and

•	Transport for NSW’s Long term Transport Master Plan, which sets out an approach for delivering world class transport networks and services.

On December 13, 2012, after reviewing the recommendations from Infrastructure NSW against existing plans, the NSW Government released its State Infrastructure Strategy. This document sets out the NSW Government’s strategies and new commitments for transport, water, energy, health and social infrastructure. Through this State Infrastructure Strategy, the Government set out and commits to the State’s infrastructure delivery and reform priorities over the next five years. Planning and construction is already underway for many new projects.

Over the next six months, Infrastructure NSW, working with NSW Treasury and delivery agencies, is expected to develop a five-year State Infrastructure Plan (the “State Infrastructure Plan”) to integrate the State Infrastructure Strategy with the 2013-14 NSW Budget. The State Infrastructure Plan is intended to be updated annually. It will specify major project implementation (for projects over A$100 million) for each five-year period, guide Government spending and priorities and support the delivery of the initiatives prioritized within the State Infrastructure Strategy.

Economic Structure

In 2011-12, services industries5 accounted for approximately 67% of NSW total output and approximately 79% of NSW’s total employment (excluding the “Ownership of Dwellings” category, which refers to the actual and imputed rents earned by property investors and owner-occupiers and does not have any associated employment), with Property & Business Services6 and Finance & Insurance Services contributing the largest proportions. Other major NSW industries include Manufacturing, Construction and Retail Trade, while in the last five years Agriculture, forestry and fishing has averaged the greatest annual percentage growth in output of any NSW industry, due mainly to drought recovery in 2010-11.

Furthermore, despite its small overall share of output and employment, Agriculture remains a vital industry to the NSW economy. The Murray-Darling Basin, the majority of which lies within NSW, was estimated to have produced almost 40% of Australian agricultural output during 2005-06 (the latest fiscal year for which data is available).

The table below shows the share of total NSW and Australian output and employment by industry in 2011-12. Output for NSW is only available up to 2011-12. Employment data in the table is also provided for 2011-12 to provide a clear comparison between output and employment. In the industry discussion which follows, updated employment numbers for the twelve months ended August 2012 are used.

Industry Output and Employment, 2011-12

	Output				Employment(1)
Industry	Value(2) (A$ million)		Share of NSW	Share of National	Number (000)	Share of NSW	Share of National
Agriculture, Forestry & Fishing	7,377.0		1.7%	21.6%	82.9	2.3%	24.8%
Mining	14,225.0		3.2%	10.2%	45.8	1.3%	18.4%
Manufacturing	34,572.0		7.7%	32.4%	281.0	7.8%	29.4%
Electricity, Gas, Water & Waste services	11,299.0		2.5%	33.9%	37.1	1.0%	24.2%
Construction	23,315.0		5.2%	21.6%	299.7	8.3%	29.3%
Wholesale Trade	20,442.0		4.6%	32.3%	134.6	3.7%	32.7%
Retail Trade	17,583.0		3.9%	27.7%	384.1	10.7%	31.6%
Accommodation & Food services	12,291.0		2.8%	36.6%	255.2	7.1%	33.3%
Transport, Postal & Warehousing	20,995.0		4.7%	29.6%	188.0	5.2%	33.2%
Information Media & Telecommunications	18,283.0		4.1%	44.2%	87.9	2.4%	40.5%
Financial & Insurance services	60,795.0		13.6%	44.2%	180.0	5.0%	42.0%
Rental, Hiring and Real Estate services	10,363.0		2.3%	34.3%	62.6	1.7%	30.1%
Professional, Scientific & Technical services	31,684.0		7.1%	34.1%	316.3	8.8%	35.5%
Administrative & Support Services	12,536.0		2.8%	37.3%	131.5	3.7%	32.8%
Public Administration & Safety	20,395.0		4.6%	28.6%	216.0	6.0%	29.6%
Education & Training	19,601.0		4.4%	32.3%	258.7	7.2%	29.8%
Healthcare & Social Assistance	28,056.0		6.3%	32.9%	425.6	11.8%	31.6%
Arts & Recreation services	4,033.0		0.9%	34.7%	58.8	1.6%	28.1%
Other services	8,770.0		2.0%	33.9%	147.8	4.1%	32.3%
Ownership of Dwellings	35,563.0		8.0%	32.3%	—	—	—
Total	446,169	(3)	100.0%	30.7%	3,593.5	100.0%	31.4%

(1)	Based on year average to May 30, 2012.
(2)	In constant 2010-11 dollars.

[5]	The ANZSIC 2006 industries which are considered “service” industries are: Electricity, gas, water & waste services, Wholesale Trade, Retail Trade, Accommodation & Food services, Transport, Postal & Warehousing, Information Media & Telecommunications, Financial & Insurance services, Rental, Hiring & Real Estate services, Professional, Scientific & Technical services, Administrative & Support services, Public Administration & Safety, Education & Training, Healthcare & Social Assistance, Arts & Recreation services and Other services.
[6]	Since the ABS has adopted ANZSIC 2006 classifications, “Property & Business Services” has been broken down by “Rental, hiring and real estate services”, “Professional, scientific and technical services” and “Administrative and support services”. For the purposes of this report, these categories have been re-aggregated in order to more accurately capture impacts on the predominantly services-based NSW economy.

(3)	Components will not add to total as the value of taxes, subsidies and the statistical discrepancy have been omitted.

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2011-12, and ABS 6291.0.55.003, Labour Force, Australia, Detailed, Quarterly, August 2012.

Property & Business Services

Property & Business Services is an amalgam of the Rental, Hiring & Real estate services, Administrative & Support services and Professional, Scientific & Technical services industries. In terms of output share, the Property & Business services sector is NSW’s second largest industry. In 2011-12 the group made up 12.2% of NSW output and contributed 34.8% to the national industry total. NSW, in particular Sydney, is regarded as the business and financial center of Australia, being home to:

•	81% of Asia Pacific finance and insurance regional offices;

•	77% of the Australian headquarters of Australia’s domestic and foreign banks;

•	76% of all information and communications technologies Asia-Pacific regional headquarters;

•	75% of the Australian headquarters of multinational pharmaceutical companies;

•	73% of property and business services Asia-Pacific regional offices; and

•	43% of the top 500 companies, on a revenue basis, in Australia.

Activity in the property sector was slower following the end of the housing boom in late-2003. This situation was aggravated by the effects of the global financial crisis and economic downturn, especially as job security became more of a concern.

In response to the global economic downturn, and in addition to the RBA cutting its official cash interest rates from 7.25% in August 2008 to 3.00% in April 2009, the Australian and then NSW Governments announced measures designed to stimulate the property market by supporting housing market activity and encouraging investment in new dwelling supply. The Australian Government increased First Home Owner Grants from the original A$7,000 to A$14,000 for purchases of existing homes, and increased the grant to A$21,000 for purchases of newly built homes. The then NSW Government offered an additional A$3,000 to first home buyers purchasing a newly built homes, while halving the transfer duty payable on newly built homes (valued under A$600,000) for non-first home buyers. All of these measures concluded by the end of June 2010, and largely had the desired effect of supporting housing market activity and investment. Following this, and in response to affordability concerns, the then NSW Government announced a two year housing supply strategy in the 2010-11 Budget to boost housing construction and support the housing recovery.

The current Government’s policy, the Building the State package, announced in the 2012-13 Budget, includes a homebuyer scheme which encourages the construction of new properties by: (1) more than doubling the First Home Owner Grant to A$15,000 from October 1, 2012 (A$10,000 from January 1, 2014) for new properties up to A$650,000; (2) introducing a New Home Grant of A$5,000 to all non-first homebuyers of new properties up to A$650,000; and (3) increasing the upper threshold for stamp duty concessions for first homebuyers to A$650,000. The package, including the provision of half a billion dollars for additional housing infrastructure, is expected to support an ongoing recovery.

The RBA’s official cash interest rate was 3.0% as at December 2012, a low rate in historical terms. Mortgage rates are also historically low, with the average standard variable rate at 6.65% in September 2012, 0.7% below the decade average of 7.36%.

In the 12 months to August 2012, about 513,000 people were employed in this sector on average, an increase of 3.9% on the 12 months to August 2011.

Financial and Insurance Services

The Financial and Insurance services industry is a key NSW industry whose importance in terms of both employment and output has grown over the last 20 years. In 1991-92, the industry’s output share was 8.5% compared to 13.6% two decades later in 2011-12, and is now NSW’s largest industry. Employment in the Finance and Insurance industry in NSW grew at an average rate of 1.2% per year over the last five years to May 2012. As the table above shows, in 2011-12 it comprised about 44% of Australia’s Finance and Insurance output and about 42% of Australia’s Finance and Insurance employment.

Major government and financial institutions, such as the RBA, Australian Securities Exchange and Australian Financial Markets Association, are all located in Sydney.

The banking, equities, managed funds, foreign exchange and futures sectors are all represented within the Finance and Insurance industry. The industry is aided by Australia’s regulatory environment and reputation for relative financial stability and solvency.

While the global financial crisis had a negative impact on this sector it has been recovering steadily in both employment and output in the three years since the crisis peaked in 2008-09. During the 12 months to August 2012, employment in this industry averaged about 182,000 people, which was 4.4% higher than a year ago. The sector is, however, exposed to recent global financial instability emanating from European sovereign debt concerns.

Manufacturing

Manufacturing is another important industry to the NSW economy. In 2011-12, it constituted 7.7% of total NSW output and 32.4% of Australian total manufacturing output. It is a major export contributor, contributing approximately 21% to NSW’s total exports on average over the five years to 2010-11. Major export partners include the United States, Japan, New Zealand and China. NSW’s top manufactured exports include medicinal and pharmaceutical products, and professional, scientific and controlling instruments. More detail about manufactured exports is provided below under “— Trade”.

In recent years, the NSW manufacturing sector has been adversely affected by the historically high Australian dollar exchange rate driven principally by the global commodities boom. NSW manufacturing’s international competitiveness was expected to improve as the exchange rate fell from its July 2008 highs. However, since February 2009 the exchange rate has risen steadily with the Australian dollar achieving parity with the U.S. dollar late in 2010. Since then, the Australian dollar has continued to trade at or above parity (as of November 26, 2012 the Australian dollar exchange rate stood at US$1.0457). While the dollar remains at these historically high levels (A$1.00 has averaged US$0.75 since its float in December 1983) it will likely restrain manufacturing growth in NSW going forward.

In 2010-11 (the latest year for which data is available), three subsectors accounted for over 40% of NSW’s total manufacturing sales and service income. These were food products (18.3%), primary metal and metal products (10.3%) and machinery and equipment (11.4%).

Growth in NSW Manufacturing output has been mixed in recent years, with the industry increasing by 7.6% in 2007-08 prior to the global financial crisis then declining 3.3% in 2008-09 at the peak of the global financial crisis. In 2009-10 the sector grew by only 0.3% due to pressure from the high level of the Australian dollar, and rose 1.4% in 2010-11, primarily due to growth in oil refining and steel. In 2011-12, with the persistently high exchange rate combined with subdued demand in export markets, NSW manufacturing output fell 2.5%. Over the last five years, Manufacturing’s output growth has averaged 0.6% in NSW.

Manufacturing’s share of NSW employment has fallen consistently since 1997, from averaging 13.3% in the 12 months to August 1997 (the peak of Manufacturing’s share of NSW employment) to averaging 8.0% in the 12 months to August 2012. This decline is primarily due to a structural shift as the NSW economy moves more towards services and away from manufacturing – a pattern that is also noticeable for the Agriculture sector. During the 12 months to August 2012 there were about 287,000 people employed in Manufacturing on average, 2.7% lower than a year ago.

NSW Manufacturing Sales and Service Income(1)

Manufacturing Sub-sectors	2009-10	2010-11	Annual Change (%)
	(A$ million)
Food product manufacturing	23,489	21,065	-10.3
Beverage and tobacco product manufacturing	5,787	6,673	15.3
Textile, leather, clothing and footwear manufacturing	2,959	2,644	-10.6
Wood product manufacturing	3,835	3,776	-1.5
Pulp, paper and converted paper product manufacturing	2,915	4,045	38.8
Printing (including the reproduction of recorded media)	3,714	3,750	1.0
Petroleum and coal product manufacturing	10,366	na.	—
Basic chemical and chemical product manufacturing	10,335	9,905	-4.2
Polymer product and rubber product manufacturing	4,396	4,269	-2.9
Non-metallic mineral product manufacturing	4,563	4,577	0.3
Primary metal and metal product manufacturing	12,908	11,828	-8.4
Fabricated metal product manufacturing	7,822	7,809	-0.2
Transport equipment manufacturing	6,155	6,493	5.5
Machinery and equipment manufacturing	12,430	13,146	5.8
Furniture and other manufacturing	2,449	na.	—
Total	114,123	114,887	0.7

(1)	For 2010-11, the sales and service income of the “Petroleum and coal product” and “Furniture and Other” manufacturing sub sectors was not released in the publication but were included in total manufacturing sales and service income.

Source: ABS 8159.0, Experimental Estimates for the Manufacturing Industry, 2009-10, and ABS 8155.0 Australian Industry, 2010-11

Construction

Construction constituted about 5.2% of NSW total output in 2010-11. In the 12 months to August 2012, there were, on average, 299,000 people, or 8.3% of total NSW, employed in the construction sector. Prior to 2010, growth in construction had been driven by non-residential construction. Dwelling construction activity accelerated during 2010 in response to various state and Federal government stimulus measures and low interest rates. Residential construction, along with dwelling building approvals, rose during 2010. After rising by 9.6% in 2010-11, dwelling investment fell by 8.7% in 2011-12. Non-dwelling construction rose by 7.4% in 2010-11, and by 11.6% in 2011-12, to once again be the dominant part of the construction sector. Residential building approvals on average over 2012 to September remain below their decade-average levels.

Non-Dwelling Construction(1) and Dwelling Construction(2) – Percentage Shares of NSW Total Construction

	As at June 30,
	2007	2008	2009	2010	2011	2012
Non-Dwelling Construction	46.9	48.9	50.5	48.0	47.5	52.5
Dwelling Construction	53.1	51.1	49.5	52.0	52.5	47.5
Total Construction	100.0	100.0	100.0	100.0	100.0	100.0

(1)	Non-dwelling Construction includes building (e.g., shopping centers) and engineering (e.g., roads) construction.
(2)	Dwelling Construction includes new dwellings and alterations and additions (e.g., extensions).

Source: ABS 5220.0, Australian National Accounts: State Accounts, 2011-12.

Sydney house price growth rose strongly through 2009-10 with growth peaking at 19.5% through the year to March quarter 2010. Growth eased in 2011, with prices over the year to the December quarter 2011 down 3.2%. Since then, housing prices have recovered slightly, rising in each quarter to September 2012, to be 1.3% higher through the year. While the RBA’s reductions in interest rates in 2008 and 2009 resulted in improved housing affordability in 2009 and 2010, population growth in NSW accelerated in the years leading up to 2011 resulting in a tight rental housing market. Despite population growth easing recently and the RBA cutting rates in 2012, the rental market remains tight due to low levels of new residential construction. These factors are expected to support housing demand over the next few years which should also lead to improvements in dwelling construction activity.

Following the end of the global financial crisis, the RBA removed the emergency monetary stimulus in October 2009, and by November 2010, interest rates were at a slightly restrictive level, with the official cash rate at 4.75%. However, with domestic inflation and global and domestic activity forecasts lowered by the RBA in 2011, due to global uncertainty, the RBA embarked on another round of interest rate cuts, lowering the cash rate by 0.25 percentage points in both November and December 2011. In 2012, the RBA has cut the official cash rate 4 times, in May, June, October and December, by 0.50%, 0.25%, 0.25% and 0.25%, respectively. Lower rates are expected to support the housing construction sector going forward.

In the September quarter 2012, new non-residential construction grew by 11.2%. This followed an increase of 12.9% in the June quarter, more than making up for the 4.5% decline experienced in the March 2012 quarter. Total non- residential construction work done in the September quarter 2012 grew by 26.8% since the September quarter 2011. Engineering construction work (e.g., roads, bridges and mines) was responsible for most of this result, contributing 24.2% to the growth in total construction, while building construction (e.g., shopping centers and office blocks) contributed the remaining 2.6%.

Retail Trade

In the 12 months to August 2012, the retail trade industry employed, on average, 10.6% of the NSW workforce, making it NSW’s second-largest employing industry behind Healthcare and Social assistance. The number of employed was 1.1% lower than the 12 months to August 2011 as retailers cut costs in line with consumer confidence and subdued retail activity experienced in 2010-11. Despite this, retail output rose 1.5% in 2011-12. Over 47% of those working in retail were part-time workers, the second-highest proportion behind the accommodation, cafes and restaurants industry (over 55%). By 2005-06 (the latest year for which data is available), there were more than 53,000 retail businesses in NSW.7

In terms of output, the retail trade industry contributed 3.9% to NSW total output in 2011-12. Over the last five years to 2011-12, retail industry output has grown on average by 1.8% per year.

During calendar year 2008, retail turnover declined due to the RBA’s tighter monetary policy stance early in the year, which impacted NSW consumers more than in the rest of Australia due to higher NSW house prices and mortgages, and the global financial crisis and accompanying economic downturn.

The first half of 2009 saw improvement as the Australian Government provided cash stimulus payments of A$900 to most Australian taxpayers while the second half of 2009 saw improvement due to improving consumer sentiment, lower gasoline prices and earlier interest rate cuts raising household disposable income. Retail trade moderated throughout 2010 as the RBA steadily raised its official cash interest rates to 4.75%, a level regarded by it as being mildly restrictive.

Retail activity fell in the first half of 2011 as employment concerns reemerged and consumer confidence declined amid financial market volatility and fears arose regarding the economic outlook for the world, especially for the United States and Europe. However, retail sales in 2011-12 saw improvement, growing in each quarter of the financial year, with growth of 2.4% through the year to June 2012. The growth in retail activity in 2011-12 was helped by continued growth in employment and the RBA’s decision to cut rates by 0.25% in November and December 2011, as well as 0.50% in May.

Retail sales in the September quarter 2012 were slightly down on the previous quarter, but were still 2.5% higher through the year. In the September quarter 2012, the largest proportion of retail turnover was concentrated in food retailing (about 40.7%). This was followed by household goods (principally furnishings, appliances and hardware – 16.5%), ‘other’ retailing (which includes pharmaceutical and recreational goods – 13.9%), cafes, restaurants and takeaway food (13.5%) and clothing, footwear and personal accessories (principally footwear, textiles and other soft goods – 8.2%).8

Wholesale Trade

Wholesale trade employed on average 134,000 people, or 3.7% of the NSW workforce, in the 12 months to August 2012, a 3.9% decrease on the average level of employed in the 12 months to August 2011. In 2005-06 (the latest year for which data is available), there were over 31,000 wholesale businesses in NSW.9

Of these businesses, 31% were undertaking “other goods” wholesaling activities (e.g., textiles, clothing, household appliances, toiletries, books and magazines, etc.), 21% were wholesalers of basic materials (e.g., farm produce, chemicals and building supplies) and 20% were wholesalers of machinery and equipment (e.g., farm and construction machinery, computers, electrical equipment, etc.).

In 2005-06 (latest data available), the wholesale trade industry generated A$121.9 billion in sales, with machinery and equipment generating the largest percentage (29%), followed by basic material wholesaling (24%) and “other goods” (20%).

Output of the wholesale trade industry has grown in each financial year since a trough in 2003-04, and by an annual average of 3.6% over the last 5 years, making up 4.6% of total NSW output in 2011-12. Wholesale trade’s output share has recovered in the last 3 years after declining steadily since 1989-90 (earliest data available) when it made up 5.0% of total NSW output.

[7]	Source: ABS 8622.0, Retail and Wholesale Industries, Australia, 2005-06.
[8]	Source: ABS 8501.0, Retail Trade, Australia, September 2012.
[9]	Source: ABS 8622.0, Retail and Wholesale Industries, Australia, 2005-06.

Given the make-up of wholesale trade and its position in the supply chain (a supplier of intermediate goods and inputs), the recovery in economic activity and demand is expected to also have positive flow on effects on this sector.

Tourism

While Tourism is an amalgam of a number of industries, such as transport, retail and accommodation, cafes and restaurants, it is an important industry in its own right for NSW. In 2010-11 it was estimated that the tourism industry directly accounted for approximately 159,000 jobs and indirectly accounted for a further 120,000 jobs. Generally, an industry is defined by the goods and services it produces. In the case of tourism, it is defined by the purchaser of goods and services (i.e., if they are bought by national/international visitors). For example, while the transport industry provides transportation services, those services bought by visitors will make up a part of the tourism industry. In the year to the June quarter 2012, NSW received over 2.8 million international visitors and more than 24.9 million domestic visitors. For both international and domestic visitors the main reason for visiting was for a “holiday or leisure”, followed by “visiting friends and relatives”. International visitors also named “business” as another major reason for coming to NSW.

Tourism has seen weaker activity in the year to the June quarter 2012 with domestic visitors to NSW rising only 0.9% and international visitors declining by 0.5% compared to the year to the June quarter 2011. In terms of market share, NSW has seen a decline in both domestic and international visitors compared to the year to the June quarter 2011, and both categories also saw a fall in the number of people visiting NSW for “holiday or leisure”. Like other NSW exports, tourism is expected to be adversely affected by the historically high value of the Australian dollar, although any global growth in tourism would likely provide some offset. Tourism is also more of a discretionary good, meaning that consumers are likely to cut back consumption on tourism before they cut back on other, more necessary purchases.

Transport, Postal and Warehousing

Sydney Airport handles the bulk of Australia’s international air transport movements. In fiscal year 2011-12 about 41.6% of international travelers traveling through Australia came through Sydney Airport, more than the Melbourne (23.1%) and Brisbane (15.6%) airports combined. Over the same period Sydney Airport handled 48.8% of all air freight transported into and out of Australia.

Newcastle Port is the largest coal export port in the world in terms of mass tonnage moved, having moved 121.9 million mass metric tons of coal in 2011-12 (latest available), compared to 108.3 million mass metric tons in 2010-11 and 97.1 million mass metric tons in 2009-10. Port Kembla is a multifunctional port which handles bulk, general and break-bulk cargo containers and cars. Currently, major exports from Port Kembla include coal and coke, grain, iron ore and steel products. In 2011-12, Port Kembla’s throughput (exports and imports) was 32.2 million revenue metric tons, compared to 33.6 million revenue metric tons in 2010-11 and 31.0 million revenue metric tons in 2009-10. There are two different measures for cargo. A “revenue metric ton” is the measure port authorities based their charging on while a “mass metric ton” is the physical weight of the commodity.

Port Botany is also being expanded to cater for anticipated growth in freight traffic. In 2011-12 (latest available) Port Botany handled 2.04 million Twenty-foot Equivalent Units (“TEUs”), up 0.8% from the 2010-11 result of 2.02 million TEUs. This increase occurred despite the terminals at Port Botany being affected by adverse weather conditions both here and overseas, equipment failure and congestion issues. One TEU represents the cargo capacity of a standard shipping container 20 feet long, 8 feet wide and 8.5 feet high. In 2011-12, the main commodities to be exported from Port Botany were chemicals, cereals, machinery and transport equipment, paper and paper products and miscellaneous manufactured articles.

The NSW Government has announced that it will proceed to market with the long-term lease of Port Botany and Port Kembla, with the lease expected to be finalized in the first half of 2013. The NSW Government will retain a regulatory oversight role in both ports and the proceeds of the lease will be invested in the NSW Government’s infrastructure fund, Restart NSW. For more information, see “—Business Asset Transactions” below.

The NSW ports are connected to an extensive network of rail and road infrastructure allowing for the transportation of goods within NSW, across Australia and internationally. In order to ensure that this ease of transportation is maintained, the NSW Government is investing in an Intermodal Logistics Centre (the “Intermodal Logistics Centre”) in Enfield, a suburb of Sydney. During 2011-12 significant milestones were achieved in the development of the Intermodal Logistics Centre with operations expected to commence in early 2014. The Intermodal Logistics Centre will form part of a network of existing and planned intermodal terminal facilities in Sydney and is projected to service around a quarter of the total intermodal demand per year.

The NSW road network covers approximately 184,900 kilometers and is being expanded and upgraded to retain its safety and viability. Current major road projects include continued expansion of the Pacific Highway (which links Sydney to Brisbane) and extensive improvements to Sydney’s major motorways.

The transport, postal and warehousing industry’s share of NSW output has been fairly steady since 1989-90 (earliest data available), averaging about 4.3% per annum to 2011-12. Since 2006-07, growth in the industry has generally accelerated as a result of the commodities boom, with the exception being the decrease in growth in 2008-09 due to the economic slowdown. In 2009-10, transport, postal and warehousing output rebounded to rise by 6.1% and by 5.2% in 2010-11. In 2011-12, the industry grew by 3.1% and made up 4.7% of total NSW output. During the 12 months to August 2012, transport and storage employed roughly 183,000 people on average, 8.7% lower compared to the previous year’s level. Employment growth eased through the 2008-09 and 2009-10 fiscal years, as levels retreated from all-time highs (reached in the four quarters to May quarter 2008) due to the commodities boom. Employment in this sector increased by 7.6% 2010-11 compared to 2009-10 to exceed the previous peak set in 2007-08, before falling by 5.5% in 2011-12 compared to 2010-11 as global trade softened.

Education and Training

The education system in NSW caters to students from pre-school to post-graduate studies with education services being provided by both the private and public sectors. The government sector provides the bulk of services. The NSW Government is responsible for pre-schools, primary, secondary and trades education while the Australian Government is responsible for the universities.

In NSW in the 2011 calendar year (the latest calendar year for which data is available), there were approximately 2,231 public schools (from pre-school to secondary) with over 745,000 enrolled students, compared to just over 900 private schools. There were also over 130 Technical and Further Education (“TAFE”) campuses. Altogether, there were over 99,000 full time equivalent teachers and support staff working within the public education system.

There are also 12 universities within NSW (including Australian Catholic University, which operates across a number of Australian states) with approximately 371,000 students in calendar year 2011 and over 35,000 full time equivalent staff in the calendar year 2012. Although universities are constituted under State law, they are mainly funded and administered by the Australian Government.

Over the last five years, the education and training sector has grown by an annual average rate of 1.7% per annum, while the industry’s share of total NSW output has remained largely unchanged. In 2011-12, the education and training sector’s share of total NSW output was at 4.4%, the same as in 2007-08, and 0.1% lower than 2008-09, 2009-10 and 2010-11. Employment in the sector fell by 4.2% in 2011-12 after rising by 2.3% per annum on average over the last five years.

Education is primarily driven by demographic factors, thus the global financial crisis and economic downturn has not had a significant impact on this sector, especially in the primary and secondary schooling levels.

The tertiary sector may suffer somewhat as slower global conditions in some overseas countries, tighter student visa conditions and the high value of the Australian dollar may mean fewer international students.

Healthcare and Social Assistance

Federal law provides that all Australian citizens have access to universal health care through the system known as “Medicare”. This is the national health insurance program which provides access to a doctor of choice for out-of-hospital care, free public hospital care and for specified optical and dental services. While the hospital systems are predominantly operated by the State Governments, the system of doctors, specialists and nursing homes is mainly the responsibility of the Australian Government as stipulated under the National Health Act 1953 (Cth).

The National Health Act states that the Australian Government is responsible for providing diagnostic and therapeutic services for medical practitioners and hospitals, and for patients of medical practitioners or hospitals. The Australian Government is also responsible for providing anything incidental to the diagnostic and therapeutic services. As such, the Australian Government sets the rates at which doctors ought to charge patients for various medical services and pays doctors for providing these services. The Australian Government is also responsible for administering the Pharmaceutical Benefits Scheme (“PBS”) which provides subsidized prescription medicine to all Australian residents and eligible overseas visitors.

In NSW, the main provider of health and community services is the NSW Government. The Department of Health is the largest agency in terms of State Budget funding per annum, while the Department of Community Services and the Department of Ageing, Disability and Home Care are both also among the top 10 agencies in terms of State Budget funding per annum.

During the 12 months to August 2012, there were about 426,000 people employed in the healthcare and social assistance industry in NSW, an increase of 2.7% over the 12 months to August 2011. Currently there are over 220 public hospitals, 89 private hospitals and more than 500 community, family and children’s centers across the State.

Since its trough in 1999-00, this sector’s share of total NSW output has grown from 4.8% share to 6.3% share in 2011-12. In the last five fiscal years, annual growth in output averaged 4.7% per annum, driven largely by the ageing of the NSW population and other demographic factors.

Ownership of Dwellings

This industry covers both owner-occupier and investor properties. The “output” generated by this industry is the actual rent accruing to owners of investment properties and the imputed rent earned by owner-occupiers (i.e., the rent owner-occupiers would have earned had they leased their property out). There is no labor associated with this industry.

This industry made up 8.0% of total output in 2011-12 and in 2010-11. Since 1989-90, its share has averaged 8.2%. It recorded strong annual growth between the mid-1990s through to the mid-2000s, consistent with the housing boom experienced by NSW during this time. In the last five years to 2010-11, annual growth has averaged 1.6% per year. Growth has improved from 0.8% in 2009-10 to 2.0% in 2011-12 as the RBA embarked on the latest round of interest rate cuts in late 2011.

Public Administration and Safety

This category includes public servants at Federal, State and Local levels (excluding teachers and public sector health care workers). During the 12 months to August 2012, this industry made up 5.9% of total NSW employment, or around 210,000 people. Total employment in this industry rose by 2.9% compared to a year earlier. Over the last five years, employment growth has averaged 2.4% per annum.

Public Administration and Safety’s share of total NSW output has been declining, from a peak of 5.1% in 1996-97 to 4.4% in 2007-08, before gradually improving to 4.6% in 2011-12. Over the last five fiscal years, output growth has averaged 2.5% per annum with 4.5% growth in 2011-12. However, annual growth in this industry appears volatile. For instance, in the years 2007-08 to 2011-12, output grew by rates of 1.1%, 4.4%, 0.9%, 1.9 and 4.5% (in chronological order).

Mining

Mining’s output share in 2011-12 was 3.2%, 0.5% higher than its historical average of 2.7% (going back to 1989-90 — the earliest data available). In 2011-12, output grew by 9.2% compared to annual average growth of 5.0% per annum over the last five fiscal years. Given mining’s relatively small share of the NSW economy, NSW has not experienced the effects of the recent commodities boom to the same extent as resource-rich States like Queensland and Western Australia.

Employment grew by 23.5% in the 12 months to August 2012 in average annual terms, although this represents an absolute increase of only about 9,100 positions. Over the five years to August 2012, employment in this sector grew by an annual average of 14.4%.

A recovery in global economic conditions would be expected to have a positive impact on the mining sector. NSW’s main mining export is coal and its main destination is Japan. A moderate recovery in Japanese economic activity would be expected to flow through to coal exports, leading to improved volumes, as would increased demand from China and India. Conversely, if growth in those countries remains subdued, it would likely have a negative impact on both the price and volume of coal exports.

Prices for thermal coal, like many other commodities, have declined over the last 12 months. The Newcastle thermal coal spot price over the 11 months of 2012 to date averaged around US$97 per metric ton, 20.5% lower than over the same period in 2011. This is largely reflective of a recovery from supply disruptions due to floods in early 2011 and increasing production and export volumes. The Bureau of Resources and Energy Economics (“BREE”) forecasts that thermal coal contract prices will ease from US$130 per metric ton in Japanese Financial Year10 (JFY) 2011 to US$115 and US$100 in JFY’s 2012 and 2013, respectively, as supply improves.11

Information Media and Telecommunications

In 2011-12, this sector (which includes telecommunications, internet providers and library and information services, among others), made up 4.1% of total NSW output. Nevertheless, it has been one of the fastest growing sectors of NSW, with its output share consistently expanding since 1989-90, apart from a 0.1% share drop in 1995-96, 1999-2000 and 2011-12. From 1992-93 until the 2001 technology stock market crash, this industry grew at an average annual rate of 6.7%. In the last five years to 2011-12, it has grown at an average annual rate of 2.2%.

The industry was also negatively affected by the economic downturn in 2008-09, with industry output in 2008-09 declining 0.7%. The lower level of business activity during the downturn reduced demand for telecommunications and information systems capital spending and maintenance. Growth in the industry rebounded in 2009-10 and 2010-11, rising 3.6% and 2.7%, respectively, before falling again by 0.6% in 2011-12.

During the 12 months to August 2012, the information media and telecommunications industry employed approximately 92,100 people, or 2.6% of the total NSW workforce, on average. Compared to a year earlier, employment rose by 10.2%, or approximately about 8,500 people.

Electricity, Gas, Water and Waste Services

Electricity, gas, water and waste services made up about 2.5% of total NSW output in 2011-12, with real gross value added falling by 4.1% compared with 2008-09. However the output share has been steadily declining from its early-1990s peak of 3.9%.

The employment share of the industry during the 12 months to August 2012 was just 1.0% of total NSW employment. Since 2000, the employment share has been fairly constant, averaging about 1.0%. Over the last 5 years, employment has grown by 5.8% per annum, on average.

The NSW Government currently owns three electricity generation corporations (Eraring Energy, Macquarie Generation and Delta Electricity), three electricity distribution corporations (Ausgrid, Endeavour Energy and Essential Energy) and one electricity transmission business (Transgrid). In 2010, the distribution corporations sold their respective energy retail businesses and brand names (EnergyAustralia, Integral Energy and Country Energy) to the private sector as part of a reform process aimed at removing the State from the financial risk associated with wholesale electricity trading.

Macquarie Generation and Delta Electricity operate within the National Electricity Market (“NEM”), a wholesale market for electricity supply in Queensland, New South Wales, Victoria, South Australia, The Australian Capital Territory and Tasmania, which commenced in December 1998. Until recently, Eraring Energy also operated within the wholesale market. All NEM participants are subject to the competitive pressures of the market.

Ausgrid, Endeavour Energy, Essential Energy and Transgrid are regulated monopolies that physically transport electricity from generators to end use customers (i.e., homes and businesses). Transgrid is responsible for the bulk of NSW’s high-voltage transmission from electricity generators to the distribution networks. Ausgrid, Endeavour Energy and Essential Energy are responsible for the distribution of electricity to end users.

In 2010, the then NSW Government transferred to the private sector three energy retail businesses (EnergyAustralia, Integral Energy and Country Energy), four generation development sites and the trading rights of power stations at four locations. These energy reform transactions were designed to pass the risks associated with wholesale electricity trading to the private sector and encourage private sector investment in electricity generation. This followed comments from the private sector that they would be reluctant to invest in competition with the NSW Government. The State received A$5.3 billion in gross proceeds for the 2010 energy reform transactions, which were completed in 2011. As the State-owned distribution corporations sold their retail brand names along with their retail businesses, re-branding the distributors was required. The distribution corporations are now named Ausgrid (formerly EnergyAustralia), Endeavour Energy (formerly Integral Energy), and Essential Energy (formerly Country Energy).

[10]	Japanese financial years run from April 1 to March 31.
[11]	BREE, Resources and Energy Report, December quarter 2012, pp 26-29.

In April 2011, the newly elected NSW Government commissioned an inquiry into the former Government’s part-privatization of the State’s energy assets. In November 2011, the Government announced that it would implement the recommendations of the Special Commission of Inquiry into the Electricity Transactions and divest the State’s electricity generators and the Cobbora coal mine, which is a green field mining development initiated by the former Government to secure future coal supply for the coal-fired generation businesses in New South Wales. Legislation facilitating the transactions involving the State’s electricity generators received the Governor’s approval in June 2012, and in November 2012 the NSW Treasurer announced the sale process would begin immediately and that they would be transacted sequentially during 2013 and 2014.

Water supply in NSW is also regulated by the NSW Government through various agencies. The NSW Government owns two metropolitan water supply and drainage corporations, Sydney Water and Hunter Water. It also owns State Water, NSW’s rural bulk water delivery corporation and Sydney Catchment Authority, the bulk supplier of water to Sydney Water Corporation. In some regional and rural areas, water services are provided through local councils. In June 2012, the long-term lease of the Sydney desalination plant was finalized (see below in “Recently Completed Transactions —Sydney Desalination Plant”).

Gas supply is mainly carried out by the private sector in NSW. As with electricity supply, gas supply operates under a regime of “full retail contestability”, meaning that individuals are allowed to choose their gas supplier.

The transfer of WSN Environmental Solutions to the private sector was completed in January 2011. The sale to SITA Environmental Solutions resulted in A$235 million of proceeds to the State. The State-owned Waste Assets Management Corporation retains and manages landfill sites not transferred as part of the transaction.

Agriculture, Forestry and Fishing

After gradually rising in the 1990’s, NSW’s agriculture, forestry and fishing sector has been in relative decline in the decade leading to 2008-09, as the State experienced a persistent drought during that period. Output fell by 18.2% in 2006-07 and 11.7% in 2007-08. The following year, output rebounded by 41.4% before dropping again by 6.6% in 2009-10. In October 2010, NSW was declared drought free. Due to the significant improvement in cropping conditions, output growth for the sector rose 34.8% in 2010-11 and 2.1% in 2011-12. Despite this improvement, the industry contributed only 1.7% of NSW output in 2011-12, making it NSW’s second smallest industry sector. The decline reflects a structural change as the NSW economy has become more service oriented and the intermittent drought that NSW has experienced from 2002-03 until 2010-11.

The latest projections from the Australian Bureau of Agricultural and Resource Economics and Sciences (“ABARES”) estimate a significant fall in NSW total crop production in 2011-12, due to the record high winter harvest made in 2010-11. Although levels for 2011-12 are expected to be 14.7% below those in 2010-11, they are still expected to be 36.9% above the average level of the last decade.

For 2012-13, ABARES is forecasting a fall in NSW winter crop production (down 9.0% on 2011-12), due to below average winter rainfall, widespread frosts and a modest fall in summer production (down 1.5% in 2011-12) due to deficient rainfall during spring. Altogether, NSW total crop production for 2012-13 is expected to be 7.4% lower than in 2011-12.

NSW’s major crops include wheat, sorghum, cottonseed, barley and canola.

In the year to August 2012, employment in agriculture averaged approximately 85,000 people, 9.7% lower compared to the year to August 2011. Agriculture’s employment share has continued to decline as the NSW economy becomes more service-oriented. During the 12 months to August 1991 (earliest full year data available), agriculture’s employment share averaged 4.8%, falling to an average 2.4% share during the 12 months to August 2012. Structural falls in employment share have been exacerbated by cyclical employment falls resulting from the drought.

Wages Policy and Industrial Relations

Historically, wages in Australia have been strongly influenced by both Federal and state-based Industrial Relations Commissions and their predecessors. Through a process of (at times compulsory) conciliation and arbitration, these bodies established “awards” which set minimum wages and conditions across a wide range of industries and occupations.

In NSW, industrial relations laws apply to public sector and local government employees. Private sector employees have been covered by the Federal industrial relations system since the expansion of the Federal system to cover all corporations in 2006 and the referral of remaining employees of unincorporated private sector employers from January 1, 2010 by the NSW Government.

Since the early-1980s, successive Australian Governments have sought to decentralize the wage setting system. The trend was begun by the Hawke-Keating Labor Government (1983-96) with the institution of the Prices and Incomes Accord. Subsequently, industrial relations policy has moved through agreements based at the enterprise level (Industrial Relations Reform Act 1993) to the use of individual agreements (Workplace Relations Act 1996) between employer and employees. The current Federal Labor Government (elected in November 2007) passed legislation in March 2009 (Fair Work Act 2009), which pares back some of the reforms instituted by the previous Coalition Government (1996-2007), including the abolition of statutory individual agreements. Australian workers most commonly have their rate of pay set by a registered collective agreement (39.2%), closely followed by a registered or unregistered individual arrangement (36.5%). The proportion of employees covered by the Federal Modern Awards system, where minimum conditions for employees are set across similar industries and occupations, are fewer still (16.5%).

Since the early 1980s, the decentralization process allowed for differentiated wage outcomes at the workplace level, in exchange for productivity gains. This allowed for moderate wage outcomes in the aggregate, resulting in an economic environment of relatively low inflation and strong employment growth since 1993.

The previous NSW Government wages policy provided for annual wage increases and associated costs of 2.5%. Increases above this level were allowed, provided they were funded by corresponding reductions in employee related costs. Despite this requirement, wage outcomes under the previous NSW Government routinely exceeded the benchmark.

On June 16, 2011 the NSW Government amended the Industrial Relations Act 1996 (NSW) by passing the Industrial Relations Amendment (Public Sector Conditions of Employment) Bill 2011, which requires the Industrial Relations Commission to give effect to NSW Government policies on public sector conditions of employment that are declared by regulations. The Industrial Relations (Public Sector Conditions of Employment) Regulation 2011 was enacted on June 20, 2011 and:

•	Allows for increases in remuneration and conditions in excess of 2.5%, but only if sufficient employee-related savings have been achieved to offset the increase;

•	Requires that employee-related savings do not include existing savings measures and whole of NSW Government reform measures (such as efficiency dividends);

•	Limits the back payment of wage increases, other than in exceptional circumstances;

•	Requires that awards and agreements contain clear and comprehensive no extra claims clauses; and

•	Prevents policies regarding the management of excess public sector employees from being incorporated into industrial instruments.

The NSW Governments changes to wages policy, as per the Industrial Relationships Amendment (Public sector conditions of employment) Bill 2011, should help manage employee expenses, with growth forecast to slow to an average of 2.2% per annum over the period 2012-13 to 2015-16 from an average of 6% per annum over the previous four years.

In April 2012, the NSW public sector wages policy was amended to extend its application to State Owned Corporations and their subsidiaries.

Trade

The tables in this section present data on a fiscal year basis and, where possible, the accompanying commentary refers to more recent data. All trade data is presented in nominal (i.e., non-price adjusted) terms.

NSW, like Australia overall, may be characterized as a small, open economy. Given its extensive international trade and financial links, NSW’s economy depends on the health of the global economy for its export performance. Over the five fiscal years to 2011-12 (the latest period for which both service and merchandise trade data is available), merchandise goods exports have averaged 66% of NSW total exports, compared to an average of 34% for services exports. Merchandise goods exports were concentrated mainly in coal (accounting for 34.7%), with other mineral fuel commodities accounting for a combined 3.9% of merchandise exports. The NSW economy has not experienced positive effects from the resources boom to the same extent as the other, more resource-rich States of Queensland and Western Australia. Furthermore, NSW’s leading position as Australia’s financial center means that it is more exposed to the impacts of global financial market uncertainty, and is likely more exposed to the ongoing European sovereign debt crisis and any stalling of the protracted United States recovery due to the upcoming “fiscal cliff”, than the other Australian States.

According to the World Trade Organization (“WTO”) World Trade Report 2012, the volume of world merchandise trade rose 5.0% in 2011, accompanied by global output growth of 2.4%. This marked a significant slowdown from 2010, when trade advanced 13.8% and output expanded by 3.8%. Slower growth in both trade and output had been anticipated for

2011, but multiple economic shocks held back economic activity and trade during the year, including the earthquake, tsunami and nuclear incident that hit Japan in March, flooding in Thailand and turmoil in North Africa. Finally, negative GDP growth in the European Union reduced demand for imported goods in the fourth quarter as the European sovereign debt crisis came to a head.

In 2011, the dollar value of world merchandise trade advanced 19% to US$18.2 trillion, surpassing the previous peak of US$16.1 trillion in 2008. Much of the growth was due to higher commodity prices, but monthly trade flows were mostly flat or declining in many major traders over the course of the year.

In its September forecasting update, the WTO downgraded its 2012 forecast for world trade expansion to 2.5% from 3.7% and scaled back its 2013 estimate to 4.5% from 5.6%, noting that the global economy has encountered increasingly strong headwinds since the last forecasts were issued in April 2012. Output and employment data in the United States have continued to be below expectations, while purchasing managers’ indices and industrial production figures in China point to slower growth for the world’s largest exporter.

An improvement in global economic trade would be expected to positively impact NSW’s export performance, while stronger domestic economic activity will increase NSW imports. The stronger Australian dollar is expected to have a negative effect on exports while making imports more attractive.

Exports

Services Exports

The table below shows trends in NSW’s principal service exports for the last six fiscal years to 2011-12.

NSW Services Exports(1)

	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12
	(A$ million)
Travel(2)	9,380	10,216	10,972	11,384	11,032	10,723
Transportation(3)	3,002	3,057	2,659	2,266	2,311	2,239
Professional and management consulting(4)	2,291	2,526	2,718	2,270	2,189	2,635
Other Business (ex-professional and management consulting)(5)	1,268	1,547	1,748	1,569	1,938	1,676
Financial(6)	2,982	2,014	1,663	1,161	1,071	1,414
Telecommunication, Computer & Information(7)	891	932	1,067	872	837	829
Other(8)	691	684	794	759	787	771
Total	20,505	20,976	21,621	20,281	20,165	20,287

(1)	In nominal dollars.
(2)	Travel includes services such as meals, accommodation, entertainment purchased by foreign travelers, workers and students. In the case of students, it also includes tuition fees.
(3)	The transportation services component refers to those services providing for the movement of people and goods into and out of an economy by land, sea and air.
(4)	Professional services include legal, accounting, management consulting and public relations, among others.
(5)	Other Business includes services such as merchanting and other trade-related services, operational leasing, research and development and engineering and other technical services, among others.
(6)	Includes services surrounding financial asset transactions (e.g., securities and futures) along with services provided by banks and other similar financial institutions.
(7)	Services in this category include the transmission of sound or images by telephone, fax, or email; data processing and software implementation and design; as well as the provision of news, photographs and articles to the media.
(8)	Includes government services, construction services and those services included under the personal, cultural and recreational category (e.g., film and television production, services associated with museums and other places of interest, etc.) and maintenance and repair services, insurance and pension services and changes for use of intellectual property.

Source: ABS 5368.0.55.003 International Trade in Services by Country, by State and by Detailed Services Category, Financial Year, 2011-12.

In 2011-12, NSW services exports (which include education, accounting, freight and financial services) rose by 0.6% compared to 2010-11 in nominal terms, and by 0.4% overall for Australia. From 2006-07 to 2011-12, NSW services exports fell by 0.2% annually on average, and accounted for 40.1% of total Australian services exports for 2011-12.

Travel

The travel category has dominated NSW service exports over the last five fiscal years, growing by 2.7% per annum on average, and making up 52.9% of total NSW services exports for 2011-12. Of this growth, the main driver was education-related travel services, contributing an average of 2.7% to annual growth in travel services during the five years to 2011-12. At the September 2012 (latest data available), more than 225,200 international students were studying at Australian higher education institutions, with over 78,200 international students enrolled at higher education institutions in New South Wales.

Professional

Exports of professional and management consulting services were the fastest growing during the period 2003-04 through 2008-09, averaging 12.1% annual growth. In 2009-10, however, these exports fell by 16.5% due to the effects of the global financial crisis. While legal, accounting and architectural firms took advantage of increasing market opportunities in Asia’s developing services industry in 2010-11, exports of professional services on the whole remained subdued due to the ongoing strength in the Australian dollar and persisting global economic uncertainty, falling by 3.7% before recovering in the last financial year. In 2011-12, exports of professional and management services were up 20.4%.

Transportation

Before the onset of the global financial crisis, increased trade resulting from the resources boom was a main driver of growth in this area, averaging 2.5% growth per annum in the four years to 2007-08. However, NSW transportation service exports then fell by 26% over the two years to 2009-10, before rising again by 2.0% in 2010-11. In 2011-12, as the passenger fares component of transportation continued to be affected by the strong Australian dollar and low visitor numbers, NSW transportation services exports fell by 3.1%, reducing the annual average growth for the last five years to -5.7%.

In the five years ended 2011-12, NSW services exports averaged about 34% of the total sum of NSW services and merchandise exports, compared to 66% for merchandise exports. The proportion of service exports to total exports has declined from about 39.3% in 2006-07 to around 31.1% in 2011.12. Stronger commodity prices in recent years (e.g., for coal, copper and wheat) and the higher Australian dollar has resulted in the value of NSW’s merchandise exports (which include commodities) increasing at a greater rate than the value of services exports. While the value of NSW services exports fell 0.2% per annum, on average, in the five years to 2011-12, the value of merchandise exports increased by 7.3% per annum, on average, during that same time.

Merchandise Exports

Below is a table showing NSW’s principal merchandise exports for the last six fiscal years:

NSW Merchandise Goods Exports(1)

	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12
	(A$ million)
Coal, coke and briquettes	4,894	6,263	13,080	8,532	11,039	14,339
Combined confidential items of trade(2)	2,703	3,633	5,212	3,517	4,343	3,415
Metalliferous ores and metal scrap	2,498	2,391	1,987	2,222	2,502	2,861
Non-ferrous metals	3,053	2,751	2,618	2,112	2,332	2,047
Cereals and cereal preparations	730	443	1,038	960	1,287	1,807
Textile fibers and their wastes	980	515	472	855	1,243	1,739
Petroleum, petroleum products and related materials	1,241	1,640	1,407	1,116	1,359	1,599
Miscellaneous manufactured articles	999	1,070	975	883	975	1,516
Medicinal and pharmaceutical products	1,846	1,901	1,463	1,387	1,433	1,441
Meat and meat preparations	1,293	1,160	1,330	1,129	1,068	1,247
Other(3)	7,824	8,325	9,194	8,492	8,787	8,525
Total	28,062	30,091	38,777	31,205	36,369	40,534

(1)	In nominal terms.

(2)	This category includes items which cannot be published so as to avoid the identification of firms providing the data.
(3)	Includes all other merchandise exports from NSW not detailed in the table above.

Source: ABS unpublished data. 2011-12 data is preliminary.

NSW goods exports increased by 11.5% in 2011-12 after rising 16.5% in 2010-11. This follows a fall of 19.5% in 2009-10 due to decreased global demand and the appreciation of the Australian dollar. Merchandise exports in 2011-12 were A$40.5 billion, 4.5% above their previous peak in 2008-09 . In recent years, NSW goods exports have been boosted by strong coal, aluminum and copper prices. These three commodities belong to the categories coal, coke and briquettes, non-ferrous metals (aluminum and copper) and metalliferous ores and metal scrap (mainly copper ores and concentrates). In 2011-12, these three categories made up 47.5% of total NSW merchandise exports, compared to 37.2% in 2006-05.

Following a decline in 2009-10, NSW exports have rebounded in 2010-11 and 2011-12 due to increased demand for coal in Japan, South Korea, Taiwan, China and India. Together, these countries accounted for 91.9% of NSW coal exports in 2011-12. Coal exports to those countries went up from A$7.9 billion in 2009-10 to A$12.9 billion in 2011-12. Coal prices were below the highs of US$98.20 per metric ton seen during 2008-09, but averaged a strong US$86.20 over 2009-10. Compared to US$101.73 per metric ton over 2007-08, this demonstrates demand for coal was significantly higher over 2009-10 and contributed 7.5% to overall merchandise export growth since 2007-08. Other major exports detracted from growth over this time, including metalliferous ores and metal scrap and non-ferrous metals, which detracted a combined 2.6%. Other exports have also improved, contributing 3.1%.

NSW’s exports of agricultural commodities, including rice, wheat and cotton, and processed foods and beverages are significant, reflecting the diversity of the NSW economy. Due to severe drought, however, agricultural exports have declined in recent years. After reaching a peak of A$1.0 billion in 2005-06, the value of cereals and cereal preparations exports (which includes wheat and rice) fell 57% to A$443 million in 2007-08. Improved weather conditions in the last two years saw a recovery in the production of cereals, as the value of cereal exports grew by 34% in 2010-11, and by a further 40.4% to A$1.8 billion in 2011-12, making them NSW’s fifth largest export group. Crop estimates for 2011-12 are expected to be 17.3% lower than in 2010-11 due to slightly less favorable seasonal conditions across the central and northern cropping zones than in 2010-11.

The WTO forecast for 2012 is for world trade to expand by 2.5%. World trade expanded by 5.0% during the 2011 calendar year according to the WTO, weaker than the forecast 5.8% expansion, as the sluggish pace of economic growth reduced import demand in the largest economies. Japan output contracted in the last quarter of 2011, and Chinese growth slipped to an annualized rate of 7.8% following an average annualized rate of 9.5% over the first three quarters of 2011.

Export Destinations

NSW’s biggest export market for merchandise goods is Japan by a significant margin. Since 2006-07, the share of merchandise exports to Japan has averaged about 27.2% of total NSW annual merchandise exports. During this time, the principal export items to Japan have included coal, other metals and ores (e.g., aluminum and copper) and meat and meat products, including beef.

NSW’s Major Merchandise Export Destinations(1)

	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12
	(A$ million)
Japan	6,717	7,944	12,621	8,315	9,742	10,931
China	2,287	2,218	2,675	3,223	3,964	5,902
Korea, Republic of	1,969	2,331	3,344	3,128	3,904	3,644
Taiwan	1,326	1,513	2,254	1,724	2,355	2,293
New Zealand	2,377	2,402	2,487	2,190	2,141	2,119
United States of America	2,273	2,244	2,684	2,288	2,294	2,115
India	809	688	1,373	1,123	1,262	1,550
Indonesia	637	773	766	759	860	887
Thailand	951	981	872	659	1,017	877
Malaysia	732	736	1,002	541	617	751
Other(2)	7,984	8,261	8,698	7,255	8,213	9,465
Total	28,062	30,091	38,776	31,205	36,369	40,534

(1)	In nominal terms.
(2)	Includes all other destinations for merchandise exports from NSW not detailed in the table above.

Source: ABS unpublished data. 2011-12 data is preliminary.

Since 2005-06, one of the fastest growing merchandise export destinations has been China, due partially to a particularly large rise of 56% in demand for Australian merchandise exports compared to 2004-05. In 2011-12, exports to China grew by 49%.

The value of merchandise exports to China since 2004-05 has risen by 18.8% each year on average. Most of this growth has occurred in exports of coal, coke and briquettes, which have grown by 1,455% between 2006-07 and 2011-12, and were valued at A$2.3 billion in 2011-12. Exports of textile fibers, such as cotton, grew by 66.4% in 2011-12, to almost A$1.2 billion, while metalliferous ores and metal scrap also continue to be in high demand, with 2011-12 exports to China valued at A$882.8 million, a 10.2% increase compared to 2010-11. The bulk of NSW’s merchandise exports to China are inputs into various manufactured goods. As the global economy slowed during 2007-08, so did demand for Chinese manufactured goods, which has in turn affected Chinese demand for inputs for those goods. The improvement in merchandise exports to China since 2007-08 was mainly due to increased demand for NSW raw materials resulting from the impacts of the Chinese Government’s efforts to stimulate the Chinese economy and, more recently, through domestic demand growth and improved living standards.

Other major export destinations include New Zealand (wheat and cereals, various types of manufactured goods, aluminum, copper and medicines), the United States (professional and scientific equipment, iron and steel, alcoholic drinks and meat products) and South Korea (coal, copper and other metal ores and meat and meat products, including beef).

During 2011-12, 27.0% of NSW exports went to Japan, contributing 3.3% to NSW total merchandise exports growth of 11.5%. NSW exports to Japan rebounded in 2010-11, increasing 17.2%, after a 34.1% decline in 2009-10, and contributing 4.5% to NSW’s total merchandise exports growth of 16.6%. This result was despite the March 11, 2011 earthquake and tsunami in Japan. These two natural disasters had little impact on Japan’s receipt of exports, as many ships were able to be diverted to unaffected ports.

Exports to China rose 48.9% in 2011-12 and contributed 5.3% to total merchandise export growth.

Imports

Services Imports

In the wake of the global financial crisis, NSW services imports (which include freight, tourism-related services, the use of patents, industrial designs and trademarks and insurance services) fell by 5.7% in 2009-10 in nominal terms. Since then, services imports have risen by 7.2% in 2010-11 and by 5.6 % in 2011-12, helped by the strong Australian dollar. This is roughly in line with services import growth of 7.2% and 5.2%, respectively, for Australia over the same periods. Over the five years to 2011-12, NSW services imports grew by 3.7% annually on average, and accounted for 38.6% of total Australian services imports for 2011-12.

The table below shows trends in NSW’s top services imports for the last six fiscal years:

NSW Services Imports(1)

(A$ million)	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12
Travel(2)	5,972	7,338	7,827	8,148	8,738	9,052
Transportation(3)	5,939	6,264	5,725	4,978	5,389	5,685
Charges for use of intellectual property(4)	1,954	2,298	2,326	2,411	2,527	2,849
Other Business(5)	1,924	2,262	2,446	2,056	2,336	2,378
Personal, Cultural & Recreational(6)	911	1,015	1,338	1,075	1,217	1,247
Insurance(7)	230	247	277	278	286	240
Other(8)	2,452	2,495	1,870	1,597	1,531	1,813
Total	19,382	21,919	21,809	20,543	22,024	23,264

(1)	In nominal terms.
(2)	Travel includes services such as meals, accommodation, entertainment purchased by foreign travelers, workers and students. In the case of students, it also includes tuition fees.
(3)	The transportation services component refers to those services providing for the movement of people and goods into and out of an economy by land, sea and air.
(4)	Includes the use of patents, industrial designs and trademarks.
(5)	Other Business includes services such as merchanting and other trade-related services, operational leasing, research and development and engineering and other technical services, among others.
(6)	Types of services included in this category relate to film, television, radio and music production as well as recreational activities.
(7)	Includes freight, life and other types of insurance services, as well as reinsurance.
(8)	Includes government services, construction services and communication services.

Source: ABS 5368.0.55.003 International Trade in Services by Country, by State and by Detailed Services Category, Financial Year, 2011-12.

As with exports, NSW services imports are dominated by the travel component. In contrast to exports however, growth in this component has been driven mainly by “personal”-related travel services (i.e., those related mainly to outgoing tourism, representing 88% of total travel in 2011-12). In 2011-12, the “personal” component rose by 3.6% from 2010-11, in line with the travel component as a whole. Business related travel grew by 3.5% in 2011-12, the first rise after three consecutive years of decline.

The continuous growth in travel over the last five years has coincided with a strong appreciation of the Australian/US dollar exchange rate which has lowered the cost of international travel for Australian and NSW residents. In 2003-04, the US dollar/Australian dollar exchange rate averaged US$1.00 = A$1.40 compared to US$1.00 = A$1.17 during 2008. During 2009, the US dollar strengthened to US$1.00 = A$1.26 as the global economic downturn took hold. Risk appetite and Australia’s export exposure to emerging markets saw renewed strength in the Australia dollar during 2010 and 2011, with the rate averaging US$1.00 = A$1.09 in 2010, and US$1.00 =A$0.96 in 2011. This strength continued into 2012, as the exchange rate has averaged US$1.00 = A$0.96 over the 11 months to December.

In the five years ended 2011-12, the share of NSW services imports to the total value of NSW services and merchandise imports fell slightly, from 22.2% in 2006-07 to 21.6% in 2011-12. Conversely, the share of merchandise imports rose from 77.8% to 78.4% over the same period. While the value of NSW services imports rose 3.7% per annum, on average, in the five years to 2011-12, the value of merchandise imports increased by 4.5% per annum, on average, during the same time.

Transportation

Transportation continues to constitute a significant component of NSW services imports given that NSW is Australia’s major gateway with the rest of the world. On average, Transportation comprised 25.6% of total NSW services imports in the five years to 2011-12. As growth in trade has largely been concentrated in Queensland and Western Australia, there has been less demand from NSW for transport related services, such as freight carriage, than these other states. After declining 13.0% in 2009-10 and 8.6% in 2008-09, NSW transportation service improved by 8.3% in 2010-11, led by a 16.6% increase in passenger fares. This is most likely a result of the Australian dollar strength over 2010-11, with transport services nationally up by 7.5%, with a 19.2% increase in passenger fares. This trend continued in 2011-12, as transportation services imports grew by 5.5% in NSW and 9.5% nationally, led by passenger fare growth of 8.0% and 9.6%, respectively, The growth in imports generally reflected stronger economic growth in both NSW and Australia, as well as the fact that many Australian imports come through NSW before being distributed to other States.

Merchandise Imports

NSW Merchandise Goods Imports(1)

	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12
	(A$ million)
Petroleum, petroleum products and related materials	5,267	7,710	6,373	5,951	7,743	9,283

Telecommunications and sound recording and reproducing apparatus and equipment	6,032	7,614	8,193	7,971	8,577	8,820
Medicinal and pharmaceutical products	5,898	6,100	7,171	7,434	8,155	8,606
Road vehicles (incl. air-cushion vehicles)	6,531	7,391	5,848	7,285	6,917	7,969
Office machines and automatic data processing machines	7,304	6,487	6,779	7,167	7,298	7,363
Miscellaneous manufactured articles	4,651	5,089	5,687	5,311	5,217	5,058
Electrical machinery, apparatus, appliances, parts (incl. non-electrical counterparts of electrical domestic equip)	3,829	3,835	4,543	4,287	4,771	4,546
General industrial machinery and equipment, and machine parts	2,967	3,110	3,405	2,984	3,000	3,325
Professional, scientific and controlling instruments and apparatus	2,167	2,272	2,673	2,550	2,610	2,717
Articles of apparel and clothing accessories	1,833	1,920	2,249	2,006	2,316	2,366
Other(2)	23,312	24,378	26,076	23,057	24,881	26,310
Total	69,791	75,906	78,994	76,003	81,484	86,364

(1)	In nominal terms.
(2)	Includes all other merchandise imports from NSW not detailed in the table above.

Source: ABS unpublished data. 2011-12 data is preliminary.

Office and Computer Equipment

As NSW is a service-oriented economy, a major merchandise import is office and computer equipment. In the last five fiscal years, it has averaged 8.8% of NSW merchandise imports. As the result of Australia’s economic performance coming out of the global financial crisis and increasing business confidence, office and computer equipment imports grew by 5.8% in 2009-10 and 4.5% in 2008-09. In 2011-12, imports of computer equipment rose 0.9% after increasing 1.8% in 2010-11. While the strong Australian dollar is expected to support demand going forward, weakness in business confidence as a result of global economic uncertainty will detract from demand.

Petroleum and Petroleum Products

One of the fastest growing merchandise imports has been petroleum and related products, growing by an average of approximately 12.0% per annum from 2006-07 to 2011-12. Given that imports are measured in value terms (rather than volumes), the majority of this increase was due to changes in the price of oil. For instance, in 2007-08 the average price of oil rose 52.6% compared to a 46.4% rise in NSW petroleum and related products imports. Similarly, in 2008-09 the average oil price fell 27.6% compared to 2007-08 while NSW petroleum and related products imports fell by 17.3%. Imports declined in 2010-11, reflecting the improvement in the Australian dollar, which averaged US$0.98 in 2010-11 compared to the 2008-09 average of US$0.70.

Between February and May 2012, oil prices rose to over a US$100/barrel. This rise in value has made the petroleum and related products NSW’s top merchandise import in 2011-12, rising by 19.9% and accounting for 10.7% of all the State’s imports. Since then, oil prices have fallen substantially (to about US$85.45/barrel as at November 16, 2012), and remain well below their peak of US$145.66 (reached in mid-July 2008). Subdued levels of global economic activity resulted in significant decreases in oil prices during the global financial crisis and, following a period of optimism, prices have stabilized due to renewed fears concerning the global economic recovery.

Road Vehicles

Over the five years ended 2011-12, imports of road vehicles (which includes automobiles and motorcycles) increased by an average 4.1% per annum. Road vehicle imports fell almost 20.9% in NSW in 2008-09 as domestic economic conditions slowed, but then rebounded with an increase of 24.6% in 2009-10 as consumer confidence returned and Australia avoided recession. Imports of vehicles fell 5.1% in 2010-11, with much of this due to the effects of the March 2011 tsunami that hit Japan. Imports of Japanese vehicles in 2010-10 were down 16.4%, or A$470 million, while imports from our next biggest sources of road vehicles, Germany and the United States, were up 5.9% and 5.3%, respectively). Imports of road vehicles grew by 15.2% in 2011-12 and represented 9.2% of total NSW imports. As NSW is a major entry point for motor vehicle imports which are then distributed across Australia, demand for motor vehicles across Australia affects NSW import levels.

In year average terms, the number of new motor vehicles sold in the 12 months ended June 30, 2012 rose by 5.4% across Australia and 5.6% in NSW.

Other Imports

Other merchandise imports that recorded significant growth over the period 2006-07 to 2011-12 were telecommunications equipment (which includes receivers, telephones and recording equipment), medicinal and pharmaceutical products, electrical machinery and apparatus, and clothing. From 2006-07 to 2011-12, they rose by 7.9% per annum, 7.8% per annum, 3.5% per annum and 5.2% per annum, respectively. During 2011-12, telecommunications equipment imports rose by 2.8%, medicinal and pharmaceutical product imports rose 5.5% and clothing imports rose 2.2%. Electrical machinery and apparatus imports fell 4.7% in 2011-12, as the strong Australian dollar and suppliers pushed prices down.

Import Sources

In 2011-12, imports from Japan (up 14.9%) and the United States (up 9.6%), recorded strong increases compared to 2010-11. Conversely, there were falls in the value of imports from the United Kingdom (down 6.7%), while the growth in Chinese and Korean imports, though positive, was much lower than in 2011-12 .The table below shows the major sources of NSW merchandise imports by value:

NSW’s Major Merchandise Import Sources(1)

	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12
	(A$ million)
China	13,068	15,144	17,772	18,368	20,473	20,935
United States of America	10,394	9,618	10,007	8,948	9,064	9,934
Japan	5,695	6,382	5,848	5,856	5,236	6,016
Germany	3,620	4,156	4,249	4,134	4,312	4,520
Singapore	2,615	3,651	3,167	2,708	3,261	3,882
Malaysia	2,569	3,155	3,097	2,953	3,243	3,513
United Kingdom	3,195	3,516	3,198	2,755	3,157	2,944
New Zealand	1,802	2,210	2,339	2,749	2,652	2,678
Italy	1,985	2,078	2,500	2,248	2,385	2,646
Korea, Republic of	2,417	2,408	2,548	2,332	2,519	2,602
Other(2)	22,431	23,588	24,269	22,951	25,184	26,694
Total	69,791	75,906	78,994	75,994	81,485	86,364

(1)	In nominal terms.
(2)	Includes all other destinations for merchandise imports from NSW not detailed in the table above.

Source: ABS unpublished data. 2011-12 data is preliminary.

NSW mainly sources its merchandise goods from China, importing A$20.9 billion worth of merchandise from there in 2011-12, or 24.2% of its annual total. Chinese merchandise imports have averaged 23.2% of total NSW merchandise imports in the five years ended 2011-12, growing at an average rate of 9.9% annually. The main items imported from China in this period included office machines, communications equipment, clothing and electrical appliances. While the nature of some imports is indicative of rising incomes in NSW and Australia (e.g., electronic equipment) other types of imports (e.g., industrial equipment and iron and steel) have been driven by the extensive mining investment that has been occurring in Queensland, Western Australia and, to a lesser extent, NSW. The next major import source for 2011-12 was the United States (11.5%), followed by Japan (7.0%), Germany (5.2%) and Singapore (4.5%).

NSW merchandise imports from the United States include professional and scientific equipment (e.g., various types of medical instruments), medicines, office machines, and transport equipment (e.g., airplanes and boats). NSW imports from the United States rose 9.6% in 2011-12 following a 1.3% rise in 2010-11 and a fall of 10.6% in 2009-10. The five-year average annual growth rate stands at -0.9%. These results follow a 4.0% increase in 2008-09 and a 7.5% decrease in 2007-08, partly due to the significant fluctuations of the Australian dollar against the US dollar during the last few years.

Major imports sourced from Japan include road vehicles, office machines and data processors, petroleum and petroleum products and general industrial machinery. Major imports sourced from Germany include motor vehicles, medicines and general industrial machinery (including items such as tools, pumps and heating and cooling equipment). Major imports sourced from Singapore include petroleum and petroleum products, office machines and data processers, and telecommunications equipment.

Overall, during 2011-12, NSW merchandise imports increased 8.0% compared to a 11.0% increase across Australia as a whole. This reflects the more consumer-dependent nature of the NSW economy. Changes in the prices of certain goods, such as petroleum and petroleum products, and exchange rate fluctuations through the year also had an impact on merchandise imports.

NEW SOUTH WALES GOVERNMENT FINANCES

Introduction

Each year, the NSW Government presents the Budget for the coming fiscal year to the NSW Parliament. The Budget details estimates for actual revenues and spending in the current fiscal year along with budgeted revenues and spending for the following four fiscal years. Revenue raising approval is provided for through various pieces of legislation while expenditure approval is granted by Parliament through the passing of Appropriation Acts.

Three Appropriation Bills are presented to Parliament: (i) a Special Offices Bill to provide funding for the Ombudsman’s Office, State Electoral Office, Independent Commission Against Corruption, and the Office of the Director of Public Prosecutions; (ii) a Bill to provide funding for the Parliament; and (iii) a general Appropriation Bill covering the remaining General Government sector agencies.

The Appropriations Bills need to be approved by Parliament so that the NSW Government can access the Consolidated Fund. The Consolidated Fund consists of all public money collected on the State’s behalf. This includes taxes, fees and fines, Commonwealth of Australia grants, dividends and tax equivalent payments received and recurrent and capital appropriations to agencies.

While the process above describes how the NSW Government appropriates money under “normal” circumstances, there are other avenues available to the Government should the need arise. These include the “Treasurer’s Advance” and various provisions under the Public Finance and Audit Act 1983 which allow the NSW Government to appropriate additional funds in the case of unusual circumstances, such as emergencies and disasters.

Policy Priorities and Objectives

While the Budget is mainly viewed as a financial document, it is also indicative of the NSW Government’s policy priorities and objectives. These priorities and objectives are achieved through the funding of various government agency programs, while capital works provide the necessary infrastructure for government and the private sectors to carry out their economic and social activities.

The NSW Government’s priorities and objectives are detailed in the NSW 2021 A Plan to make NSW Number One (the “State Plan”), released in 2011. As stated at the time of its release, the State Plan will be reviewed periodically. The State Plan sets out five areas of activity of the NSW Government, namely:

•

Rebuild the Economy, which aims to promote economic growth in NSW and establish the State as the first place in Australia to do business. To achieve this goal, the plan focuses on strengthening State finances, targeting employment growth, construction of new infrastructure, release of land for housing, development of growth opportunities in critical regions and industries, and increasing public sector efficiency.

•

Return Quality Services, which seeks to provide the best transport, health, education, policing, justice and family services with a focus on the citizens of NSW. The goals include providing real time information for road, transport and hospital users, provision of new public transport services, creation of an electronic transport ticketing system and providing more hospital beds and nurses.

•

Renovate Infrastructure, which seeks to build the infrastructure required economically and socially. To further this goal, NSW established Infrastructure NSW to provide advice regarding infrastructure requirements and set specific goals, including the creation of a 20 year State Infrastructure Strategy with five year funding plans and the construction of the north west and south west rail links and a new Sydney convention and exhibition center.

•

Strengthen NSW local environment and communities, which aims to improve people’s lives by protecting natural environments and building a strong sense of community. Goals include the creation of new national parks, A$47 million funding for sport and recreation infrastructure and the reallocation of decision making to local communities and those impacted by the decisions.

•

Restore accountability to Government, which aims to promote honesty in dialogue between the community and the NSW Government, return planning powers to the community and give people the opportunity to express opinions on decisions that affect them. Goals include returning of planning powers to local communities, increasing access to Government information and establishing customer service and public service commissions.

These priorities guide decision-making and strategic planning for the delivery of NSW Government services. To this end, the Budget and the State Plan are very closely linked as the Budget outlines the available resources to NSW Government while the State Plan helps to determine where to allocate those resources.

State Fiscal Strategy

The State’s fiscal strategy is to maintain financial results that are fiscally sustainable in both the medium term and the long term in order to ensure the State’s capacity to deliver services across the business cycle.

The foundation for NSW fiscal strategy is the Fiscal Responsibility Act 2012 (the Act).

The aim of the Act is to anchor fiscal performance over the medium term by establishing principles of sound financial management and setting performance targets needed for fiscal sustainability.

The objective of the Act is to retain the State’s triple-A credit rating. Maintaining the triple-A credit rating will enable the Government to secure the largest investor base at the lowest possible interest rates to finance its growing infrastructure needs. It will also underpin business confidence in the State.

In line with the Act, the 2012-13 Budget has the following priorities:

•	The overall objective of the Government’s fiscal strategy in the 2012-13 Budget is to maintain the State’s triple-A credit rating.

•	The legislated targets of holding expense growth below long-term revenue growth and eliminating unfunded superannuation liabilities by 2030 are to be met.

•	Strengthen the balance sheet over time, build a buffer against cyclical shocks and longer term structural change, including aging of the population and erosion of the revenue base.

•

Business sales, such as the residual State generation assets and long term lease of Port Botany and Port Kembla, will also assist in rebuilding the State’s balance sheet and provide capacity for infrastructure investment.

•	This fiscal strategy operates in conjunction with the State Plan, which is the framework for prioritization of budget-funded initiatives.

Fiscal policy in the 2012-13 Budget builds on the Government’s strong performance in 2011-12 when, for the first time, expense outcomes were held below budget projections. Against the background of a sustained rise in private sector saving and a shift in the mix of consumption expenditure towards items not subject to the GST, the Commonwealth of Australia has revised down its estimate of the national GST revenue pool available to the States. Over the four years to 2014-15, GST revenue available to NSW is now expected to be A$5.2 billion lower than indicated in the 2011-12 Budget. Taking this into account, the 2011-12 and 2012-13 Budgets deliver a combined turnaround of over A$10 billion in the Budget position over the four years to 2014-15. This turnaround provides the capacity to meet the Government’s key objectives of providing high-quality services while rebuilding the State’s economic and social infrastructure within sustainable fiscal settings. This is consistent with the Government’s infrastructure, economic and social targets in the State Plan.

The Government is delivering on its commitment to returning the Budget to fiscal sustainability over time, primarily by structurally reducing expense growth below long-term revenue growth. Steps announced in the 2011-12 and 2012-13 Budgets halve the four-year average expense growth rate from over 7% in 2009-10 to under 3.5% by 2015-16. These measures include:

•	setting and extending sector-wide efficiency dividends

•	setting and enforcing a 2.5% cap on wage costs

•	setting a labor expense cap

•	introducing non-voluntary redundancies as an excess employees management option

•	setting progressively declining caps on leave balances

•	establishing an integrated transport authority, the “TNSW”

•	prison management reforms, including closure of underutilized correctional centers

•	government-wide procurement reform and services integration

•	elimination and winding back of inefficient, ineffective and non-priority programs

•

steep reduction in size and strong control over use of the Treasurer’s Advance (an annual provision in the State Budget in the form of an advance available for the use by the Treasurer to cover expenses incurred due to unforeseen events, such as natural disasters and state emergencies)

The Government’s fiscal strategy includes delivery on its commitment to better manage the State’s balance sheet to free resources for infrastructure investment and fiscal consolidation. Measures completed or under way include:

•	lease of the desalination plant

•	lease of Sydney ferries

•	disposal of residual generation assets and Cobbora coal mine

•	rationalization of the electricity distribution businesses

•	long-term lease of Port Botany and Port Kembla

•	securitization of tax revenues from the sale of lotteries

Fiscal Responsibility Act 2012

The objective of the Act, approved by Parliament in September 2012, is to retain the State’s triple-A credit rating. The fiscal strategy to meet the objective is guided by three principles of sound public sector financial management:

•

responsible and sustainable spending, taxation and infrastructure investment, including aligning revenue and expense growth, stable and predictable taxation policies and infrastructure investment with the highest community benefit

•

effective financial and asset management, including sound policies and processes for performance management and reporting, asset maintenance and enhancement, funding decisions, and risk management practices, and

•

achieving inter-generational equity, including ensuring that policy decisions have regard to their financial effects on future generations and the current generation funds the current cost of its services.

Fiscal performance is to be measured against the objective of maintaining the State’s triple-A credit rating and two related additional targets:

•	holding expense growth below long-term average revenue growth

•	eliminating unfunded superannuation liabilities by 2030

Annual reporting required in the 2012-13 Budget includes:

•	a statement of the State’s fiscal strategy in terms of the Act

•	a report on performance against objectives, principles and targets

•	an explanation for any departure from the objectives, targets and principles and a rectification plan over the period of the forward estimates

•	an assessment of the impact of budget measures on the long term fiscal gap

Credit rating

Given the State’s ongoing infrastructure funding task as well as its exposure to the economic cycle, the fiscal strategy is dependent on continued reliable access to domestic and international capital markets. The availability and cost of this access depends partly on credit rating agency assessments of the state’s financial sustainability and risk. Therefore, maintaining the State’s triple-A credit rating is the object of the Act and central goal of the State’s fiscal strategy.

New South Wales is rated triple-A by all three of the major global credit rating agencies. Moody’s Investors Service (“Moody’s”) currently have a “stable” outlook for the NSW triple-A credit rating, but have warned against complacency.

Standard & Poor’s (“S&P”) reaffirmed the State’s AAA rating on October 25, 2012, but shifted the outlook from stable to negative, reflecting S&P’s view that there is a one in three chance of a downgrade in the State’s credit rating in the coming 24 months because NSW’s budgetary performance could weaken and might not provide NSW with the capacity to undertake its State Infrastructure Strategy while containing its debt burden. S&P also noted that the rating could be revised to stable if the State can demonstrate revenue flexibility through a strengthening of State source revenues or profitable asset sales.

Fitch Ratings Ltd (“Fitch”) reaffirmed the State’s AAA rating on December 4, 2012, with the outlook affirmed at stable.

See the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW, and “2012-13 Half-Yearly Review Summary” above for further updated information.

Structural and Cyclical Budget Impacts

The NSW Government’s budget is affected by both structural and cyclical factors with the fiscal strategy designed to respond to these factors over time. Structural factors are those factors which have a permanent impact on the budget outcome and tend to be on the expense side, although taxation policy changes are structural.

An example of this is employee expenses, which account for almost half of total expenses. Over time, employee expense growth becomes embedded in the cost base so that any extraordinary increases weaken the budget permanently. In order to overcome such weakness, structural changes would need to be made to either revenues (e.g., tax increases) or other expenses. The NSW Government’s wages policy, which seeks to limit the net cost of wages growth to the NSW Government to 2.5% per year, is one such structural change that has been implemented. Any cost increases over 2.5% need to be offset by cost reductions in employee-related expenses.

Cyclical factors are temporary in nature and tend to be on the revenue side. There are four main revenue drivers in NSW that are currently being negatively impacted by the general economic slowdown:

•

Household consumption – GST is levied on most end products purchased by households (e.g., processed foods, transport, insurance, and housing). This tax is collected by the Australian Government and then distributed among the States and Territories as General Purpose Payments. See “Financial Relationship with the Commonwealth of Australia”. Household consumption grew at an historical low of 0.1% through 2008-09 as interest rates remained high in the first half of the year and later as consumer confidence waned and the global financial crisis and economic slowdown took hold, negatively impacting GST collections. However, household consumption improved through 2009-10 and 2010-11, due to the impact of the Australian Government’s cash handouts and lower interest rates, which improved consumer confidence, and a strengthening labor market. While household consumption growth has returned to around or above trend rates in 2010-11 and 2011-12, the composition of that spending has changed, with relatively less spending on goods and services that are subject to GST. For more current information regarding household consumption, please see the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW, and “2012-13 Half-Yearly Review Summary” above.

•

Employment and wages – Another key State tax is payroll tax. Stronger economic growth is expected to result in employment and wages growth over the coming years, leading to an increase in payroll tax collections. Actual collections for 2011-12 were A$112 million above the 2011-12 Budget expectations at A$6.7 billion due to stronger wages and employment growth. For more current information regarding employment and wages, please see the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW, and “2012-13 Half-Yearly Review Summary” above.

•

Property prices – Land tax is levied on the value of unimproved land while purchaser transfer duty is charged whenever a property changes ownership. Both of these taxes are driven by property prices. Movements in land tax receipts tend to be smoother because the unimproved land value which the tax is based on is a three-year moving average. Purchaser transfer duties are far more volatile as they not only depend on price, but also the volume of transactions. Land tax revenue in 2011-12 was A$2,350 million, down A$132 million from the 2011-12 budget estimate, mainly due to lower than expected land values, but up on the A$2,289 million result in 2010-11. Land tax is estimated in the 2012-13 Budget to increase by 8.1%, or A$191 million, compared to 2011-12. Stamp duty revenue in 2011-12 was A$5,338 million, A$119 million higher than the 2011-12 Budget estimate of A$5,219 million but almost A$200 million below the 2010-11 result. For more current information regarding property prices, please see the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW, and “2012-13 Half-Yearly Review Summary” above.

•

Royalty revenue – Total royalty revenue was A$1,464 million in 2011-12, A$224 million higher than in 2010-11. The estimate for 2012-13 is an increase of A$414 million to A$1,878 million, largely reflecting expectations of greater sales volumes and demand from Japan, China and India for coal, expected expansion of export facilities at Newcastle, and a gradual depreciation of the Australian dollar against the US dollar.

Calendar year 2011 marked the beginning of a major structural shift which is expected to have both economic and fiscal impacts: the aging of the population due to the retirement of the baby boomer generation reaching the common retirement age of 66 this year, a phenomenon being seen among many developed economies. The aged dependency ratio (the ratio of people aged 65 years or older to those aged between 15 and 64 years) is expected to nearly double from 20.9% in 2011 to 41.2% in 2051. This will most likely place significant pressure on both NSW Government revenues and expenses. On the one hand, health expenses are expected to rise significantly as an older population is more likely to use health care, while on the other hand, a smaller workforce (due to the combination of more retirees and lower fertility rates) means that the NSW economy is likely to grow more slowly.

Recent Fiscal Outcomes

Actual outcomes for 2011-12 were published in October 2012 and reported in the Report on State Finances 2011-12. The 2012-13 Budget Papers provide financial projections for 2012-13. Updates to the financial projections and forward estimates to 2015-16 contained in the 2012-13 Budget, along with a discussion of performance against the 2012-13 Budget, were reported in the 2012-13 Half-Yearly Review released on December 20, 2012.

Net Operating Balance

The General Government budget outcome for 2011-12 was a A$680 million surplus, compared to a A$718 million deficit estimated in the 2011-12 Budget. This is primarily due to earlier payment of Commonwealth of Australia National Partnership Payments, higher Sales of Goods and Services revenue, tight expenditure controls, favorable actuarial adjustments to Worker Compensation and Police Death and Disability liabilities and lower depreciation charges.

Revenues

Actual total revenues for 2011-12 were A$59.0 billion, an increase of A$6 million on the original 2011-12 Budget estimate. GST grants were A$936 million lower than expected, which were offset by rises in taxation revenue (A$102 million), dividends and tax equivalent payments (A$204 million) and other grants and subsidies (A$631 million).

Expenses

Actual total expenses for 2011-12 were A$58.4 billion, A$1.4 billion lower than projected in the 2011-12 Budget. The largest part of this is accounted for by lower grants and subsidies of A$797 million, reflecting a range of delays to programs and reclassifications, lower employee costs (excluding superannuation) of A$609 million and higher other operating expenses offset by lower depreciation and amortisation and interest expenses.

For 2011-12, actual Total State capital spending was A$13.1 billion, A$2.2 billion lower than originally budgeted for in the 2011-12 Budget, due to under-spending of A$961 million on General Government capital expenditure (as a result of poor weather conditions and delays in gaining Commonwealth of Australia approvals) and A$1.3 billion on public non-financial sector capital expenditure. Capital spending in 2012-13 is forecast to be A$15.1 billion, rising to A$17.0 billion in 2013-14 before declining in 2014-15 and 2015-16. Capital spending spiked in 2009-10 due to the Australian Government concentrating its stimulus and nation building spending in that year.

Net Debt

Total State sector net debt increased by A$11.3 billion to A$43.7 billion for the year ended June 30, 2012, reflecting capital expenditure of A$13.1 billion and additional unbudgeted superannuation contributions of A$4.6 billion.

The net debt of the State as a percentage of GSP increased from 7.4% in June 2011 to 9.5% June 2012. This is after the State made an additional unbudgeted contribution of A$4.6 billion to superannuation, which includes A$3.8 billion from the proceeds of the 2010 electricity transactions.

General Government net debt was A$14.1 billion at June 30, 2012, higher than the A$11.1 billion estimated in the 2011-12 Budget and A$6.1 billion more than the A$8.0 billion in the year ended June 30, 2011. The global financial crisis weakened the State’s operating position during 2008-09, resulting in more of the capital works program being funded through debt. However, the resilience of the NSW economy, as well as the Australian Government stimulus, eased the pressure on the State’s balance sheet. Additional capacity is expected to be available if the budget returns to surplus and as the Government undertakes asset transactions. In the 2012-13 Budget, net debt was forecast to be A$17.5 billion at June 30, 2013. This is A$3.4 billion higher than the actual result at June 30, 2012, as a significant proportion of the record level of the capital works program continues to be funded by debt. For more current information regarding net debt, please see the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW, and “2012-13 Half-Yearly Review Summary” above.

Net Financial Liabilities

Total State sector net financial liabilities as a share of GSP increased to 25.5% in June 2012 from 19.9% in June 2011, substantially due to the revaluation of superannuation liabilities due to historically low bond yields and partial debt funding of capital expenditure. In dollar terms, Total State sector net financial liabilities rose to A$117 billion.

General Government net financial liabilities increased from the 2007-08 Budget amount of A$30.4 billion to A$48.2 billion at June 30, 2009. At June 30, 2010, net financial liabilities had risen to A$52.2 billion, then fell marginally to A$52.1 billion at June 30, 2011. At June 30, 2012, net financial liabilities were A$72.6 billion (A$20.7 billion above the 2011-12 Budget estimate). The rise in net financial liabilities over the period of 2007-08 to 2011-12 was due to an increase in unfunded superannuation liabilities due to the global financial crisis and subsequent falls in investment markets as well as the use of a lower discount rate to value the liabilities. In the 2012-13 Budget, net financial liabilities for the year ended June 30, 2013 are estimated to fall to A$61.2 billion, a A$4.4 billion improvement from the 2011-12 estimate. This is largely a reflection of the changes in the valuation of superannuation liabilities in accordance with accounting standards offset by additional borrowings to fund the General Government infrastructure investment program. For more current information regarding net financial liabilities, please see the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW, and “2012-13 Half-Yearly Review Summary” above.

From July 1, 2005, the NSW Government adopted a new accounting standard for the estimation of employee-related liabilities (known as AASB 119 — Employee Benefits). The result was to change the discount rate applied by actuaries when valuing the superannuation (pension) liability. The discount rate used now is the long-term Australian Government Bond rate as at valuation date, whereas previously the forecast long-term asset earning rate was used. The change in accounting standards has led to increased volatility in unfunded superannuation liabilities and also higher levels of liabilities.

The AASB 119 standard is expected to be replaced in Australia with International Accounting Standard 19 (“IAS 19”), which will potentially apply from fiscal year 2013-14 onward. IAS 19 requires that earnings on superannuation assets are calculated using the same bond yield used to value superannuation liabilities. This change would result in reductions to earnings and the net operating balance. The estimated impact of the change on the NSW Budget result would be to worsen it by A$825 million per annum (as per the 2012-13 Budget).

There has been long term concern among various Australian jurisdictions that a borrowing rate based discount rate results in inappropriate outcomes. NSW Treasury has approached the Australian Accounting Standards Board requesting that it try to expedite a proposed review of employee liability valuation by the International Accounting Standards Board.

Net Worth

Net worth of the Total State sector fell by A$20.4 billion to A$145.5 billion for the year ended June 2012. This was driven by a superannuation actuarial loss of A$21.6 billion, reflecting the impact of historically low interest rates. The actual result was roughly in line with A$146.9 billion estimated at the time of the 2012-13 Budget. As at the 2012-13 Budget, net worth was expected to be A$157.3 billion at June 30, 2013, an improvement of A$11.8 billion compared to the 2011-12 result. This change is primarily due to the expected increase in the value of various non-financial assets. For more current information regarding net worth, please see the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW, and “2012-13 Half-Yearly Review Summary” above.

The table below shows some of the key budget outcomes for the General Government (i.e., government agencies providing public services and that are funded mainly by taxation), Public Non-Financial Corporations (also known as Public Trading Enterprises — “PTE”, i.e., government businesses that operate on a commercial basis with their main source of revenue derived from user charges) and Total State sectors for the last six years. The Total State sector comprises the General Government sector, Public Non-Financial Corporation sector and Public Financial Corporation sector (i.e., the Corporation and the Lifetime Care and Support Authority).

Key Fiscal Aggregates – Operating Statements (AEIFRS)(1)(2)

	Actual	Actual	Actual	Actual	Actual
	2007-08	2008-09	2009-10	2010-11	2011-12
	(A$ million)
General Government Sector
Total Revenue - of which:	47,434	49,669	56,328	57,144	59,032
Taxation	18,544	17,855	19,129	20,395	20,660
Grant Revenue		—
Commonwealth of Australia - general purpose	11,942	11,974	13,419	13,900	14,289
Commonwealth of Australia - specific purpose	7,586	6,573	6,554	6,860	6,806
Commonwealth of Australia - National Partnerships	—	3,145	6,367	4,215	4,948
Other grants and contributions	559	604	643	642	700
Sale of goods and services	3,663	4,024	4,316	4,658	4,961
Interest income	454	416	322	468	530
Dividend and income tax equivalent income from other sectors	2,028	1,833	2,037	1,982	2,130
Other dividends and distributions		196	285	430	410
Fines, regulatory fees and other revenue	2,355	3,020	3,256	3,594	3,590
Total Expenses - of which:	46,499	50,530	55,339	55,804	58,352
Employee expenses	20,517	22,078	23,073	24,277	25,425
Superannuation expenses		—
Superannuation interest cost	477	701	951	835	821
Other superannuation expenses	1,902	1,961	2,120	2,210	2,294

	Actual	Actual	Actual	Actual	Actual
	2007-08	2008-09	2009-10	2010-11	2011-12
	(A$ million)
Depreciation and amortization	2,467	2,614	2,769	2,818	2,978
Interest expenses	1,300	1,468	1,653	1,826	2,061
Other property expenses	—	1	1	1	1
Other operating expenses(3)	10,220	10,659	11,588	12,438	13,409
Grant expenses		—
Current grants and subsidies	7,348	7,703	7,987	8,905	9,220
Capital grants	2,268	3,044	5,197	2,494	2,143
Net Operating Balance	935	(862)	989	1,340	680
(less) Total net acquisition of non-financial assets(3)	1,949	2,367	3,717	4,250	2,704
Net Lending (+) / Borrowing (-)(4)	(1,014)	(3,228)	(2,728)	(2,910)	(2,024)
Public Non-Financial Corporation Sector
Total Revenue	17,680	17,963	18,530	18,670	19,351
Total Expenses	15,274	15,568	15,042	18,047	17,346
Net Operating Balance	2,405	2,441	4,035	820	1,906
(less) Total net acquisition of non-financial assets(3)	3,931	5,381	6,111	3,378	4,127
Net Lending (+) / Borrowing (-)(4)	(1,525)	(2,939)	(2,076)	(2,558)	(2,221)

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.
(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with AEIFRS. Before 2005-06 transactions were recorded in accordance with Previous AGAAP.
(3)	Does not include assets acquired through finance leases.
(4)	The financing requirement of the NSW Government, calculated as net operating balance less net acquisition of non-financial assets. A positive result reflects a net lending position and a negative result reflects a net borrowing position.

Key Fiscal Aggregates – Balance Sheets (AEIFRS)(1)(2)

	Actual	Actual	Actual	Actual	Actual
	As at June 30,
	2008	2009	2010	2011	2012
	(A$ million)
General Government Sector
Net Debt(3)	5,663	7,917	9,160	7,952	14,127
Net Financial Liabilities(4)	30,361	47,500	52,169	49,694	72,624
Net Worth(5)	146,903	142,142	152,892	165,910	145,511
Public Non-Financial Corporation Sector(6)
Net Debt(3)	16,942	20,773	23,505	24,437	25,513
Net Financial Liabilities(4)	27,835	32,277	36,234	36,694	39,652
Net Worth(5)	73,313	72,546	79,917	85,122	83,430
Total State Sector(7)
Net Debt(3)	21,774	29,025	33,346	32,428	43,739
Net Financial Liabilities(4)	57,099	78,956	89,298	87,152	117,277
Net Worth(5)	146,903	142,142	152,812	165,910	145,511

(1)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.
(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with AEIFRS. Before 2005-06 transactions were recorded in accordance with Previous AGAAP.

(3)	Net Debt is the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments, loans and placements.
(4)	Net Financial Liabilities is total liabilities less financial assets (excluding equity in Public Non-Financial Corporations and Public Financial Corporations).
(5)	Net Worth equals total assets less total liabilities.
(6)	This sector includes Government agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation.
(7)	Unpublished NSW Treasury data.

2012-13 Budget Projections and Forward Estimates

The 2012-13 Budget Papers provide financial projections for 2012-13. Updates to the financial projections and forward estimates to 2015-16 contained in the 2012-13 Budget, along with a discussion of performance against the 2012-13 Budget, were reported in the 2012-13 Half-Yearly Review released on December 20, 2012. See the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report for 2011-12 of the Corporation and NSW, and “2012-13 Half-Yearly Review Summary” above.

Policy Settings for the 2012-13 Budget

The table below summarizes actual and expected outcomes for economic and employment aggregates:

Economic Performance and Outlook(1)(2)

	Actual 2011-12 Outcome	Budget 2012-13 Forecasts	Budget 2013-14 Forecasts	Medium Term Projection
Real State Final Demand	2.0	2.75	3.5	NA
Real Gross State Product	2.4	2.25	3.0	2.75
Employment	0.6	1.0	1.25	1.25
Unemployment (year average, percent)	5.2	5.5	5.5	NA
Sydney CPI (through the year to June quarter)	1.3	3	2.5	2.5
Wage Price Index	3.6	3.5	3.5	3.5

(1)	Percent change, year average, unless otherwise indicated.
(2)	Please see the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW, and “2012-13 Half-Yearly Review Summary” above for any changes in these forecasts announced in the 2012-13 Half-Yearly Review.
(*)	Estimated Real Gross State Product.
NA:	Not available.

NSW GSP growth accelerated from 1.0% in 2008-09 to 2.0% in 2009-10 and 2.6% in 2010-11, before moderating marginally to 2.4% in 2011-12. As per the 2012-13 Budget, growth is expected to moderate slightly to 2.25% in 2012-13 before increasing to 3.0% in 2013-14 and settling at 2.75% in the projection years of 2014-15 and 2015-16. The pick-up in growth is expected with dwelling investment resuming its recovery, public demand contributing more to growth and a stronger net export performance. Growth should be supported by ongoing strong growth in business investment and firm household consumption. State Final Demand is expected to improve modestly from 2.0% growth in 2011-12 to 2.75% growth in 2012-13 and 3.5% in 2013-14.

The trend level of employment in New South Wales has remained broadly flat since mid-2011, following declines during the first half of 2011. This likely reflects the slowdown in domestic demand in 2011, caution about hiring without a clear pick-up in demand in certain sectors and the high level of uncertainty about the economic outlook.

Employment growth is expected to strengthen over 2012-13 but has been revised down in the 2012-13 Budget to 1% (from 1.5% forecast in the 2011-12 Half –Yearly Review) – in line with slower than expected economic activity and ongoing structural change in the labor market. Employment growth is then expected to pick up to 1.25% in 2013-14 as economic activity increases and conditions gradually improve in the non-mining sectors.

The unemployment rate increased in 2011-12 and is expected to rise slightly to 5.5% in 2012-13 and remain there over 2013-14.

Since the 2012-13 Budget, conditions in the labor market have softened somewhat, and while employment growth has continued to improve at a modest pace in recent months, average hours worked have fallen. Subdued employment growth in 2011-12 and to date in 2012-13 masks a considerable divergence in conditions across industries – with declines in some industries largely offsetting solid gains in others. Household and business services employment both slowed considerably over 2011-12 after being the main drivers of employment growth in recent years.

Wages growth is expected to average 3.5% in 2012-13 and 2013-14 reflecting the outlook for the labor market and moderate inflation. The State’s strengthened wages policy is expected to also continue to assist in moderating public sector wages growth.

Growth over the 12 months to the September quarter 2012 in Sydney’s Consumer Price Index (CPI) picked up significantly to 2.3%, boosted by the introduction of the carbon tax and means testing of the private health insurance rebate. Underlying price pressures though remained moderate with national underlying inflation rising to 2.5 per cent.

The 2012-13 Budget predicts that Sydney’s CPI could increase to 3.0% through the year to the June quarter 2013 (boosted by the introduction of the carbon tax contributing 0.75%) before moderating to the mid-point of the RBA’s target range through the year to the June quarter 2014.

In year average terms, the 2012-13 Budget predicts Sydney CPI could moderate to 2.5% in 2011-12 and remain at that level in 2012-13 and 2013-14.

With global risks still concentrated to the downside, particularly around the outlook for Europe, the degree of uncertainty surrounding the Budget economic forecasts remains higher than normal. The realization of global downside risks would significantly weaken the outlook for the national and NSW economies, with any further shocks transmitted through trade, confidence and financial market linkages.

For more current information regarding the economic outlook, please see the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW, and “2012-13 Half-Yearly Review Summary” above.

Operating Statement

Key Fiscal Aggregates – Operating Statement(1)

	Actual 2011-12	Budget 2012-13	Est. 2013-14	Est. 2014-15	Est. 2015-16
	(A$ million)
General Government Sector
Total Revenue—of which:	59,032	59,727	62,636	64,916	68,074
Taxation	20,660	22,111	23,273	24,753	26,298
Grant Revenue
Commonwealth of Australia—general purpose	14,289	14,826	15,715	16,429	17,053
Commonwealth of Australia—specific purpose	6,806	7,203	7,488	8,064	8,697
Commonwealth of Australia—National Partnerships	4,948	2,667	2,781	2,117	1,888
Other grants and contributions	700	698	912	885	938
Sale of goods and services	4,961	5,066	5,221	5,425	5,650
Interest income	530	367	366	360	359
Dividends and income tax equivalent income from other sectors	2,138	2,367	2,300	2,047	2,164
Other Dividends and distributions	410	546	449	477	505
Fines, regulatory fees and other revenue	3,590	3,876	4,131	4,361	4,524
Total Expenses—of which:	58,352	60,552	62,347	64,353	66,902
Employee expenses	25,425	26,541	26,800	27,348	28,155
Superannuation expenses

Superannuation interest cost	821	201	505	690	750
Other superannuation expenses	2,294	2,346	2,354	2,411	2,561
Depreciation and amortization	2,978	3,294	3,530	3,692	3,906
Interest expenses	2,061	2,147	2,401	2,608	2,681
Other property expenses	1	1	1	1	1
Other operating expenses	13,409	14,197	14,803	14,913	15,595
Grant expenses
Current grants and subsidies	9,220	9,264	8,654	9,242	9,976
Capital grants	2,143	2,561	3,299	3,449	3,276
Net Operating Balance	680	(824)	289	562	1,172
(less) Total net acquisition of non-financial assets(2)	2,704	2,648	3,556	2,083	1,691
Net Lending (+) / Borrowing (-)(3)	(2,024)	(3,473)	(3,267)	(1,521)	(519)
Public Non-Financial Corporation Sector
Total Revenue	19,351	20,727	21,993	21,685	22,366
Total Expenses	17,347	19,669	19,207	19,380	19,957
Net Operating Balance	1,340	1,058	2,785	2,306	2,409
(less) Total net acquisition of non-financial assets(3)	4,127	4,451	6,196	5,857	4,282
Net Lending (+) / Borrowing (-)(4)	(2,221)	(3,393)	(3,411)	(3,552)	(1,873)

(1)	AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.
(2)	Does not include assets acquired through finance leases.
(3)	The financing requirement of the NSW Government, calculated as net operating balance less net acquisition of non-financial asset. A positive result reflects a net lending position and a negative result reflects a net borrowing position.

Operating Balance

The 2011-12 Budget outcome was a A$680 surplus, This is an improvement of A$1,398 million from the original Budget estimate and a A$1,017 million improvement on the estimate contained in the 2012-13 Budget, mainly due to earlier payment of Commonwealth of Australia National Partnership Payments, higher Sales of Goods and Services revenue, tight expenditure controls, favorable actuarial adjustments to Worker Compensation and Police Death and Disability liabilities and lower depreciation charges.

The following forecasts and projections are derived from the 2012-13 Budget, released prior to the publication of actual 2011-12 results. For more current information regarding the operating balance, please see the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW, and “2012-13 Half-Yearly Review Summary” above.

As at the 2012-13 Budget, the 2012-13 Budget outcome was expected to be a A$824 million deficit. Budget surpluses are forecast for 2013-14, 2014-15 and 2015-16, averaging A$674 million per annum, reflecting revenues rising faster than expenses despite significant increases in capital grants to the rail sector. In 2013-14, a surplus of A$289 million is expected. In 2015-16, a A$1.2 billion surplus is expected. The improvement in the Budget result over the period of the forward estimates results from a deliberate government policy to restrain the growth in expenses below revenues while still funding increasing levels of public transport infrastructure from the Budget.

The 2011-12 and 2012-13 Budget results are distorted by the early payment in 2011-12 of Commonwealth of Australia road funding, totaling A$690 million, as well as economic stimulus payments. Excluding the impact of economic stimulus and the bringing forward of Commonwealth of Australia road funding, there would be a Budget deficit of A$1.1 billion in 2011-12 and an expected deficit of A$94 million in 2012-13. More details on both revenues and expenses are given below.

NSW General Government Budget Results 2009-10 to 2015-16

Revenues

Total revenues in 2011-12 were A$59.0 billion. This is A$6 million higher than the original budget estimate. This reflects:

•	lower GST grants of A$936 million;

•	higher other grants and subsidies of A$631 million;

•	higher dividends and income tax equivalent payments and distributions of A$204 million;

•	higher taxation revenues of A$102 million; and

•	higher sale of goods and services revenues of A$104 million.

At the time of the 2012-13 Budget, total revenue for 2012-13 was forecast to be A$59.7 billion. This is an increase of A$1.3 billion or 2.2% over the 2011-12 revised forecasts, inclusive of lower forecast GST revenues.

Taxation revenue is expected to increase by nearly A$1.5 billion to A$22.1 billion in 2012-13, an increase of 7.0%, with payroll tax increasing by A$334 million (up 5%), land tax increasing by A$191 million (up 8% and transfer duty increasing by A$670 million (up 17.6%).

General purpose grants are estimated to increase by 3.8% to A$14.8 billion in 2012-13, due to an increase of A$557 million in GST.

Funding for National Partnerships is expected to decrease by 44.6% to A$2.7 billion in 2012-13. This is due to the Commonwealth of Australia bringing forward roads funding from 2012-13 to 2011-12 as well as winding down of National Partnership Payments in transport, education and health.

Revenue from sales of goods and services is expected to increase by A$132 million or 2.7% in 2012-13 after adjusting for a change in accounting treatment for hospital cross border payments.

Dividends and tax equivalent payments are expected to increase by A$252 million or 11.9% in 2012-13 while interest revenues are expected to fall following the transfer of electricity proceeds to the State Super Pooled Fund (the “State Super Pooled Fund”) during the final months of 2011-12.

Fines, regulatory fees and other revenues are estimated to increase by A$432 million or 12.5%, driven by a 26% increase in royalty revenues. The increase in royalties reflects policy measures to offset the impact of the Carbon Tax announced in the 2011-12 Budget.

These influences will extend across the four years to 2015-16, over which revenue is expected to grow at an average annual rate of 3.9%.

The new revenue measures in the 2012-13 Budget include a reprioritizing of homebuyer support to focus on newly built homes, an increase in fines, and a one year delay of the abolition of various duties. The delayed abolition remains in compliance with the timetable set out in the Intergovernmental Agreement on Federal Financial Relations.

For more current information regarding revenue forecasts, please see the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW, and “2012-13 Half-Yearly Review Summary” above.

Expenses

Total expenses in 2011-12 were A$58.4 billion. This is A$1.4 billion lower than the original Budget estimate and reflects:

•	lower grants and subsidies of A$797 million reflecting a range of delays to programs and reclassifications;

•	lower employee costs (excluding superannuation) of A$609 million; and

•	higher other operating expenses offset by lower depreciation and amortisation and interest expenses.

At the time of the 2012-13 Budget, total expenses were estimated to be A$60.6 billion in 2012-13, which is A$1.8 billion or 3.0% higher than the revised 2011-12 estimate.

Employee expenses in 2012-13 are estimated to increase by A$683 million or 2.6%. The 2012-13 Budget included a further round of measures to better control employee expenses. A labor expense cap has been introduced to limit expenses across the whole of government.

Superannuation expenses are expected to fall sharply in 2012-13, reflecting historically low long-term bond yields.

Interest expenses are estimated to increase by A$88 million, or 4.3%, reflecting the need for partial debt funding of the General Government infrastructure program.

Depreciation and amortisation expenses are expected to increase by A$234 million, or 4.2%, in 2012-13 after allowing for the transfer of the Country Rail Infrastructure Authority from the PTE to the General Government sector from July 1, 2012. The significant growth and renewal of buildings and ICT assets in schools under the Building Education Renewal program, Connected Classrooms and other major reforms as well as the acquisition of new transport assets also give rise to the higher depreciation and amortisation expenses.

Total expenses are forecast to increase at an average 3.3% per annum over the four years to 2015-16. Employee-related expenses are estimated to increase by 2.2% per annum, reflecting the Government’s 2.5% cap on wage rises for public servants, service growth in key policy areas, such as health, and the introduction of the labor expense cap. After falling sharply in 2012-13 due to historically low interest rates, superannuation expenses are expected to rise significantly over the following years reflecting an assumption that long term bond yields return progressively to more normal levels. Interest expenses are estimated to increase by an average of 6.3% per annum over the four years to 2015-16, in line with the growth in borrowings to partially fund the General Government capital program.

Over the four years to 2015-16, current grants are estimated to increase by an annual average of 3.4% per annum after adjusting for the Commonwealth of Australia paying for basic community care for people aged 65 years and over.

Capital grants are estimated to increase strongly from $2.2 billion in 2011-12 to an average of over $3.1 billion per annum over the next four years, reflecting the Government’s commitment to improve public transport infrastructure.

Projections are made for 2014-15 and 2015-16 based on medium-term economic parameters. This is a different approach than adopted in the last three Budgets, which assumed above trend growth would follow a period of below trend growth. The current approach takes into account that structural change in the economy may impact growth in the medium term as the economy continues to transition.

For more current information regarding expenses, please see the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW, and “2012-13 Half-Yearly Review Summary” above.

Balance Sheet

Key Fiscal Aggregates – Balance Sheet(1)(2)

	Actual	Budget	Est.	Est.	Est.
	As at June 30,
	2012	2013	2014	2015	2016
	(A$ million)
General Government Sector
Net Debt(3)	14,127	17,502	20,499	21,603	21,808
Net Financial Liabilities(4)	72,624	61,161	59,409	59,351	59,465
Net Worth(5)	145,511	157,272	167,807	174,631	180,574
Public Non-Financial Corporation Sector(6)
Net Debt(3)	25,513	31,351	35,904	40,385	43,062
Net Financial Liabilities(4)	39,652	43,501	47,514	51,644	54,459
Net Worth(5)	84,430	83,570	87,470	90,844	93,905
Total State Sector
Net Debt(3)	43,739	47,973	54,959	59,943	62,158
Net Financial Liabilities(4)	117,277	105,200	107,342	111,274	114,017
Net Worth(5)	145,511	157,272	167,807	174,631	180,574

(1)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard on a best endeavors basis.
(2)	Data for the 2005-06 year and beyond has been recognized and measured in accordance with Previous AGAAP. Before 2005-06, transactions were recorded in accordance with Previous AGAAP.
(3)	Net Debt is the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments, loans and placements.
(4)	Net Financial Liabilities is total liabilities less financial assets (excluding equity in Public Non-Financial Corporations and Public Financial Corporations).
(5)	Net Worth equals total assets less total liabilities.
(6)	This sector includes Government agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation.

Net Debt

As at the 2012-13 Budget, General Government sector net debt was estimated at $13.9 billion in June 2012 and expected to increase to A$21.8 billion in June 2016. Public Non-financial Corporation Sector net debt was expected to rise from an estimated A$26.4 billion at June 30, 2012 to A$43.1 billion at June 30, 2016. While the Budget is returning to surplus, a significant proportion of the record level of the capital works program continues to be funded by debt.

For more current information regarding net debt, please see the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW, and “2012-13 Half-Yearly Review Summary” above.

Underlying Net Debt to GSP – General Government and Total State

The rise in net debt reflects increased borrowings mainly by the Public Non-financial Corporation sector to invest in both social and economic infrastructure. Increases in borrowing by the Public Non-financial Corporations are also based on maintaining debt levels that are appropriate to their capital structure. While the Budget is returning to surplus a significant part of the capital expenditure program will be funded by debt, however borrowing by the General Government sector is expected to remain relatively stable as a proportion of GSP. The increase in net debt has been partly offset by the proceeds from the 2010 energy reform transactions which were completed in 2011.

Social and economic infrastructure includes major projects in rail, ports, water and electricity transmission and distribution. In the General Government sector, there is budgeted to be increased funding for transport infrastructure and road construction and higher spending on education and health, among other areas.

Net Financial Liabilities

As at the 2012-13 Budget, General Government Sector net financial liabilities were estimated at A$65.5 billion to the end of June 2012 and are expected to decrease to A$59.5 billion by June 2016. The improvement in net financial liabilities reflects changes in the valuation of superannuation liabilities in accordance with accounting standards offset by additional borrowings to fund the General Government infrastructure investment program. General Government net financial liabilities are forecast to decrease from A$65.5 billion at June 30, 2012 to A$59.5 billion by June 30, 2016. Public Non-financial Corporation net financial liabilities are expected to increase from A$39.6 billion to A$54.5 billion over this same period. The Total State net financial liabilities to GSP ratio is projected to fall from 23.0% at June 30, 2012 to 20.4% at June 30, 2016. These ratios would be below the historical high level of 26.6% at June 30, 1995.

There are two main factors driving the increase in net financial liabilities. Increased borrowings to fund the capital program are affecting net financial liabilities for both the Public Non-financial Corporation and General Government Sectors, while unfunded superannuation liabilities are impacting the General Government sector. The PFE sector does not significantly affect the level of Total State net financial liabilities as the Corporation’s borrowings are largely offset by the Corporation’s lending to General Government and Public Non-financial Corporation agencies.

For more current information regarding net financial liabilities, please see the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW, and “2012-13 Half-Yearly Review Summary” above.

Unfunded Superannuation Liability

A majority of the NSW public sector workforce are members of accumulation pension schemes and there are about 50,000 current contributors remaining in the closed defined benefit schemes. A defined benefit pension scheme continues to operate for judges and represents about 2% of Total State sector unfunded liabilities as at June 30, 2012. Under accumulation schemes, employers annually contribute 9% of an employee’s salary to a nominated superannuation fund. This is due to rise gradually to 12% by 2019. Under defined benefit schemes, employees receive a specific benefit in the form of a lump-sum or a pension.

NSW public sector superannuation liabilities are funded by employer contributions and by financial assets which are invested and managed by the superannuation trustees of each scheme. The shortfall between the present value of future benefits to be paid and the market value of the financial assets is the unfunded liability. As part of the previous Fiscal Responsibility Act 2005 (NSW) the NSW Government undertook to fully fund these unfunded liabilities by 2030 through annual cash contributions. Contributions are made such that they are sufficient to fund the liability by 2030, but do not exceed the required amount. This undertaking remains part of the updated Fiscal Responsibility Act 2012 (NSW).

Poor equity market returns during the global financial crisis and falls in the discount rate used to value the liabilities since the global financial crisis led to a significant increase in these unfunded superannuation liabilities in recent years (see explanation of the discount rate above under “ — Recent Fiscal Outcomes — Net Financial Liabilities”). The Total State Sector Accounts contained in the 2011-12 Report on State Finances showed that (on a AASB119 or “reporting basis”) in 2011-12 unfunded superannuation liabilities for the General Government sector increased by A$14.8 billion to A$47.2 billion and for the Total State sector increased by A$16.9 billion to A$50.9 billion. The increase in unfunded liabilities over the year to June 30, 2012, was mostly due to a decrease in the liability discount rate from 5.28% at June 30, 2011 to 3.06% at June 30, 2012. General Government net unfunded superannuation liabilities are forecast in the 2012-13 Budget to be A$31.3 billion at June 30, 2013, and A$24.9 billion by June 30, 2016.

The possibility of ongoing poor equity market results and a volatile discount rate pose risks to the unfunded superannuation liability. A higher projected unfunded superannuation liability may mean that the NSW Government would have to increase its annual cash contributions over time to cover any substantial increase in unfunded superannuation liabilities.

The State Super Pooled Fund covers the investment assets held on behalf of the closed NSW public sector defined benefit superannuation schemes. Contribution levels to the State Super Pooled Fund will be reviewed after the 2012 Triennial Superannuation Actuarial Review by the State Super Pooled Fund actuary, Mercer. As part of this review, Mercer will estimate and advise the value of State Super’s unfunded superannuation liabilities, based on the financial position of the fund (similar to the liability reported under the AASB 119 “reporting basis” standard). Mercer will also estimate unfunded liabilities based on the use of a funding valuation and an investment return valuation, which use forecast fund earning rates and investment objectives to estimate liabilities (the discount rate for the financial position estimate and the AASB 119 estimate are based on Commonwealth of Australia government bond yields). The funding valuation and investment return valuation are similar to the AAS 25 accounting standard, which was the standard used to estimate unfunded liabilities until the middle of the last decade. The AAS 25 standard is still regarded as a more accurate estimate of the underlying level of unfunded liabilities and is still used to forecast unfunded liabilities and set funding levels towards meeting the 2030 full funding target. The Triennial Review is scheduled to be released publically in December 2012.

At the time of the 2012-13 Budget, Total State sector net worth was expected to increase by an average of 5.3% per fiscal year to over the four fiscal years ending June 30, 2016, from A$146.9 billion at June 2012 to A$180.6 billion at June 30, 2016. Non-financial assets are expected to rise by A$41.9 billion, or 16.6% over this time, again reflecting the projected significant increase in infrastructure investment.

For more current information regarding net worth, please see the 2012-13 Half-Yearly Review, filed as exhibit (g) to the Annual Report on Form 18-K for 2011-12 of the Corporation and NSW, and “2012-13 Half-Yearly Review Summary” above.

Public Non-Financial Corporation Sector

The Public Non-Financial Corporation (“PNFC”) sector is also known as the Public Trading Enterprise or “PTE” sector. This sector includes those government businesses whose revenue is mainly derived from user charges (as opposed to taxation) and operate with a broadly commercial orientation, providing a return to government in the form of dividends and tax equivalent payments. NSW PNFCs do not pay income tax to the Australian Government as do private corporations. Instead the income tax payable is paid to the NSW Government as a “tax equivalent” payment. There is also a second class of PNFCs which provide various public services (such as housing and transport) and are funded through budget grants in addition to user charges. In NSW, some of the larger PNFCs are:

Major NSW State PNFCs(1)

SECTOR	BUSINESS
Electricity Generation	Delta Electricity Eraring Energy Macquarie Generation

Electricity Distribution	Ausgrid Endeavour Energy Essential Energy

Electricity Transmission	TransGrid

Water	Hunter Water Corporation State Water Corporation Sydney Water Corporation

Ports	Newcastle Port Corporation Port Kembla Port Corporation Sydney Ports Corporation

Transport(2)	Rail Corporation of NSW Rail Infrastructure Corp. State Transit Sydney Ferries

(1)	See “ — Business Asset Transactions”, below for further details on which PNFCs are affected by the NSW Government’s asset transfer plans.
(2)	These PNFCs also rely on budget grants as part of their overall funding.

PNFCs are not subject to debt and equity market scrutiny in the same way as private sector businesses. To ensure government businesses operate efficiently, the NSW Government introduced the Commercial Policy Framework in the early-1990s. The framework aims to replicate within government businesses the private sector disciplines and incentives that promote efficient commercial practice. The framework applies to all PNFCs, including State owned corporations, which are governed by the State Owned Corporations Act 1989 (NSW).

Some of the commercial PNFCs are subject to regulatory oversight. The electricity distribution and transmission businesses are regulated by the Australian Energy Regulator, while the retail arm of the distributors is regulated by the NSW Independent Pricing and Regulatory Tribunal (“IPART”). IPART is also responsible for regulating the water corporations.

As part of their role, the regulators determine the user charges that the electricity and water PNFCs are allowed to charge customers. These determinations are made such that the PNFCs can earn commercial rates of return on and of capital and normally last for a fixed period of years. The current determination for the electricity distributors and transmitters is in force until June 30, 2014, while the current determination for the electricity retailers expires June 30, 2013. On June 12, 2012, IPART set the new determination for Sydney Water, the largest of the water corporations in NSW, for the four years to June 2016. The determination states that water prices will go up by less than the rate of inflation.

The figures in the discussion below on the PNFC sector’s financial performance are based on the assumption that the current ownership and control of various PNFCs remains unchanged.

Operating Balance

In 2011-12, the PNFC operating balance was an A$1.9 billion surplus, following a surplus of A$820 million in 2010-11. This was roughly A$200 million more than the A$1.7 billion estimated at budget time.

The 2012-13 Budget estimates an operating balance of A$1.1 billion in 2012-13 with total revenues of A$20.7 billion compared to total expenses of A$19.7 billion. In the four years to 2015-16, the operating balance is expected to increase by an average of 9.1% per annum, while revenues and expenses are expected to grow at an average of about 4.0% and 3.4% per year, respectively, in the four years to 2015-16.

Revenues

The overwhelming majority of total PNFC revenues come from goods and services sales and grants. Given the current regulatory determinations in force for the largest of the commercial PNFCs, they are not expected to be significantly impacted by the recent economic weakness. Going forward, their large and growing asset base should support earnings growth. Similarly, those PNFCs largely funded through government grants will also experience steady, albeit more modest, revenue growth. The ports corporations and Forests NSW, which are more reliant on economic conditions, are expected to recover in line with the overall economy.

As a group, PNFC revenue was A$19.4 billion in 2011-12, an increase of 3.6% on the prior year, and about A$300 million more than estimated in the 2012-13 Budget. As at the 2012-13 Budget, PNFC revenues in 2012-13 are forecast to grow to A$20.7 billion due to growth in sales of good and services and grant revenues. In the four years to 2014-15, revenues are forecast to grow at an average 4.0% per year.

Expenses

Expenses in 2011-12 were A$17.3 billion, down 3.9%, or A$701 million, on 2010-11, and roughly $100 million less than estimated in the 2012-13 Budget. Most of this fall was due to capital grants and transfers expenses down A$1.2 billion on the previous year.

As at the 2012-13 Budget, expenses are expected to grow by about 12.8% to A$19.7 billion in 2012-13, driven by operating expenses and $1.1 billion in capital grants and transfers. Expense growth in the years 2012-13 to 2015-16 is expected to be driven by interest expense and depreciation and amortization cost. Overall, expenses are forecast to rise by about 14.5% from 2011-12 to 2015-16, or approximately 3.4% per annum, on average.

Capital Expenditure

Of the A$61.8 billion in capital spending announced in the 2012-13 Budget (for the four years from 2012-13 to 2015-16), A$35.9 billion is to be undertaken by the PNFC sector. Capital spending in the electricity sector (which includes generation, transmission, distribution and retail) is expected to reach A$15.5 billion and is being driven by customer growth, increasing summer peak demand and replacement and renewal of assets that reach the end of their useful life.

Other major areas of spending include health (A$4.2 billion), water (A$4.0 billion), transport (A$26.0 billion) and education (A$1.9 billion). Water sector spending will be driven by the need for asset renewal and expansion and various government initiatives. The main drivers of transport spending include upgrades in the rail sector, such as the purchase of new train carriages, improvements to the rail network and new rail projects like the North West and south west rail links, while the increase in health spending is due to hospital expansions and upgrades.

The State infrastructure program is nearly entirely funded from the Budget and State PNFCs, with Commonwealth of Australia grants contributing only around 10% of total funding. The State-funded General Government program, including public transport, continues to grow significantly over the forward estimates and is expected to be A$2.2 billion per annum or 38% higher than in the previous four years.

Over the same period, PNFC infrastructure investment, excluding public transport, remains relatively stable at A$5.8 billion per annum. This compares with average spending of nearly A$6.5 billion per annum shown for the PNFC sector in the 2011-12 Budget.

Infrastructure investment will peak in 2013-14 with the completion of the Royal North Shore Hospital redevelopment as a PPP and as progress on road and rail projects ramps up.

The PNFC capital program is expected to be mainly funded through increases in debt and operating balances (net of depreciation). As outlined in the 2012-13 Budget, from fiscal year 2011-12, net debt in the PNFC sector is forecast to rise A$16.7 billion from A$26.4 billion to A$43.1 billion in 2015-16.

This increase in net debt in the commercial PTE sector is reflected in the combined gearing level for commercial PTEs, which is projected to increase from 49% in June 2012 to 57% in June 2016. The gearing level is the ratio of net debt to net debt plus equity.

Increased gearing levels and resultant lower interest coverage is consistent with the Government’s Capital Structure Policy, which allows for borrowings to move within a prudent range over a business’s investment cycle. Capital investment is expected to generate returns above the cost of borrowing and increase debt servicing capacity, albeit with a lag during periods of high debt-funded capital expenditure.

Risk Management

Treasury Managed Fund

In 1989, the NSW Government established a self-insurance scheme known as the Treasury Managed Fund to cover all insurable risks of participating NSW Government agencies. Its aim is to help agencies reduce their risk exposure so they can spend more of their available resources on providing core services. The Treasury Managed Fund is owned and underwritten by the NSW Government, with full funding of the General Government sector’s self-insurance scheme achieved in 2003.

The Treasury Managed Fund covers workers’ compensation, public liability, property, comprehensive car insurance and miscellaneous claims. Membership in the Treasury Managed Fund is compulsory for all General Government budget dependent agencies and voluntary for all other public sector agencies, subject to the Treasurer’s approval. It does not cover compulsory third party injury claims arising from motor vehicle accidents. Compulsory third party claims insurance is used to provide protection to drivers in the event that a claim for personal injury or death is made against them as a result of negligent driving.

Membership in the Treasury Managed Fund is compulsory for all General Government budget dependent agencies and voluntary for all other public sector agencies, subject to the Treasurer’s approval. However, Treasury Circular 12/12 (May 3, 2012) requires all non-budget agencies who are not currently members of the Treasury Managed Fund, other than electricity generators and suppliers, to consult with the NSW Self Insurance Corporation with a view to joining the Treasury Managed Fund for the 2013–14 fund year, and all agencies not joining the Treasury Managed Fund to demonstrate that their existing insurance arrangements (i.e., cover and price) at least match the Treasury Managed Fund.

The Treasury Managed Fund is funded through premiums paid by agencies. Through the use of “hindsight adjustments” incentives the fund seeks to encourage best management practice by the agencies as ultimately risk management responsibility lies with the agencies. Hindsight premiums adjust the deposit premiums by taking into account the claims experience of the Treasury Managed Fund, member agencies and the NSW WorkCover scheme for the Fund year being adjusted. The target premium is recalculated to reflect the more recent estimates of total costs for the Fund year. Then, the new target premium is distributed among the agencies according to their reported claims costs for that year.

As at October 31, 2012, the Treasury Managed Fund had outstanding claims liabilities of A$5.6 billion, secured by investments with the Corporation of A$6.6 billion.

NSW Self Insurance Corporation

The NSW Self Insurance Corporation (“SICorp”) was established by the NSW Self Insurance Corporation Act 2004 (NSW). Its main tasks are to:

•	operate one or more NSW Government managed fund schemes;

•	enter into agreements or arrangements with other persons to provide services in relation to the operation of any NSW Government managed fund scheme;

•	enter into insurance or other agreements or arrangements to cover the liabilities to which the managed fund scheme applies; and

•	act for the State or an authority of the State in dealing with claims.

SICorp manages assets in compliance with its Net Assets Holding Level Policy to fund the NSW Government’s insurance liability costs. The policy dictates the appropriate level of reserves for the Treasury Managed Fund. This policy sets the Treasury Managed Fund reserve for insurance activity at an amount between 100-125% of outstanding claims liabilities. The net assets position is reviewed each December 31st. Excess reserves are paid to the Consolidated Fund via the Crown Finance Entity while deficits will require contributions from the Crown Finance Entity.

The table below summarizes the transfer of funds between the Consolidated Fund of the Crown Finance Entity and the Treasury Managed Fund from 2005-06 to 2011-12 under the net asset holding policy. The Treasury Managed Fund transferred excess funds of A$1.0 billion to the Consolidated Fund of Crown Finance Entity in 2005-06, A$910 million in 2006-07 and A$300 million in 2007-08. In 2008-09, following the global financial crisis, additional funding of A$390 million was provided by the Crown Finance Entity to the Treasury Managed Fund for the first time since its creation. However, in 2009-10 following a return to positive investment returns, A$30 million was returned to the Crown Finance Entity. In 2010-11, no funds were transferred between the Crown Finance Entity and the Treasury Managed Fund. In 2011-12 additional funding of A$221 million was transferred from the Crown Finance Entity to the Treasury Managed Fund.

Payment to Treasury Managed Fund / (Grant from) Crown Finance Entity
Year	A$ Millions
2005-06	(1,000)
2006-07	(910)
2007-08	(300)
2008-09	390
2009-10	(30)
2010-11	0
2011-12	221
Total	(1,629)

NSW WorkCover Authority

The NSW WorkCover Authority was established in 1989 to monitor the workers’ compensation system, license/regulate workers compensation insurers including self and specialized insurers. It ensures that the administration of insurers provides for the efficient operation of workers’ compensation insurance arrangements and also promotes compliance with workplace injury management and workplace safety legislation. NSW legislation requires all entities that have employees in NSW to have no fault workers compensation insurance.

NSW WorkCover Scheme

The Nominal Insurer is a not for profit entity that operates as a licensed workers’ compensation insurer that trades under the Registered Business Name of “The NSW WorkCover Scheme” (the “WorkCover Scheme”). It provides workers’ compensation insurance for all the State’s employers, apart from those employers that are self-insurers or are covered by separate industry/interest based schemes. The Nominal Insurer was established under the Workers Compensation Act 1987 and was created on February 18, 2005 by the Workers Compensation Amendment (Insurance Reform) Act 2003. It commenced operation on July 1, 2005.

The WorkCover Authority acts for the Nominal Insurer.

As at June 30, 2012 the audited accounts of WorkCover Scheme, prepared based on independent actuarial valuations, show that it is in deficit by A$1,497 million. This is a A$2,586 million turnaround on the deficit estimated as at December 31, 2011. This sharp improvement is primarily due to the inclusion of an allowance in the actuarial valuation for the impact of reforms in June 2012 to Scheme benefits. As a result, the WorkCover Scheme’s actuaries have estimated that the WorkCover Scheme will now return to full funding soon after June 30, 2014, four years earlier than what was estimated one year ago.

The WorkCover Scheme has sufficient financial assets to meet net claim and other operating costs until full funding is achieved in 2014.

The WorkCover Scheme’s financial statements include the Workers Compensation Insurance Fund (“Insurance Fund”), which holds premiums and all other funds received and is used to meet the WorkCover Scheme’s liabilities.

The Act states that the Nominal Insurer is not and does not represent the State or any authority of the State. The insurance claim liabilities of the Nominal Insurer can only be satisfied from the Insurance Fund and are not liabilities of the State, WorkCover Authority or any other authority of the State. The Scheme is not consolidated as part of the NSW Budget, NSW Total State Sector Accounts or the WorkCover Authority’s financial accounts.

The Safety, Return to Work and Support Board is responsible for determining the investment policies for assets within custody of the Insurance Fund. The Board reports to the Minister on the investment performance of the Insurance Fund.

Lifetime Care and Support Authority

The Lifetime Care and Support Authority is a statutory Authority established by the Motor Accidents (Lifetime Care and Support) Act 2006 (NSW). It is responsible for the administration of the Lifetime Care and Support Scheme (the “Lifetime Care and Support Scheme”). This includes developing and implementing the processes, policies and guidelines for the Lifetime Care and Support Scheme. The purpose of the Lifetime Care and Support Scheme is to provide treatment, rehabilitation and attendant care services to people severely injured in motor accidents in NSW, regardless of who was at fault in the accident.

The Lifetime Care and Support Scheme is fully funded by levies on compulsory third party insurance premiums collected by licensed insurers. It is not expected to create a call on the NSW Government as any increases in costs associated with the Scheme should be funded through changes to the premiums paid, based on actuarial reassessment.

Capital Program

As described above under “— Balance Sheet — Net Debt”, a significant increase in capital investment was announced in the 2008-09 Budget. Total actual capital investment in fiscal year 2011-12 was A$13.1 billion, down from the A$14.9 billion in 2010-11. In the four years to 2011-12, actual total capital expenditure totaled A$57.6 billion compared with A$36.4 billion in the four years to 2007-08.

Some major infrastructure investments over the next four years include:

•

A$26 billion for transport including spending on the North West Rail Link (A$3.3 billion), the South West Rail Link (A$1.4 billion), the Northern Sydney Freight Corridor A($950 million), Waratah Rolling Stock (A$1.6 billion), Rolling stock upgrades (A$668 million), Transport Access Program (A$404 million), Automatic Train Protection (A$300 million), Future Light Rail Project (A$284 million) Country Rail Infrastructure (A$260 million), Replacement Buses for private operators (A$247 million) and upgrades to the Pacific Highway (A$5 billion), Hunter Expressway and ancillary works (A$845 million) and the Princes Highway (A$596 million), Great Western Highway (A$369 million) Other Sydney Metropolitan (A$1.1 billion), Hume Highway (A$163 million);

•

A$15.3 billion for electricity infrastructure to ensure a reliable electricity supply that meets growing demand in New South Wales, including works on distribution (Ausgrid A$6.6 billion, Endeavour Energy A$2.2 billion and Essential Energy A$3.8 billion) and transmission networks (TransGrid A$2.7 billion). The capital works include new supply projects, technology improvements, new transmission lines and cables, construction of new substations and transformers, transmission and zone substations, distribution replacement, replacement of cables and cable tunnels and network capacity refurbishments;

•

A$4.2 billion for health, which includes: A$242 million for Blacktown/Mount Druitt Hospital, Hornsby/Ku-ring gai redevelopment (A$95 million), redevelopment of Tamworth Hospital (A$213 million) and development of Missenden Mental Health Unit at Royal Prince Alfred Hospital (A$67 million);

•

A$4 billion for water and wastewater, which includes works to service urban development (A$675 million), maintenance of water distribution systems (A$621 million), upgrades to wastewater network reliability (A$546 million) and upgrades to wastewater treatment plants (A$388 million) by Sydney Water Corporation and Hunter Water Corporation. Sydney Water Corporation and Hunter Water Corporation will also upgrade their information technology systems, which will support business efficiency improvements; and

•

A$1.9 billion for education infrastructure, including around A$440 million each year for works at schools and TAFE colleges, A$64 million for the Building the Education Revolution program and A$129 million for information technology major works.

High levels of capital investment are expected to be maintained in the four years to 2015-16 with the 2012-13 Budget estimating that total capital spending will be A$61.8 billion over 2012-13 through 2015-16. The capital program will peak in 2012-13, primarily reflecting higher expenditure on rail and electricity in the PTE sector and on health and roads infrastructure in the General Government. The capital program is intended to be primarily funded through operating surpluses (net of depreciation), increases in net debt, asset sales, Australian Government funding and other sources (such as accruals and provisions).

The NSW Government in their “NSW 2021 A Plan to make NSW number One” announced that they would create a 20 year State Infrastructure Strategy with accompanying five year funding plans.

On July 2, 2011, the NSW Government passed legislation to establish Infrastructure NSW (“INSW”) which is to provide strategic policy direction and oversight for infrastructure planning and delivery. INSW’s functions include:

•	developing infrastructure strategies and plans for NSW;

•	reviewing and evaluating proposed major capital expenditure projects;

•	advising on the priority of infrastructure projects and where appropriate advising on alternatives to meet infrastructure needs;

•	overseeing and monitoring of key capital projects;

•	reviewing completed infrastructure projects;

•	advising the NSW Government on economic and regulatory impediments to infrastructure and funding approaches; and

•	coordinating infrastructure submissions to the Australian Government.

In October 2012, Infrastructure NSW, in accordance with the NSW Government State Plan, published the 20 year State Infrastructure Strategy with five year funding plans (see “New South Wales Economy—Key Fiscal Aggregates” for more information).

The NSW Government also established the Restart NSW fund, which will be funded through the budget by windfall revenues and the issue of Waratah bonds. The fund will finance projects that will provide better frontline services, infrastructure and economic competitiveness.

Public Private Partnerships

Public Private Partnerships are one of the options the State uses to procure infrastructure and form part of a broader spectrum of contractual relationships between the public and private sectors to produce an asset and/or deliver a service. PPPs aim to achieve innovative solutions to deliver improved services and better value for money through optimal management synergies, encouraging innovation, efficient asset utilization and integrated whole-of-life asset management.

PPPs have the following principal features:

•	creating public infrastructure assets through private sector financing and ownership control;

•	a contribution by the State through land, capital works, risk sharing, revenue diversion or other supporting mechanisms; and

•	engaging the private sector for a specified period for the delivery of related services.

Any “related services” contracted to the private sector should be determined on a project-by-project basis at the early planning stage of each infrastructure project. Government retains the overall responsibility to meet its service delivery objectives and goals, regardless of any PPP entered.

PPPs typically include both a capital component and a continuing service delivery component. They are generally complex and involve high capital costs, lengthy contract periods that create long-term obligations and a sharing of risks between private and public sectors.

PPPs procured by NSW Government are required to comply with:

•	the National Public Private Partnerships Policy and Guidelines (2008); and

•	NSW specific requirements in these NSW Public Private Partnerships Guidelines (2012).

The NSW Public Private Partnerships Guidelines 2012 supersede the NSW 2006 Working with Government Guidelines for Privately Financed Projects and provide a streamlined guide on the NSW specific requirements for PPP procurement, updated to reflect changes in government structure and approval process.

PPP projects cover both social and economic infrastructure. For social infrastructure PPPs, the private sector capital raised to finance the project is fully recognized as a liability within the Budget and State’s balance sheet after construction is completed, and is ultimately funded through availability payments from agency budgets. Economic infrastructure PPPs have no impact on the Budget as the private sector sources its revenue through user charges (e.g., tolls).

Differences between Economic and Social Infrastructure Delivery

	Economic Infrastructure	Social Infrastructure
Typical examples	Networks of roads and telecommunications, ports, water storage and sewerage, and railways	Hospitals, schools, police stations, prisons and transport projects involving availability style payments

Revenue source	Most (if not all) from third parties – e.g., toll road users	Usually paid for out of general tax revenue

Exposure to Market Risk	Proponent faces genuine “market risk” – e.g., traffic risk	Nil

Primary Driver of financial outcomes	Revenue risks	Cost risks

Government Payments	Generally nil - Possible income to government from upside profit sharing arrangement	Fixed availability payments paid throughout the concession period.

Balance Sheet Impact	Gradual recognition of the infrastructure asset over the concession period as an emerging asset.	Assets and liability recognized post-construction for finance leases

PPPs have been used in NSW for over 25 years, with one of the first projects being the Sydney Harbor Tunnel, for which the contract was awarded in 1986-87. Since then, many types of infrastructure have been procured by the NSW Government through PPPs. Listed below are major active PPPs in NSW.

Major Active Public Infrastructure Projects in NSW

Project Description	Year of Contract
Sydney Harbor Tunnel	86-87
M5 South West Motorway	91-92
Macarthur Water Treatment Plant	93-94
Prospect Water Treatment Plant	93-94
Blue Mountains Sewega Tunnel Transfer	93-94
Hawkesbury Hospital	94-95
Light Rail Ultimo – Pyrmont	94-95
New Southern Railway	94-95
M2 Motorway	94-95
Illawarra Water Treatment Plant	94-95
Olympic Village	96-97
Olympic Stadium	96-97
Eastern Distributor Road	97-98
Olympic Multiple Use Arena	97-98
Prospect Water Treatment Plant – Supernatant Filtration	00-01
Cross City Tunnel	02-03
New Schools One	02-03
Lane Cove Tunnel	03-04
Eastern Creek Alternative Waste Treatment Plant	02-03
Western Sydney Orbital	02-03
New Schools Two	05-06
Newcastle Mater Hospital	05-06
Long Bay Gaol and Forensic Hospitals	05-06
Bonnyrigg Social Housing Project	05-06
Railcorp Rolling Stock	06-07
Colongra Gas Transport and Storage Facility	07-08
Orange Hospital	07-08
Camellia Recycled Water Plant	08-09
Royal North Shore Hospital	08-09
M2 Motorway Upgrade	10-11

The Government has also commenced the tender process for the following projects:

•	the Sydney International Convention, Exhibition and Entertainment Precinct Project

•	the North West Rail Link: Operations, Trains and Systems Project

Business Asset Transactions

Upcoming Transactions

Electricity Generators

In November 2011 the NSW Government announced that it would implement the recommendations of the Special Commission of Inquiry into the Electricity Transactions and divest the State’s electricity generators, development sites and the Cobbora coal mine. Legislation facilitating the electricity generator transactions received the Governor’s assent on June 5, 2012. On November 15, 2012 the Treasurer announced that the sale process for the generators would begin immediately and that they would be transacted sequentially during 2013 and 2014.

Port Botany

The Government has announced that it will proceed to market with the long-term lease of Port Botany. Funds realized from the transaction will be used to deliver a range of road and infrastructure projects. Existing ownership arrangements for the Port of Newcastle and Port Kembla will be retained, and the port facilities in Sydney Harbour will remain under State management.

The introduction of a private operator at Port Botany is expected to introduce private sector expertise and disciplines and help drive further efficiency on the waterfront, which is expected to, in turn, help to further develop the NSW economy. The lease process began to run in October 2012 and is expected to be completed by mid-2013.

Benefits

A number of benefits accrue to the NSW Government from transferring these businesses to the private sector. The proceeds can be used to repay the outstanding debt of the businesses being sold and any General Government sector debt or they can be reinvested in financial assets to earn a market return. In some instances the asset sales will result in a transfer of Government investment from user-pays assets (e.g., toll roads) to social investment (e.g., schools).

Furthermore, and especially for the more capital intensive businesses, any future planned capital expenditure that was to be undertaken by the NSW Government will be carried out by the private sector owner instead. In these cases, the effect will be to improve NSW’s balance sheet position by reducing levels of net debt and net financial liabilities.

As is normal budget practice, the 2012-13 Budget does not assume any future change to the current ownership and control of various business assets, nor does it include any budget impacts from potential asset transactions.

Recently Completed Transactions

Sydney Desalination Plant

The NSW Government committed to refinance Sydney Water’s desalination plant to free up funds for infrastructure. The long-term lease of the Sydney desalination plant was successfully concluded on June 1, 2012, following a competitive international bid process. The desalination plant was originally owned by a subsidiary of Sydney Water Corporation. The State leased the desalination plant, pipeline and site for 50 years to a consortium including the Ontario Teachers’ Pension Plan and Hastings managed infrastructure funds. Gross proceeds of A$2.3 billion are well above the book value of the assets. After repaying debt held against the assets more than A$300 million is available to be invested in Restart NSW.

Energy Reform Project

Apart from the lease of the Sydney Desalination plant, the most significant recent asset divestment occurred in December 2010 with the sale of three energy retail businesses, four generation development sites, and the generation trading rights to four power stations TRUenrgy, Origin Energy, and Infratil were the successful bidders. The State received A$5.3 billion in gross proceeds for the energy reform transactions and some of these proceeds have been used to pay down the debt of Eraring Energy and Delta Electricity. For additional information, see “Economic Infrastructure — Electricity, Gas, Water and Waste Services” above.

NSW Lotteries

In March 2010, the former NSW Government announced the sale of NSW Lotteries and the granting of 40-year lottery licenses to Tatts Group. The transaction consisted of an up-front payment of A$850 million to the State, as well as A$160 million in cash and other assets transferred to the State. The price paid for the business and the licenses was considerably in excess of the retention value of the business to the NSW Government. The proceeds from the NSW Lotteries transaction were used to pay down debt and reduce superannuation liabilities.

The NSW Government will continue to receive duties from the sale of lottery products, estimated at more than A$330 million per year. These revenues are expected to continue to fund front-line (consumer) social services and infrastructure.

Special Vehicle License Plates Business

In September 2010, the former NSW Government announced that Plate Marketing Pty Ltd (part of the LicenSys group) had been appointed to operate and manage the myPlates special vehicle license plate business under a 15 year partnering arrangement. The arrangement is expected to deliver higher financial returns to the NSW Government through additional business growth, resulting from the use of private sector marketing and product development expertise.

WSN Environmental Solutions

The transfer of WSN Environmental Solutions to the private sector was completed in January 2011. The sale to SITA Environmental Solutions resulted in A$235 million of proceeds to the State. The price paid for the business was in excess of the retention value of the business to NSW. The State-owned Waste Assets Management Corporation retains and manages landfill sites not transferred as part of the transaction.

FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Financial relations between the Commonwealth of Australia and the several Australian States and Territories are governed by the Australian Constitution. The Constitution specifies the powers of the Commonwealth of Australia and outlines the division of responsibilities between the levels of government and the revenue sources available to each level.

The Commonwealth of Australia has exclusive power under the Constitution to impose excise and customs duties and goods and services tax. In 1942, the Commonwealth of Australia assumed income tax imposition authority from the States and has since been the sole income taxing authority in Australia. The States and Territories impose payroll taxes, stamp duties and land taxes, while local governments impose charges based on the rateable value of real property.

Currently, no wealth taxes, estate or gift duties are levied in Australia. Capital gains tax is not payable on assets purchased or acquired before September 20, 1985, although gains on the sale of such property are taxed as income by the Commonwealth of Australia in particular circumstances.

State taxes tend to have narrower bases, are less economically efficient (because they tend to affect economic decision-making by private agents more) and have historically grown at slower rates than Commonwealth of Australia taxes. Under the Intergovernmental Agreement on the Reform of Commonwealth — State Financial Relations, agreed in June 1999, and subsequent agreements, the States and Territories undertook to progressively abolish a specific list of inefficient taxes in return for increased revenue grants from the Commonwealth of Australia. NSW has abolished all of the listed taxes, with the exception of stamp duty on mortgages, non-real property transfers and marketable securities, which, consistent with the requirements of the IGA, are scheduled for abolition from July 1, 2013.

Several sections of the Australian Constitution deal directly with Commonwealth of Australia-State financial relations. These include sections relating to the management of State debts and the payment of grants by the Commonwealth of Australia to the States, as described further below.

Loan Council

In 1923, the Australian Loan Council (the “Loan Council”) was established to coordinate borrowings by the Commonwealth of Australia and State and Territory Governments. The Loan Council consists of the Australian Prime Minister and the Head of each State and Territory. In practice, each member is represented by a nominee, usually the Treasurer of that jurisdiction, with the Federal Treasurer as Chairman.

While the Loan Council still exists, its primary function now is to promote transparency of public sector financing. Each year, the Commonwealth of Australia, State and Territory Governments nominate the amounts they expect to borrow (known as “Loan Council Allocations”) and the Loan Council meets to consider and approve these nominations. These arrangements are designed to enhance financial market scrutiny of public sector borrowing and facilitate informed judgments about each Government’s financial performance.

Commonwealth of Australia Payments to the States and Territories

A central issue in Commonwealth of Australia-State relations is the high level of “Vertical Fiscal Imbalance” in Australia: that is, the mismatch between the revenue-raising capacity and spending responsibilities of different levels of government. State Governments have limited revenue-raising capacity and large spending responsibilities whereas the Commonwealth of Australia raises much more revenue than it needs for its own purposes.

To remedy this situation, the Commonwealth of Australia makes payments to the States for both recurrent and capital purposes. Such payments are permitted under section 96 of the Constitution and are subject to any terms and conditions that the Commonwealth of Australia thinks fit. The payments fall into two broad categories: “general purpose” or “untied” payments, which the States and Territories are free to spend as they wish; and “specific purpose” or “tied” payments, which are subject to conditions specified by, or agreed with, the Commonwealth of Australia. Generally, specific purpose payments require that the funds provided be expended for a particular purpose and may be subject to detailed conditions regarding project approval and reporting requirements.

Commonwealth of Australia payments to NSW are expected to total A$24.7 billion in 2012-13, representing approximately 41% of total NSW Budget revenue for the year. Approximately 60% of these payments are “untied”.

The overall structure of Commonwealth of Australia payments to the States and Territories is set out in periodic agreements entered into by all parties. Until recently, this framework was provided by the Intergovernmental Agreement on the Reform of Commonwealth — State Financial Relations, agreed in June 1999. This was replaced, in December 2008, by the Intergovernmental Agreement on Federal Financial Relations, which left the framework for general purpose payments unchanged but made major changes to the structure of specific purpose payments.

General Purpose Payments

The current framework for Commonwealth of Australia general purpose payments to the States was set out in the Intergovernmental Agreement of June 1999. The key provisions are that:

•	from July 1, 2000, the Commonwealth of Australia pays to the States and Territories all the revenue it collects from the GST;

•	the States and Territories can spend these GST revenues as they wish; and

•	the GST revenue is distributed among the States and Territories in accordance with the principle of Horizontal Fiscal Equalisation.

The Horizontal Fiscal Equalisation principle seeks to ensure that all States and Territories have the fiscal capacity to supply services of a similar standard to their citizens provided they make similar efforts to raise their own revenue and operate at average levels of efficiency. The Commonwealth of Australia Grants Commission, established in 1933, analyses the capacity of each State and Territory to raise revenue and provide services, and advises the Federal Treasurer (who ultimately can accept or reject the Commonwealth of Australia Grants Commission’s advice) on how to distribute the available GST revenue grants among the States and Territories.

The NSW share of total Australian GST revenue increased from 30.3% in 2009-10 to 30.9% in 2010-11 and 2011-12, and is projected to fall slightly to 30.7% in 2012-13. This compares with NSW’s share of the total Australian population of 32%. General purpose payments to NSW in 2012-13 are expected to be A$14.8 billion, 3.8% above the previous year, and are forecast to grow on average by 5.2% per annum over the four year period from 2011-12 to 2015-16, consistent with the downward revision to the Commonwealth of Australia’s expected growth in the national GST pool over the period.

In its most recent methodology review, released in February 2010, the Commonwealth of Australia Grants Commission changed the methodology it uses to calculate the distribution of GST revenue grants. These changes include a greater emphasis on population growth, particularly for the assessment of infrastructure needs. Overall, in a longer term structural sense, the changes are expected to disadvantage New South Wales.

In March 2011, the Prime Minister and Federal Treasurer jointly announced the establishment of a review of the distribution of the GST revenue (the “Review”) to ensure that Australia is best placed to meet the challenges of structural change arising from both domestic and global pressures and that confidence in the system is maintained. Specifically, the Review was directed to recommend changes to the form of horizontal fiscal equalization that would enhance the efficiency, equity, transparency and predictability of the GST distribution system.

In supplementary terms of reference issued in November 2011, the Review was also directed to make recommendations on possible changes to the form of equalization to ensure that equalization does not provide a disincentive to State tax reform, to enable the equalization system to promote State policy decisions which improve the efficiency of State taxes and mineral royalties and to examine the incentive for States to reduce Commonwealth of Australia revenues from the MRRT or Petroleum Resource Rent Tax (the “PRRT”) through increasing State mineral royalties.

The final report of the Review, released by the Commonwealth of Australia Treasurer on November 30, 2012, provides recommendations for short-term adjustments to the horizontal fiscal equalization system and sets out a broader vision for longer term reform of intergovernmental relations in Australia. The Review found little evidence that the current horizontal fiscal equalization system is an impediment to State tax reform and recommended against using the system to compel or encourage the States to adopt tax reform. It recommends a co-operative approach to the taxing of mining revenues in which the link between State royalties and the Commonwealth of Australia’s MRRT and PRRT is severed, the States agree to reduce royalty rates in return for offsetting payments from the Commonwealth of Australia and the fiscal dividend from the improved tax arrangements is shared between the Commonwealth of Australia and the States.

Most of the short-term recommendations relate to improving governance and consultative arrangements and technical adjustments to improve the stability, reliability and transparency of the system, with little impact on the underlying distribution of the GST revenue. However, there are two recommendations which could have an ongoing impact on New South Wales’ GST share:

•	from the 2013 Update of States’ GST shares onwards, only 50% of Commonwealth of Australia payments for national road and rail infrastructure should affect State relativities; and

•	the effect of the mining revenue assessment on GST shares should be reduced by 3% to cover unrecognized costs associated with mining.

The precise magnitude of the impact of these recommendations will depend on a number of factors but, together, they are estimated to reduce New South Wales’ annual share of GST revenue by approximately A$110 million.

The Review recommends that the long term goal should be for Commonwealth of Australia funding to be shared among the States on an equal per capita basis, with ‘top up’ payments to the weaker States. This should occur in the context of a better matching of revenues with expenditure responsibilities at each level of government, a greater focus on tax efficiency and a shift in the focus of Commonwealth of Australia payments to the States towards addressing vertical fiscal imbalance, with more general revenue assistance and fewer tied payments.

Specific Purpose Payments

Although the 2008 Intergovernmental Agreement did not alter the general purpose payment arrangements, it made significant changes to the framework for specific purpose payments. It divided specific purpose payments into two types: National Agreements and National Partnership payments.

Under the new system there are six National Agreements, covering the policy areas of healthcare, education, skills and workforce development, disability, affordable housing and national indigenous reform. Each National Agreement clarifies the roles and responsibilities of the levels of government and specifies the objectives, outcomes, outputs and performance indicators to guide States in their delivery of service in each policy area. National Agreements do not include financial or other input controls. Reporting against high level performance indicators and independent publication of comparative analysis of performance are the key mechanisms for promoting accountability.

National Agreements payments from the Commonwealth of Australia provide States and Territories with funding to facilitate and support the delivery of ongoing services. In contrast, National Partnership payments are used to support the delivery of specific outputs or projects and to facilitate and reward state microeconomic reforms. Reform facilitation payments may be paid to States in advance, in recognition of expected up-front costs. However, reform reward payments are paid to a State only after an independent assessment has demonstrated that performance benchmarks have been achieved.

Specific purpose payments to NSW in 2012-13 are projected to be A$9.9 billion, 15.0% lower than in the previous year. These comprise A$7.2 billion of National Agreement payments, 6.0% higher than in the previous year, and A$2.7 billion of National Partnership payments, 44.6% below the previous year. The fall in National Partnership payments reflects the expiry of a number of agreements with the Commonwealth of Australia designed to provide economic stimulus in response to the global financial crisis and the effects of subsequent fiscal consolidation by the Commonwealth of Australia. Over the four year period from 2011-12 to 2015-16, National Agreement payments are projected to increase at an average annual rate of 6.4%, while National Partnership payments are projected to decline at an average annual rate of 20.8%.

Taxation Reform

In 2010 the Australian Government released a report, Australia’s Future Tax System, commencing a dialogue with all state and territory governments about ways in which the Australian tax system could be improved. This report argues the tax system can be made more efficient, while maintaining total revenue, by shifting from inefficient taxes (e.g., taxes on transactions such as insurance or real estate transfers) towards more efficient taxes (e.g., broad-based taxes on income, consumption or land).

The NSW Government is currently undertaking a consultative process examining a possible change in the revenue that is used to fund fire and emergency services. At present the bulk of fire and emergency services funding comes from a tax on insurance companies, contributing to relatively high rates of non-insurance in NSW relative to other Australian states. A public discussion paper has been circulated discussing the possibility of a tax on land values which could be levied to raise the same amount of revenue. The period for public submissions has now closed, and the State is evaluating the submissions before deciding on its next steps.

The NSW Treasurer is also taking a leading role in the promotion of national discussions on state tax reform. The Treasurer met with other state and territory Treasurers on November 8, 2012, to make a number of reform proposals. All Treasurers agreed to put the proposals to their Cabinets and if agreed, to present the proposals to the Australian Government. The proposals include:

•	lowering the threshold at which the national GST applies to imported goods;

•	improving the enforcement of the GST and tightening loopholes;

•	sharing part of the Australian Government’s income tax revenue base and using this revenue to reduce inefficient state taxes;

•	Australian Government compensation to state governments for the loss of revenue streams in the nature of income tax when they privatize government owned businesses; and

•	harmonisation of state taxes and red tape reduction.

At the national level, the Australian Government has introduced, from July 1, 2012, a new profits based tax on coal and iron ore mining, the MRRT. This tax applies in addition to mineral royalties collected by the states, but the Australian Government reduces companies’ MRRT obligations by the amount of any state royalties paid. The economic effect is to immunize mining companies from changes in State royalties. With effect from December 1, 2012, the NSW Government will impose supplementary royalties on companies operating in NSW that are subject to the MRRT, raising an estimated A$1.5 billion over the four years to 2015-16. The purpose of this measure is to compensate for the fiscal effect of the Australian Government’s carbon tax. The NSW regulation has been drafted in light of the MRRT rules, to avoid any increase in the financial obligations of mining companies operating in New South Wales.

National Carbon Pricing

On November 8, 2011 the Commonwealth of Australia Senate passed its Clean Energy Legislative Package, establishing a national carbon tax from July 1, 2012.

The carbon tax is initially fixed at A$23 per tonne, increasing 2.5% real per annum, before transitioning to carbon trading from July 2015. The carbon tax will have broad coverage including stationary energy, industrial processes, some transport sectors, non-legacy waste and fugitive emissions. The Commonwealth of Australia Government has announced a range of compensation and assistance packages to help lessen the impact of the price on households and certain heavily impacted industries.

The carbon tax increases the cost of emissions intensive production. The increase in costs leads to financial impacts across the economy, including on state budgets. The primary impacts on the NSW Budget will be increased costs for a range of NSW Government services, and reduced dividends. The State has also recognized a $1,320 million impairment loss against the asset revaluation surplus and asset values from State-owned electricity companies. NSW Government-owned generators are ineligible for the compensation the Commonwealth of Australia Government has offered to other coal-fired electricity generators.

In its first four years of operation (i.e., to the end of the 2015-16 financial year), the carbon tax is expected to cost the NSW Government A$1.5 billion. To address the carbon tax’s negative financial impacts on NSW, the 2011-12 Budget foreshadowed the introduction of a supplementary coal royalty, to be paid in addition to normal coal royalties. The revenue raised each year by supplementary royalties will be an amount calculated to compensate the NSW Government for the fiscal impact of the carbon tax. The estimated impact in 2012-13 is A$235 million, and this will be the revenue target for the current fiscal year.

Under the MRRT, royalties paid to state governments are deducted from companies’ MRRT liabilities. NSW is implementing the supplementary royalty in a way that will see the overall tax burden of mining companies unchanged.

The Final Report of the Review of the GST Distribution recommends that the Commonwealth of Australia engage with the States to agree to a cooperative approach to the taxation of the mining revenues. The recommended form of this agreement includes severing the link between State royalties and the Commonwealth of Australia’s MRRT and PRRT, a reduction in State royalty rates in return for offsetting payments from the Commonwealth of Australia and a sharing of the fiscal dividend from the improved tax arrangements between the Commonwealth of Australia and the States. This could have implications for the funding NSW receives in the future.

Health Reform

In August 2011, the NSW Government, along with the Governments of all other states and territories, signed the new National Health Reform Agreement (“NHRA”). The goals of the agreement are to improve local decisionmaking, integration between the different health services (primary, community and acute), performance reporting, accountability and the sustainability of public hospitals.

Under the agreement, NSW retains responsibility for managing the State’s public hospital system while the Commonwealth of Australia assumes lead responsibility for primary health and aged care services. On August 24, 2011 the NSW Department of Health was made the Ministry of Health, with a focus on strategic system management, regulation and performance monitoring and the power to intervene if necessary.

Included in the agreement are additional Commonwealth of Australia funds of A$16.4 billion from 2014-15 for the states and territories, A$9.5 billion of which is to be allocated on a per capita basis, which amounts to an estimated A$3 billion for NSW.

Key elements of the NHRA include:

•	the establishment of Local Health Districts, in order to increase local responsiveness and accountability;

•	activity based funding, which is being implemented in stages from 2012-13 and block funding where activity based funding is not appropriate, such as with smaller facilities;

•	starting in 2012-13, Commonwealth of Australia and State payments to Local Health Districts for activity based funded services, made from a national funding pool;

•	creation of a National Health Performance Authority to oversee standardized national health reporting; and

•	Commonwealth of Australia funding of 45% of growth in the efficient price of public hospital services from 2014-15, rising to 50% from 2017-18;

The implementation of the NHRA in NSW is on schedule. Commonwealth of Australia and State payments to the newly created Local Health Districts and Specialist Health Networks began in July 2012, with the majority of payments being made in the form of Activity Based Funding.

CURRENCY OF PRESENTATION AND EXCHANGE RATES

The Corporation and NSW publish their financial statements in Australian dollars. The Corporation’s and NSW’s fiscal years each end on June 30 of each year. The following table sets forth, for the fiscal years indicated, the high, low, average and period-end noon buying rates in New York City for cable transfers of Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, expressed in U.S. dollars per A$1.00. Also set forth below are the high and low noon buying rates for each of the last full six months. On December 14, 2012, the noon buying rate was A$1 = US$1.0555.

Fiscal Year Ended June 30,	At Period End	Average Rate(1)	High	Low
2006	0.7423	0.7472	0.7781	0.7056
2007	0.8491	0.7925	0.8491	0.7407
2008	0.9562	0.9042	0.9644	0.7860
2009	0.8055	0.7423	0.9797	0.6073
2010	0.8480	0.8837	0.9369	0.7751
2011	1.0732	1.0001	1.0970	0.8380
2012	1.0236	1.0323	1.1026	0.9453

	2012
	June	July	August	September	October	November	December(2)
High	1.0236	1.0522	1.0591	1.05611	1.0397	1.0470	1.0555
Low	0.9688	1.0131	1.0301	1.01955	1.0188	1.0315	1.0433

(1)	The daily average of the noon buying rates on the last day of each month during the period.
(2)	Through December 14, 2012.